As filed with the Securities and Exchange Commission on December 20, 1996
                                                    Registration No. 333-09187



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 -------------


                        Post-Effective Amendment No. 1
                                      To
                                   FORM S-4
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                 -------------



                               PHYMATRIX CORP.
            (Exact name of registrant as specified in its charter)

                Delaware                                 8099                       65-0617076
        (State or other jurisdiction          (Primary Standard Industrial        (I.R.S. Employer
      of incorporation or organization)        Classification Code Number)      Identification No.)

                           777 South Flagler Drive
                          West Palm Beach, FL 33401
                                (561) 655-3500
        (Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)

                                 -------------

                              Abraham D. Gosman
                               PhyMatrix Corp.
                           777 South Flagler Drive
                          West Palm Beach, FL 33401
                                (561) 655-3500
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                 -------------

                         Copies of communications to:
                          Michael J. Bohnen, Esquire
                        Nutter, McClennen & Fish, LLP
                           One International Place
                               Boston, MA 02110
                                (617) 439-2000

                                 -------------

   Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                                 -------------

                       CALCULATION OF REGISTRATION FEE

                                                      Proposed maximum                                        Amount of
  Title of each class of         Amount to be        offering price per         Proposed maximum             registration
securities to be registered       registered             share(1)           aggregate offering price(1)          fee
---------------------------      ------------        ------------------     ---------------------------      ------------
Common Stock, $.01 par
  value                        5,000,000 shares           $23.63                   $118,150,000                $40,742(2)


   (1) Determined pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices per share of Common Stock reported on The Nasdaq National Market on July 26, 1996.

   (2) Previously paid.

    The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                               5,000,000 Shares

                               PhyMatrix Corp.

                   a Physician Practice Management Company

                                 Common Stock

                                 -------------

     This Prospectus relates to 5,000,000 shares of common stock, $.01 par value per share (the "Common Stock"), of PhyMatrix Corp. (the "Company") that may be offered and issued by the Company from time to time in connection with acquisitions of other businesses or properties by the Company.

     PhyMatrix intends to concentrate its acquisitions in areas related to the current business of PhyMatrix. If the opportunity arises, however, PhyMatrix may attempt to make acquisitions that are either complementary to its present operations or which it considers advantageous even though they may be dissimilar to its present activities. The consideration for any such acquisition may consist of shares of Common Stock, cash, notes or other evidences of debt, assumptions of liabilities or a combination thereof, as determined from time to time by negotiations between PhyMatrix and the owners or controlling persons of businesses or properties to be acquired.

     The shares covered by this Prospectus may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, in exchange for assets used in or related to the business of such companies or entities, or otherwise pursuant to the agreements providing for such acquisitions. The terms of such acquisitions and of the issuance of shares of Common Stock under acquisition agreements will generally be determined by direct negotiations with the owners or controlling persons of the businesses or properties to be acquired or, in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. It is anticipated that the shares of Common Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Common Stock either at the time of agreement on the terms of an acquisition or at or about the time of delivery of the shares.

     It is not expected that underwriting discounts or commissions will be paid by the Company in connection with issuances of shares of Common Stock under this Prospectus. However, finders' fees or brokers' commissions may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of shares of Common Stock covered by this Prospectus. Any person receiving such a fee may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").


     PhyMatrix's Common Stock is listed on The Nasdaq National Market under the symbol "PHMX." The closing market price of PhyMatrix Common Stock on The Nasdaq National Market on December 18, 1996 was $14.00.

                                -------------


      Prospective investors should carefully consider the factors set forth under the section "Risk Factors" beginning on page 7.

                                -------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                 The Date of this Prospectus is December 20, 1996

   No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the securities described herein by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of this Prospectus or any sale made pursuant to this Prospectus create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                                 -------------

                              TABLE OF CONTENTS


                                                               Page
                                                               ----
The Company                                                       3
Summary Financial Data                                            5
Risk Factors                                                      7
Price Range of Common Stock                                      13
Dividend Policy                                                  13
Selected Financial Data                                          14
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                            16
Business                                                         28
Management                                                       40
Certain Transactions                                             45
Principal Stockholders                                           47
Description of Capital Stock                                     48
Plan of Distribution                                             50
Validity of Common Stock                                         51
Experts                                                          51
Additional Information                                           51
Index to Financial Statements                                   F-1




                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. See "Risk Factors" for information that should be considered by prospective investors.

                                 The Company

   Phymatrix Corp. (the "Company") was incorporated in October 1995 to combine the business operations of certain companies (the "Related Companies") controlled by Abraham D. Gosman, the Company's Chairman, President and Chief Executive Officer. The business operations of the Related Companies were acquired from third parties in transactions completed since September 1994. Simultaneously with the closing of the Company's initial public offering on January 23, 1996, the Related Companies were transferred to the Company in exchange for 13,307,450 shares of Company Common Stock (the "Formation"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions." The Related Companies or the Company have acquired those companies and physician practices discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition Summary."


   The Company is a physician practice management company which provides management services to disease specialty and primary care physicians and provides related medical support services. The Company's primary strategy is to develop disease management networks in specific geographic locations by acquiring physician practices and affiliating with disease specialty and primary care physicians. Where appropriate, the Company supports its affiliated physicians with related diagnostic and therapeutic medical support services. The Company's medical support services include radiation therapy, diagnostic imaging, infusion therapy, home health care and lithotripsy services. Since its first acquisition in September 1994, the Company has acquired the practices of and affiliated with 174 physicians and acquired several medical support service companies and a medical facility development company. More recently the Company has also focused on expanding its physician affiliations by acquiring management services organizations (MSO's"), or an ownership interest therein, which manage independent physician associations ("IPA's"). The Company owns interests in MSO's in Connecticut, Georgia, New Jersey and New York that provide management services to IPA's composed of over 1,470 multi-specialty physicians.


   Increasing concern over the cost of health care in the United States has led to numerous changes affecting the physician provider community, including the development of managed care and risk-based contracting arrangements. Based on data from the United States Health Care Financing Administration, industry sources have estimated that in 1995 the nation's 650,000 physicians generated approximately $200 billion in physician service revenues. The Company believes independent physicians are inadequately prepared to respond to the changing health care market because they typically have high operating costs relative to revenue and lack both purchasing power with vendors and sufficient capital to purchase new clinical equipment and management information systems. In order to be competitive, many physicians are seeking affiliations with larger entities, including physician practice management companies.

   The Company believes that the providers of disease management services in the United States, including cancer care providers, are highly fragmented. There are approximately 6,000 oncologists practicing in the United States, most of whom practice alone or in small groups, and there are hundreds of independent outpatient and free-standing cancer treatment centers. This fragmentation results, in part, from the fact that the treatment of cancer frequently requires a multi-disciplinary approach in a variety of settings involving numerous health care professionals with different specializations.


   The Company believes that its strategy of acquiring and integrating independent physician practices and medical support services into specialty networks creates synergies, achieves operating efficiencies and responds to the cost-containment initiatives of payors, particularly managed care companies. The Company has focused its disease management efforts on the acquisition of oncology practices and, to date, has acquired the practices of and affiliated with 62 oncologists. The Company also provides comprehensive cancer-related support services at 10 radiation treatment centers and two diagnostic imaging centers and manages infusion therapy services from three regional offices. The Company intends to develop additional disease management services for the treatment of other chronic illnesses such as diabetes, cardiovascular diseases and infectious diseases.


   In certain targeted markets, the Company organizes its affiliated physicians and related medical support services into integrated clusters of disease specialty and primary care networks, which it terms local provider networks ("LPNs"). LPNs are designed to provide a comprehensive range of physician and medical support services within specific geographic regions. The Company believes that its LPN structure will achieve operating efficiencies and enhance its ability to secure contracts with managed care organizations. The Company currently has contracts with managed care organizations under which the Company and its affiliated physicians provide certain cancer- related health care services to over 200,000 covered lives. To date, the Company has established an LPN in each of the Southeast Florida, Atlanta and Washington, D.C./Baltimore areas and in the tri-state area of Connecticut, New York and New Jersey. The Company intends to establish additional LPNs by affiliating with additional IPA's.


   The Company also provides medical facility development services to related and unrelated third parties for the establishment of health parks, medical malls and medical office buildings. Such services include project finance assistance, project management, construction management, construction design engineering, physician recruitment, leasing and marketing. While the Company incurs certain administrative and other expenses in the course of providing such services, it does not incur costs of construction or risks of project ownership. The Company's strategy in financing its projects is to involve future tenants as significant investors in and owners of the developed medical facilities. Because most of its tenants are physicians and medical support service companies, the Company believes that the relationships that it develops with these parties through its medical facility development efforts will greatly enhance the Company's ability to affiliate with physicians and acquire physician practices and medical support service companies. Further, the Company believes that medical facility development in certain markets will aid in the integration of its affiliated physicians and medical support services.


   The Company affiliates with physicians through management agreements with physician practices or employment agreements with individual physicians. When affiliating with physicians, the Company generally acquires the assets of the physicians' practices, including its equipment, furniture, fixtures and supplies and, in some cases, goodwill and management service agreements, of the physicians' practices. Currently, the Company manages the practices of 144 physicians and employs another 30 physicians. The Company derives revenues from affiliated physicians through management fees charged to managed physician practices and from charges to third parties for services provided by employed physicians.


   The Company manages its home health care and lithotripsy services from eight local or regional offices. The Company also operates seven mobile lithotripters which provide services to approximately 70 hospitals and other health care facilities.

   The Company's objective is to be a leader in the physician practice management industry. The Company plans to achieve this objective by: (i) developing disease management networks in specific geographic locations by acquiring the practices of and affiliating with high profile disease specialty and primary care physicians, multi- specialty physician groups and independent practice associations, (ii) organizing its physician practices and related medical support services into LPNs, (iii) utilizing its medical facility development services to promote its affiliations and acquisitions as well as the integration of its affiliated physicians and medical support services, (iv) pursuing contractual arrangements with managed care organizations, (v) implementing information systems to improve patient care and provide outcome studies and other data and (vi) achieving operating efficiencies through the consolidation of the overhead and administrative functions of its physician practices.

   The Company's principal place of business is 777 South Flagler Drive, West Palm Beach, Florida 33401; and its telephone number at that address is (561) 655-3500. Unless otherwise indicated or required by the context, references to the "Company" include its consolidated subsidiaries.

   Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward-looking statements, including, but not limited to, statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Such statements reflect management's current views, are based on many assumptions and are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, those discussed in "Risk Factors."


               SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
                (Dollars in thousands, except per share data)




                                                                  Historical (1)
                                    ----------------------------------------------------------------------------
                                      Combined                                       Combined     Consolidated
                                    June 24, 1994     Combined     Consolidated        Nine           Nine
                                     (inception)        Year          Month           Months         Months
                                         to            Ended          Ended           Ended           Ended
                                    December 31,    December 31,   January 31,    September 30,    October 31,
                                        1994            1995         1996 (2)          1995         1996 (2)
                                   --------------- -------------- -------------- ---------------  --------------
                                      (Audited)      (Audited)     (Unaudited)      (Audited)      (Unaudited)
Statement of Operations Data:
Net revenue                            $ 2,447        $ 70,733       $10,715         $40,118        $129,369
                                      --------        --------       --------       --------        --------
Operating expenses:
 Cost of affiliated physician
  management  services                      --           9,656         2,797           2,280          29,664
 Salaries, wages and benefits            2,142          31,976         3,637          21,425          38,300
 Depreciation and amortization             107           3,863           535           2,348           5,216
 Rent                                      249           4,503           565           2,701           5,643
 Earn out payment                           --           1,271            --           1,271              --
 Provision for closure loss                 --           2,500            --              --              --
 Other                                   1,098          22,900         3,434          13,588          36,628
                                      --------        --------       --------       --------        --------
                                         3,596          76,669        10,968          43,613         115,451
                                      --------        --------       --------       --------        --------
Income (loss) from operations           (1,149)         (5,936)         (253)         (3,495)         13,918
                                      --------        --------       --------       --------        --------
Interest expense                            95           4,852           812           2,766           1,093
Minority interest                           52             806            81             564              58
(Income) loss from investment in
  affiliates                                --            (569)           30            (342)           (496)
                                      --------        --------       --------       --------        --------
Income (loss) before income taxes       (1,296)        (11,025)       (1,176)         (6,483)         13,263
Income tax expense (3)                      --              --            --              --           4,918
                                      --------        --------       --------       --------        --------
Net income (loss)                      $(1,296)       $(11,025)      $(1,176)        $(6,483)       $  8,345
                                      ========        ========       ========       ========        ========
Net income per share (4)                                                                            $   0.38
                                                                                                    ========
Operating Data (Unaudited):
Number of Affiliated physicians
  (5):
 Cancer                                     --              55            55              55              62
 Primary care                               --              14            14              12              19
 Other speciality                           --              34            34              22              93
Revenues:
 Cancer services                       $   685        $  44,905      $ 6,712         $24,461        $ 69,586
 Non-cancer physician services              --           7,705         2,281           2,615          32,561
 Other medical services                  1,762          18,123         1,722          13,042          15,197
 Medical facility development               --              --            --              --          12,025
                                      --------        --------       --------       --------        --------
    Total                              $ 2,447        $ 70,733       $10,715         $40,118        $129,369
                                      ========        ========       ========       ========        ========


                                            October 31, 1996
                                            -----------------
Balance Sheet Data:
Cash and cash equivalents                       $ 91,837
Working capital                                  117,510
Total assets                                     289,754
Long-term debt, less current maturities           13,999
Convertible Subordinated Debentures              100,000
Total shareholders' equity                       144,519


-------------


(1) The Company was incorporated in October 1995 to combine the business operations of certain companies (the "Related Companies") controlled by Abraham D. Gosman, the Company's Chairman, President and Chief Executive Officer. See Note 3 of Notes to Combined Financial Statements of the Company. The business operations of the Related Companies were acquired from third parties in transactions completed since September 1994. Simultaneously with the closing of the Company's initial public offering on January 23, 1996, the Related Companies were transferred to the Company in exchange for 13,307,450 shares of the Company's Common Stock (the "Formation"). The historical combined (representing periods prior to the Formation) or consolidated financial data represents the combined or consolidated financial position and results of operations of the Company and the Related Companies for the periods presented, in each case from the respective dates of acquisition. Each of the Acquisitions (as defined herein), except where noted, was accounted for under the purchase method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) In January 1996, the Company changed its fiscal year end from December 31 to January 31.

(3) Provisions for income taxes have not been reflected in the combined financial statements because there is no taxable income on a combined basis.

(4) Net income per share is calculated based upon 21,968,654 weighted average shares outstanding.

(5) Includes both employed and managed physicians. There were 30 employed physicians at October 31, 1996.

                                 RISK FACTORS

   In addition to the other information contained in this Prospectus, prospective purchasers should carefully consider the factors set forth below before purchasing the shares of Common Stock offered hereby.

Limited Operating History


   The Company has a limited operating history and acquired its first operating company in September 1994. All of the businesses acquired by the Company in the Acquisitions, with the exception of DASCO Development Corporation and DASCO Development West, Inc. (collectively, "DASCO"), were operated by managements unaffiliated with the Company's management or with each other. From the Company's inception in June 1994 through January 31, 1996, the Company recorded losses in the amount of approximately $13.5 million. Although the Company recorded a profit in the amount of $8.3 million from February 1, 1996 to October 31, 1996, there can be no assurance that the Company will continue to be profitable. See "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



Risks Related to Growth Strategy

   The Company's strategy involves growth primarily through acquisition. The Company is subject to various risks associated with its acquisition growth strategy, including the risk that the Company will be unable to identify, recruit or acquire suitable acquisition candidates or to integrate and manage the acquired practices or companies. The growth of the Company is largely dependent on the Company's ability to form networks of affiliated physicians from its acquired practices, to manage and control costs, and to realize economies of scale. Any failure of the Company to implement economically feasible acquisitions and affiliations may have a material adverse effect on the Company. There can be no assurance that the Company will be able to achieve and manage planned growth, that the assets of physician practice groups or other health care providers will continue to be available for acquisition by the Company, that the liabilities assumed by the Company in any acquisition will not have a material adverse effect on the Company, or that the addition of physician practice groups or other health care providers will be profitable for the Company.

   The Company has entered into letters of intent and agreements to acquire the practices of and affiliate with additional physicians and with other entities. While the Company intends to pursue the consummation of the transactions described in these letters of intent and agreements, there can be no assurance that any or all of these transactions will be consummated.

Need for Additional Financing


   The Company's acquisition and expansion programs will require substantial capital resources. In addition, the operation of physician groups, integrated networks and related medical support service companies requires ongoing capital expenditures. The Company expects that its capital needs over the next several years will substantially exceed capital generated from operations, the net proceeds of the initial public offering and the net proceeds of the Debt Offering. To finance its capital needs, the Company plans to incur indebtedness and to issue, from time to time, additional debt or equity securities, including Common Stock or convertible notes, in connection with its acquisitions and affiliations. The Company has received a commitment from PNC Bank, National Association, for a $30 million revolving credit facility. If additional funds are raised through the issuance of equity securities, dilution to the Company's stockholders may result, and if additional funds are raised through the incurrence of debt, the Company likely would become subject to restrictions on its operations and finances. There can be no assurance that the Company will be able to raise additional capital when needed on satisfactory terms or at all. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company. See "Certain Transactions."



Government Regulation

   Providers of health care services, including physicians and other clinicians, are subject to extensive federal and state regulation. The fraud and abuse provisions of the Social Security Act prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration in return for, or the inducement of, the referral of patients, items or services that are paid for, in whole or in part, by Medicare or Medicaid. These laws also impose significant penalties for false or improper billings for physician services and impose restrictions on physicians' referrals for designated health services to entities with which they have financial relationships. Violations of these laws may result in substantial civil or criminal penalties for individuals or entities, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. Similar state laws also apply to the Company. Such exclusion and penalties, if applied to the Company's affiliated physician groups or medical support service providers, could have a material adverse effect on the Company. See "Business--Government Regulation."

   The laws of many states prohibit business corporations such as the Company from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting fees with physicians. These laws and their interpretations vary from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. Expansion of the operations of the Company to certain jurisdictions may require structural and organizational modifications of the Company's form of relationship with physician groups, which could have an adverse effect on the Company. There can be no assurance that the Company's physician management agreements will not be challenged as constituting the unlicensed practice of medicine or that the enforceability of the provisions of such agreements, including non-competition agreements, will not be limited.

   Under certain provisions of the Omnibus Budget Reconciliation Act of 1993 known as "Stark II," physicians who refer Medicare and Medicaid patients to the Company for certain designated services may not own stock in the Company, and the Company may not accept such referrals from physicians who own stock in the Company. Stark II contains an exemption which applies to the Company during any year if at the end of the previous fiscal year the Company had stockholders' equity in the amount of at least $75 million. The Company was not eligible for this exemption as of its fiscal year ending December 31, 1995. In 1996, the Company changed its fiscal year end to January 31, at which time it satisfied the Stark II stockholders' equity exception. Violation of Stark II by the Company could have a material adverse effect on the Company.

   The Company believes that its operations are conducted in material compliance with applicable laws, however, the Company has not received a legal opinion to this effect and many aspects of the Company's business operations have not been the subject of state or federal regulatory interpretation. Moreover, as a result of the Company providing both physician practice management services and medical support services, the Company may be the subject of more stringent review by regulatory authorities, and there can be no assurance that a review of the Company's operations by such authorities will not result in a determination that could have a material adverse effect on the Company or its affiliated physicians. Additionally, there can be no assurance that the health care regulatory environment will not change so as to restrict the Company's or the affiliated physicians' existing operations or their expansion. The regulatory framework of certain jurisdictions may limit the Company's expansion into, or ability to continue operations within, such jurisdictions if the Company is unable to modify its operational structure to conform to such regulatory framework or to obtain necessary approvals, licenses and permits. Any limitation on the Company's ability to expand could have a material adverse effect on the Company. See "Business--Government Regulation."

Dependence on Third Party Reimbursement; Trends and Cost Containment

   Substantially all of the Company's patient service revenues are derived from third party payors. For the year ended December 31, 1995, the Company derived approximately 60% of its net patient service revenues from non-government payors and approximately 40% from government sponsored health care programs (principally, Medicare and Medicaid). The Company's revenues and profitability may be materially adversely affected by the current trend within the health care industry toward cost containment as government and private third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. The Company believes that this trend will continue to result in a reduction from historical levels of per- patient revenue. Continuing budgetary constraints at both the federal and state level and the rapidly escalating costs of health care and reimbursement programs have led, and may continue to lead, to significant reductions in government and other third party reimbursements for certain medical charges and to the negotiation of reduced contract rates or capital or other financial risk-shifting payment systems by third party payors with service providers. Both the federal government and various states are considering imposing limitations on the amount of funding available for various health care services. The Company cannot predict whether or when any such proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals would have on the Company. Further reductions in payments to physicians or other changes in reimbursement for health care services could have a material adverse effect on the Company, unless the Company is otherwise able to offset such payment reductions.

   Rates paid by private third party payors, including those that provide Medicare supplemental insurance, are based on established physician, clinic and hospital charges and are generally higher than Medicare payment rates. Changes in the mix of the Company's patients among the non-government payors and government sponsored health care programs, and among different types of non-government payor sources, could have a material adverse effect on the Company.

   The Company is a provider of certain medical treatment and diagnostic services including, but not limited to radiation therapy, infusion therapy, lithotripsy and home care. Because many of these services receive governmental reimbursement, they may be subject from time to time to changes in both the degree of regulation and level of reimbursement. Additionally, factors such as price competition and managed care also could reduce the Company's revenues. See "Business--Reimbursement and Cost Containment."

   There can be no assurance that payments under governmental and private third party payor programs will not be reduced or will, in the future, be sufficient to cover costs allocable to patients eligible for reimbursement pursuant to such programs, or that any reductions in the Company's revenues resulting from reduced payments could be offset by the Company through cost reductions, increased volume, introduction of new procedures or otherwise. See "Business--Reimbursement and Cost Containment."

Risks Related to Goodwill


   At October 31, 1996, the Company's total assets were approximately $289.8 million, of which approximately $59.2 million, or approximately 20.4% of total assets, was goodwill. Goodwill is the excess of cost over the fair value of the net assets of businesses acquired. There can be no assurance that the value of such goodwill will ever be realized by the Company. This goodwill is being amortized on a straight-line basis over varying periods. The Company evaluates on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of goodwill may no longer be recoverable, in which case an additional charge to earnings would become necessary. Although at October 31, 1996, the net unamortized balance of goodwill is not considered to be impaired, any such future determination requiring the write-off of a significant portion of unamortized goodwill would adversely affect the Company's results of operations.



Risks Associated with Managed Care Contracts

   As an increasing percentage of patients come under the control of managed care entities, the Company believes that its success will be, in part, dependent upon the Company's ability to negotiate contracts with health maintenance organizations ("HMOs"), employer groups and other private third party payors pursuant to which services will be provided on a risk-sharing or capitated basis. Under some of these agreements, a health care provider accepts a predetermined amount per member per month in exchange for providing all covered services to patients. Such contracts pass much of the economic risk of providing care from the payor to the provider. The Company's success in implementing its strategy of entering into such contracts in markets served by the Company could result in greater predictability of revenues, but increased risk to the Company resulting from uncertainty regarding expenses. To the extent that patients or enrollees covered by such contracts require more frequent or extensive care than is anticipated, additional costs would be incurred, resulting in a reduction in operating margins. In the worst case, revenues associated with risk-sharing contracts or capitated provider networks would be insufficient to cover the costs of the services provided. Any such reduction or elimination of earnings could have a material adverse effect on the Company. Moreover, there is no certainty that the Company will be able to establish and maintain satisfactory relationships with third party payors, many of which already have existing provider structures in place and may not be able or willing to re-arrange their provider networks. Increasingly, some jurisdictions are taking the position that capitated agreements in which the provider bears the risk should be regulated by insurance laws. As a consequence, the Company may be limited in some of the states in which it operates in its attempt to enter into or arrange capitated agreements for its affiliated physician practices, employee physicians or medical support service providers when those capitated arrangements involve the assumption of risk.

Dependence on Physicians and Other Medical Service Providers

   The Company is dependent upon its affiliations with physicians and other medical support service providers. The Company has entered into management and/or employment agreements with most of its physicians and other medical service providers for terms ranging from seven to 40 years. A significant number of the Company's affiliated physicians and other medical service providers have the right to terminate their contracts before the expiration of their respective terms. In the event that a significant number of such physicians or providers terminate their contracts or become unable or unwilling to continue in their roles, the Company's business could be materially adversely affected. Intangible assets related to management service agreements were $30.0 million at October 31, 1996. Under certain of its agreements, the Company guarantees that the net revenues of the practices managed by the Company will not decrease below the net revenues that existed immediately prior to the dates of such agreements. See "Business."



Competition

   Competition in the physician practice management industry is intense. Several companies that have established operating histories and greater resources than the Company are pursuing acquisition, development and management activities similar to those of the Company. In addition, some hospitals, clinics, health care companies, HMOs and insurance companies provide services similar to those provided by the Company. There can be no assurance that the Company will be able to compete effectively with such competitors, that additional competitors will not enter the market or that such competition will not make it more difficult to consummate acquisitions, undertake development projects and provide management services on terms beneficial to the Company. The Company also believes that changes in governmental and private reimbursement policies among other factors have resulted in increased competition among providers of medical services to consumers. There can be no assurance that the Company will be able to compete effectively in the markets that it serves. In addition, from time to time, medical facilities developed by the Company may lease space to physician practices or medical support service companies that compete with the Company's services in a particular local market. See "Business--Competition."

Potential Liability and Insurance; Legal Proceedings

   The provision of medical services entails an inherent risk of professional malpractice and other similar claims. The Company believes that it does not engage in the practice of medicine, however, the Company could be implicated in such a claim through one of its providers, and there can be no assurance that claims, suits or complaints relating to services delivered by an affiliated physician or medical service provider will not be asserted against the Company in the future. Although the Company maintains insurance it believes is adequate both as to risks and amounts, there can be no assurance that any claim asserted against the Company for professional or other liability will be covered by, or will not exceed the coverage limits of, such insurance.

   The availability and cost of professional liability insurance has been affected by various factors, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to maintain insurance in the future at a cost that is acceptable to the Company, or at all. Any claim made against the Company not fully covered by insurance could have a material adverse effect on the Company.

   The Company is currently a party to, or has agreed to indemnify certain other parties with respect to, various lawsuits relating to the acquisition of one of its subsidiaries and the operation of the subsidiary prior to the acquisition. There can be no assurance that such lawsuits will be resolved favorably to the Company. See "Business--Legal Proceedings."

Medical Facility Development

   The Company engages in the development of health parks, medical malls and medical office buildings and, in connection with these projects, enters into development contracts for the provision of all or some of the following services: project finance assistance, project management, construction management, construction design engineering consultation, physician recruitment, leasing and marketing. Many of these contracts hold the Company liable for any development cost overruns and also require the Company to indemnify the owner of the medical facility and the owner of the land on which a medical facility is developed against certain liabilities or losses. As a result, the Company, which is not a contractor, enters into construction contracts with general contractors to construct its projects for a "guaranteed maximum cost" and requires the general contractors to maintain performance bonds and to indemnify the Company against certain liabilities and losses. Any claim for development cost overruns not covered by a performance bond or any request for indemnification by the owner of the medical facility or the owner of the land on which a medical facility is developed, if the Company is not indemnified by others, could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Medical Facility Development" and "Business--Medical Facility Development."

Control by Existing Stockholders


   Mr. Gosman, Donald A. Sands and Bruce A. Rendina, the Company's principal promoters beneficially own approximately 46% of the outstanding shares of Common Stock and all of the Company's executive officers and directors as a group beneficially own approximately 53.9% of the outstanding shares of Common Stock. In addition, the Company has granted and is likely in the future to grant the Company's executive officers and directors options to acquire shares of Common Stock pursuant to the Company's 1995 Equity Incentive Plan. As a result, such executive officers and directors, should they choose to act together, will be able to determine the outcome of corporate actions requiring stockholder approval and to control the election of the Company's Board of Directors. This ownership may have the effect of discouraging unsolicited offers to acquire the Company. See "Principal Stockholders."



Dependence Upon Key Personnel and DASCO


   The Company is dependent upon the ability and experience of its executive officers, and there can be no assurance that the Company will be able to retain all of such officers. The failure of such officers to remain active in the Company's management could have a material adverse effect on the Company. The Company currently has employment contracts with Messrs. Sands and Rendina, Edward E. Goldman, M.D., Robert A. Miller and William A. Sanger. The Company also has been dependent upon the existing and anticipated contributions of its principal promoters, Messrs. Gosman, Sands and Rendina, and DASCO. The Company believes that DASCO and the experience of Messrs. Sands and Rendina in the medical facility development business will contribute to the profitability of the Company's medical facility development services and to the success of the Company as a whole by facilitating the Company's acquisition of physician practices, affiliation with physicians and integration of affiliated physicians and medical support service companies. See "Business--Strategy." There can be no assurance that the anticipated contributions of Messrs. Sands and Rendina and of DASCO will be realized, and the failure of such contributions to be realized could have a material adverse effect on the Company. Effective January 1, 1997, Mr. Sands has resigned as Chairman of the Board and Chief Executive Officer of DASCO and as Vice President-Medical Facility Development of the Company.



Rights of Holders of the Company's Debentures

   On June 26, 1996, the Company completed the Debt Offering of $100,000,000 aggregate principal amount of the Debentures pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Debentures were initially issued under an indenture dated as of June 15, 1996 (the "Indenture"). The Indenture provides the holders of the Debentures with certain rights that could affect the market price of the Common Stock and could have the effect of discouraging a third party from attempting to obtain control of the Company. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain terms.

   The Debentures are convertible into Common Stock at any time after the 60th day following the date of original issuance and prior to redemption or final maturity, initially at a conversion price of $28.20 per share. The conversion price is subject to adjustment upon the occurrence of certain events including the distribution of additional shares of the Common Stock to holders of the capital stock of the Company at a price below fair market value, the distribution of other securities of the Company or the Company's assets to holders of the Common Stock and extraordinary cash distributions and tender offers by the Company. In addition, the Company may reduce the conversion price in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipient or, if that is not possible, to diminish any income taxes that are payable because of such event.

   In the event of a consolidation or merger or the sale or transfer of the Company's assets, the holders of the Debentures have the right to convert their Debentures into the kind and amount of consideration receivable upon such an event by a holder of the number of shares of Common Stock into which such Debentures might have been converted immediately prior to such an event. Furthermore, the Company may not engage in a consolidation or merger or a sale, conveyance or transfer of property or assets, unless the other party to such transaction is a corporation, partnership or trust organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes the obligations of the Company under the Indenture and the transaction complies with the terms of the Indenture.

   In the event of a change in control of the Company, each holder of the Debentures will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Debentures at a price equal to 100% of the principal amount thereof, plus accrued interest to the date of repurchase. Failure by the Company to repurchase the Debentures when required will result in an Event of Default (as such term is defined in the Indenture). Upon the occurrence of an Event of Default, the principal and premium, if any, on the outstanding Debentures may be declared, or may automatically become, due and payable immediately.

   The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission (the "Commission") relating to the resale of the Debentures and the resale of the shares of Common Stock initially issuable upon conversion of the Debentures by any holders of the Debentures that did not purchase the Debentures under the registration statement. If the registration statement ceases to be effective or usable for the offer and sale of the Debentures and such shares of Common Stock for a period of time exceeding 90 days in the aggregate in any one-year period or 30 days in any calendar quarter, the Company is required to pay liquidated damages to each holder of the Debentures or such shares Common Stock.

Shares Eligible for Future Sale

   Sales of substantial amounts of Common Stock in the public market during or after the offering of securities hereby, or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through an offering of its equity securities. In connection with the Formation, the Company issued 13,307,450 shares of Common Stock to Messrs. Gosman, Sands and Rendina and certain other management and founder stockholders. An additional 687,694 shares of Common Stock were issued in connection with subsequent Acquisitions. All of such 13,995,144 shares are "restricted securities" within the meaning of the Securities Act. Subject to the contractual lockup provisions discussed below and unless the resale of the shares is registered under the Securities Act, these shares may not be sold in the open market until after the second anniversary of the closing date of the offering and then only in compliance with the applicable requirements of Rule 144. In connection with the Company's initial public offering of Common Stock, the Company and the holders of all of the 13,307,450 shares of Common Stock issued in connection with the Formation agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock until July 21, 1996 without the prior written consent of Smith Barney Inc. In addition, in connection with the Debt Offering, the Company and its directors and executive officers agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock until September 20, 1996. At such time as the Company becomes eligible to use a registration statement on Form S-3 which could occur approximately one year after the date of the initial public offering, holders of all the above-mentioned securities have the right to demand registration under the Securities Act of shares of Common Stock. See "Description of Common Stock--Registration Rights." Such holders also have the right to have shares of Common Stock included in certain future registered public offerings of Common Stock. The Securities and Exchange Commission has proposed certain amendments to Rule 144 that would reduce to one year the holding period required prior to restricted securities becoming eligible for resale in the public market under Rule 144 and would reduce to two years the holding period required prior to a person becoming eligible to effect sales under Rule 144(k). This proposal, if adopted, would result in a substantial number of shares of Common Stock becoming eligible for resale in the public markets significantly sooner than would otherwise be the case, which could adversely affect the market price for the Common Stock. No assurance can be given concerning whether or when such proposal will be adopted by the Commission.

   In connection with the Debt Offering, the Company filed a registration statement on Form S-1 with the Commission relating to the resale of $100,000,000 aggregate principal amount of the Debentures, and the resale of up to 3,546,099 shares of the Common Stock initially issuable upon conversion of the Debentures by any holders of the Debentures that did not purchase the Debentures under the registration statement.

Possible Volatility of Stock Price

   There can be no assurance that any active public market for the Common Stock will continue during or after the offering of securities hereby. From time to time during or after the offering of securities hereby, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in general conditions in the economy or the health care industry, or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Concern about the potential effects of health care reform measures has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of the Common Stock. Any such fluctuations that occur during or after the closing of the offering may adversely affect the market price of the Common Stock.

                         PRICE RANGE OF COMMON STOCK

   The Common Stock is quoted on The Nasdaq National Market under the symbol "PHMX." The following table sets forth for each period indicated the high and low sale prices for the Common Stock as reported by The Nasdaq National Market.


                                                  High      Low
                                                 ------    ------
January 23, 1996 through January 31, 1996        $23.50    $15.00
February 1, 1996 through April 30, 1996           23.63     18.50
May 1, 1996 through July 31, 1996                 25.75     18.00
August 1, 1996 through October 31, 1996           25.25     16.00
November 1, 1996 through December 18, 1996        17.75     11.25



   On December 18, 1996, the last reported sale price of the Common Stock was $14.00. As of December 18, 1996, there were approximately 120 holders of record of the Company's Common Stock.



                               DIVIDEND POLICY


   The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future. It is the present intention of the Board of Directors to reinvest all earnings in the business of the Company to support future growth.

                      SELECTED HISTORICAL FINANCIAL DATA
                      (In thousands, except share data)


   The selected historical financial data set forth below have been derived from the financial statements of the Company. The combined financial statements of the Company as of December 31, 1994 and December 31, 1995 and for the period from June 24, 1994 (inception) to December 31, 1994 and the year ended December 31, 1995, together with the notes thereto and the related report of Coopers & Lybrand L.L.P., independent accountants, are included elsewhere in this Prospectus. The selected historical financial data of the Company should be read in conjunction with the related financial statements and notes thereto appearing elsewhere in this Prospectus.




                                                                 Historical (1)
                                  ----------------------------------------------------------------------------
                                     Combined                                      Combined      Consolidated
                                  June 24, 1994      Combined     Consolidated       Nine            Nine
                                   (inception)         Year          Month          Months          Months
                                        to            Ended          Ended           Ended          Ended
                                   December 31,    December 31,   January 31,    September 30,   October 31,
                                       1994            1995         1996 (2)         1995          1996 (2)
                                 --------------- -------------- --------------  ---------------  --------------
                                    (Audited)       (Audited)     (Unaudited)      (Audited)     (Unaudited)
Statement of Operations Data:
Net revenue                          $ 2,447         $ 70,733       $10,715         $40,118        $129,369
                                      ------         --------       -------         -------         -------
Operating expenses:
 Cost of affiliated physician
  management  services                    --            9,656         2,797           2,280          29,664
 Salaries, wages and benefits          2,142           31,976         3,637          21,425          38,300
 Depreciation and amortization           107            3,863           535           2,348           5,216
 Rent                                    249            4,503           565           2,701           5,643
 Earn-out payment                         --            1,271            --           1,271              --
 Provision for closure loss               --            2,500            --              --              --
 Other                                 1,098           22,900         3,434          13,588          36,628
                                      ------         --------       -------         -------         -------
                                       3,596           76,669        10,968          43,613         115,451
                                      ------         --------       -------         -------         -------
Income (loss) from operations         (1,149)          (5,936)         (253)         (3,495)         13,918
                                      ------         --------       -------         -------         -------
Interest expense                          95            4,852           812           2,766           1,093
Minority interest                         52              806            81             564              58
Income from investments in
  affiliates                              --             (569)           30            (342)           (496)
                                      ------         --------       -------         -------         -------
Income (loss) before income
  taxes                               (1,296)         (11,025)       (1,176)         (6,483)         13,263
Income tax expense (3)                    --               --            --              --           4,918
                                      ------         --------       -------         -------         -------
Net income (loss)                    $(1,296)        $(11,025)      $(1,176)        $(6,483)       $  8,345
                                      ======         ========       =======         =======         =======
Net income per share (4)                                                                           $   0.38
                                                                                                    =======



                                            October 31, 1996
                                            -----------------
                                               (Unaudited)
Balance Sheet Data:
Cash and cash equivalents                       $ 91,837
Working capital                                  117,510
Total assets                                     289,754
Long-term debt, less current maturities           13,999
Convertible Subordinated Debentures              100,000
Total shareholders' equity                       144,519

-------------


(1) The Company was incorporated in October 1995 to combine the business operations of certain companies (the "Related Companies") controlled by Abraham D. Gosman, the Company's Chairman, President and Chief Executive Officer. See Note 3 of Notes to Combined Financial Statements of the Company. The business operations of the Related Companies were acquired from third parties in transactions completed since September 1994. Simultaneously with the closing of the Company's initial public offering on January 23, 1996, the Related Companies were transferred to the Company in exchange for 13,307,450 shares of Company Common Stock (the "Formation"). The historical combined (representing periods prior to the Formation) or consolidated financial data represents the combined or consolidated financial position and results of operations of the Company and the Related Companies for the periods presented, in each case from the respective dates of acquisition. Each of the Acquisitions (as defined herein), except where noted, was accounted for under the purchase method of accounting.

(2) In January 1996, the Company changed its fiscal year end from December 31 to January 31.

(3) Provisions for income taxes have not been reflected in the combined financial statements because there is no taxable income on a combined basis.

(4) Net income per share is calculated based upon 21,968,654 weighted average shares outstanding.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

   The Company is a physician practice management company that provides management services to disease specialty and primary care physicians and provides related medical support services. The Company's strategy is to develop networks of disease specialty and primary care physicians supported by related diagnostic and therapeutic medical support services in order to provide a continuum of health care services in specific geographic locations. The Company also provides medical facility development services to related and unrelated third parties in connection with the establishment of health parks, medical malls and medical office buildings.

   Since the Company commenced operations in June 1994, it has developed its current business primarily through the acquisition of the businesses and assets of physician practices and medical support service companies. More recently the Company has also focused on expanding its physician affiliations through the management of IPA's by management service organizations ("MSO's") in which the Company has ownership interests. As of October 31, 1996, the Company had affiliated through management and/or employment agreements with 174 physicians, acquired several medical support service companies, acquired a medical facility development company, and acquired a management services organization in Connecticut with 375 physicians, a 50% interest in a management services organization with 45 physicians in Georgia and an 80% interest in a management services organization with 450 physicians in New Jersey (collectively, the "Acquisitions").

   In January 1996, the Company changed its fiscal year end from December 31 to January 31.

Acquisition Summary

   The following table sets forth the Acquisitions made by the Company as of October 31, 1996 with the respective purchase dates, purchase prices, and amounts allocated to intangibles:


                                                                                    Amounts Allocated
                                                                                      to Intangibles
                                                                                    ------------------
                                                                                               Management
                                                    Date          Purchase                      Service
Business Acquired                                 Purchased         Price        Goodwill      Contracts
-----------------                                 ---------       --------       --------      ---------
Employed physicians (A)                        Various through
                                               October 1996      $ 7,300,995    $5,965,807            --
Medical support service companies:
(bullet) Uromed Technologies, Inc.             September 1994      3,681,718     2,395,881            --
(bullet) Nutrichem, Inc.                       November 1994      12,924,371     9,799,793            --
(bullet) First Choice Home Care Services of
  Boca Raton, Inc.                             November 1994       2,910,546     2,622,061            --
(bullet) First Choice Health Care Services of
  Ft.Lauderdale, Inc.
(bullet) First Choice Health Care Services,
  Inc.
(bullet) Mobile Lithotripter of Indiana
  Partners                                     December 1994       2,663,000            --            --
(bullet) Radiation Care, Inc. and
  Subsidiaries                                 March 1995         41,470,207     8,623,239            --
(bullet) Aegis Health Systems, Inc.            April 1995          7,163,125     6,228,126            --
(bullet) Phylab/Miramer Lab                    October 1995          133,081       118,649            --
(bullet) Pinnacle Associates, Inc.             November 1995              --(B)    471,967            --
Managed physician practices:
(bullet) Georgia Oncology-Hematology Clinic,
  P.C.                                         April 1995          2,099,353            --       645,448
(bullet) Oncology-Hematology Associates P.A.
  and Oncology-Hematology Infusion Therapy,
  Inc.                                         July 1995           1,542,953            --       314,170
(bullet) Cancer Specialists of Georgia, Inc.   August 1995         6,101,671            --     2,739,611

                                      16

                                                                                    Amounts Allocated
                                                                                      to Intangibles
                                                                                    ------------------
                                                                                               Management
                                                    Date          Purchase                      Service
Business Acquired                                 Purchased         Price        Goodwill      Contracts
-----------------                                 ---------       --------       --------      ---------
Employed physicians (A)                        Various through
                                               October 1996      $ 7,300,995    $ 5,965,807            --
Medical support service companies:
(bullet) Uromed Technologies, Inc.             September 1994      3,681,718      2,395,881            --
(bullet) Oncology & Radiation Associates,
  P.A.                                         September 1995     11,120,500             --    10,719,105
(bullet) Osler Medical, Inc.                   September 1995/
                                               August 1996         7,040,129             --     4,484,304
(bullet) West Shore Urology                    October 1995          556,005             --        28,761
(bullet) Whittle, Varnell and Bedoya, P.A.     November 1995       1,006,472             --       310,325
(bullet) Oncology Care Associates              November 1995/
                                               May 1996            1,067,705             --       582,653
(bullet) Symington                             December 1995         121,667             --        29,566
(bullet) Venkat Mani                           December 1995         443,429             --       140,839
(bullet) Atlanta Gastroenterology              May 1996            6,100,000             --            --
(bullet) Busch                                 May 1996              782,738             --       452,646
(bullet) Kelley                                June 1996             500,000             --       500,000
(bullet) Dal Yoo                               June 1996             394,427             --       259,874
(bullet) Koerner, Taub & Flaxman               July 1996             937,909             --       318,137
(bullet) Atlanta Metro Urology                 July 1996             737,354             --       382,165
(bullet) Ankle & Foot Center of Tampa Bay,
  P.A.                                         August 1996         3,181,765             --     3,048,457
(bullet) Insignia Care for Women, P.A.         August 1996         3,311,606             --     2,497,974
(bullet) Georgia Surgical Associates, P.C.     August 1996         1,529,419             --     1,096,922
(bullet) Physicians Consultant and Management
  Corporation                                  September 1996      2,000,000(C)   2,371,910            --
(bullet) Boynton GI Group                      October 1996        1,331,521             --       660,000
(bullet) Outpatient Center of Boynton Beach,
  LTD                                          October 1996        4,258,821             --     2,368,448
Medical facility development:
(bullet) DASCO Development Corporation and     May 1995/
  Affiliate                                    January 1996        9,813,856(D)   9,813,856            --
Management Services Organizations:
(bullet) Physicians Choice Management, LLC     December 1995      13,350,000     11,262,231            --
(bullet) Central Georgia Medical Management,
  LLC                                          April 1996          1,263,573        913,573            --
(bullet) New Jersey Medical Management, LLC    September 1996        420,861        508,360            --

-------------

(A) Includes Drs. Bansal, Mistry, Dandiya, Canasi, Alpert, Hunter, Jaffer, Cano, Herman, Barza, Novoa, Lawler, Cutler and Surowitz.

(B) Entire purchase price is contingent and is based on earnings with a maximum purchase price of $5.2 million.

(C) In addition to the $2,000,000 purchase price, there is a contingent payment up to a maximum of $10,000,000 based on the earnings before taxes during the next five years.

(D) The Company acquired 50% of DASCO in May 1995 and the remaining 50% was acquired simultaneous with the initial public offering in January 1996. See Medical Facility Development Acquisitions.

Physician Practice Acquisitions

   During the year ended December 31, 1995, the Company purchased the assets of Drs. Bansal, Mistry, Dandiya, Canasi, Alpert, Hunter, Jaffer, Cano, Herman, Barza and Novoa and in conjunction with those purchases entered into employment agreements with 14 physicians in Florida. The total purchase price for these assets was $4,111,404. The purchase price was allocated to these assets at their fair market value, including goodwill of $3,127,580. During the nine months ended October 31, 1996, the Company purchased the assets of and entered into employment agreements with Drs. Lawler, Cutler and Surowitz. The total purchase price for these assets was $2,131,191 in cash and $1,058,400 payable in Common Stock of the Company to be issued during the second quarter of 1997. The Common Stock to be issued is based upon the average price of the stock during the five business days prior to the issuance and was allocated to the assets at their fair market value including goodwill of $2,838,227. The resulting goodwill is being amortized over 20 years.

   During July 1995, the Company purchased the assets of and entered into a 15-year management agreement with Oncology-Hematology Associates, P.A. and Oncology-Hematology Infusion Therapy, Inc. a medical oncology practice in Baltimore, Maryland with three medical oncologists. The purchase price for these assets was approximately $1,542,953 in cash. An affiliate of the Company guarantees the performance of the Company's obligations under the management agreement. For its management services, the Company will receive 41.6% of the net revenues of the practice less the salaries and benefits of medical personnel whose services are billed incident to the practice of medicine and which are employed by the practice. The Company has guaranteed that the minimum amount that will be retained by the practice for each of the first eight years will be $1,627,029 and for each of years nine and ten will be $1,301,619. The purchase price was allocated to the assets at their fair market value, including management service agreements of approximately $314,170. The resulting intangible is being amortized over 15 years.

   During August 1995, the Company purchased the assets of Cancer Specialists of Georgia, Inc. a medical oncology practice with 11 oncologists in Atlanta, Georgia. The purchase price for these assets was approximately $6,101,674 in cash. In addition, during April 1995, the Company purchased the assets of and entered into a 10-year management agreement with Georgia Oncology-Hematology Clinic, P.C. a medical oncology practice with eight oncologists in Atlanta, Georgia. The purchase price for these assets was approximately $2,099,353 in cash. During August 1995, these two medical oncology practices consolidated and formed a new entity, Georgia Cancer Specialists, Inc. The Company entered into a new 10-year management agreement with the consolidated practice during August 1995. For its services under this management agreement, the Company receives 41.5% of the net practice revenues less the cost of pharmaceutical and/or ancillary products. In each of the second through fifth years of the term of this agreement, the fee payable to the Company is decreased by 1%. The Company also purchased for $180,000 a 46% interest in I Systems, Inc., a company affiliated with one of the practices which is engaged in the business of claims processing and related services. The purchase of this 46% interest is being accounted for by the equity method. The Company has the option to purchase up to an additional 30% interest in the affiliated Company for $33,333 in cash for each additional one percent of ownership interest purchased. The Company and the affiliated company entered into a three-year service agreement pursuant to which certain billing and collection services will be provided to the Company. The purchase price of the above acquisitions was allocated to the assets at their fair market value, including management service agreements of $3,385,059. The resulting intangible is being amortized over 10 years.

   During September 1995, the Company purchased the assets of and entered into a 20-year management agreement with Osler Medical, Inc., a 22 physician multi-specialty group practice in Melbourne, Florida. The purchase price for these assets was approximately $4,414,582 plus the assumption of debt of $1,490,272. The Company also entered into a 20-year capital lease for the main offices of the practice with a total obligation of $6,283,483. An affiliate of the Company has provided a guarantee of such payments under the lease. During the first five years of the management agreement, the Company will receive a management fee equal to 45% of the annual net revenues of the practice. Thereafter, the management fee increases to 47% of annual net revenues. The management fee percentage for net revenues of the initial physician group will be reduced based upon a set formula to a minimum of 31% based upon the achievement of certain predetermined benchmarks. The management agreement also provides that, during the period from January 1, 1996 through December 31, 2005, to the extent annual net revenues of the practice are less than $10,838,952, the Company's management fee is reduced up to a maximum reduction of $1,500,000 per year. The Company has agreed to expend up to $1,500,000 per year for each of the first three years of the management agreement to assist in the expansion activities of the practice. During the second quarter of 1996, the Company also acquired certain copyright and trademark interests for a purchase price of $887,000. During August 1996, the Company purchased the assets and entered into a management agreement with Atlantic Pediatrics. The purchase price for these assets was $248,273. Simultaneous with the closing, Atlantic Pediatrics was merged into Osler Medical, Inc. The total purchase price for the assets acquired was allocated to such assets at their fair market value, including management service agreements of $4,484,304. The resulting intangible is being amortized over 20 years.

   During September 1995, the Company purchased the assets of and entered into a 20-year management agreement with Oncology & Radiation Associates, P.A. a medical oncology practice with 19 oncologists in South Florida. The purchase price for these assets was $5,717,163 in cash plus the assumption of debt of $5,403,337. The debt is collateralized by an irrevocable letter of credit issued by NationsBank of Florida, N.A. ("NationsBank"), the collateral for which had been provided by Mr. Gosman prior to the Company's initial public offering. The management fee paid to the Company for services rendered has two components: a base management fee and a variable management fee. The base management fee is $2,100,000 per year, subject to adjustment to an amount not less than $1,350,000 during the first five years of the agreement and not less than $700,000 thereafter. The variable management fee is equal to 35.5% of certain revenues, subject to increase in certain circumstances. The purchase price for the practice's assets was allocated to the assets at their fair market value, including management service agreements of $10,719,105. The resulting intangible is being amortized over 20 years.

   During the fourth quarter of 1995, the Company purchased the assets of and entered into management service agreements with West Shore Urology; Whittle, Varnell and Bedoya, P.A.; Oncology Care Associates; Venkat Mani; and Symington consisting of 14 physicians including two oncologists. The total purchase price for these assets was $2,695,278 in cash. The Company also entered into a 15-year capital lease with a total obligation of $1,569,171. The purchase price for the practices' assets was allocated to assets at their fair market value, including management service agreements of $592,144. The resulting intangible is being amortized over ten to 20 years.

   During May 1996, the Company purchased the stock of Atlanta Gastroenterology Associates, P.C. pursuant to a tax free merger and entered into a 40-year management agreement with the medical practice in exchange for 324,252 shares of Common Stock of the Company having a value of approximately $6,100,000. The transaction has been accounted for using the pooling-of-interests method of accounting. Pursuant to the management agreement, the Company will receive a base management fee, an incentive management fee, and a percentage of all net ancillary service income.

   During May 1996, the Company amended its existing management agreement with Oncology Care Associates and extended the term of the agreement to 20 years. Simultaneously, the Company expanded the Oncology Care Associates practice by adding three oncologists the practices of whom the Company acquired for $500,000. $200,000 of such purchase price was paid in cash and $300,000 was paid in the form of a convertible note with a maturity in May 1997. The Company has the option to make such $300,000 payment at its discretion in either cash or Common Stock of the Company with such number of shares to be based upon the average price of the stock during the five business days preceding such date. The purchase price has been allocated to the assets at their fair market value, including management service agreements of approximately $500,000. The Company will receive an annual base management fee based upon a percentage of the net revenues of the practice. The resulting intangible is being amortized over 20 years.

   During May and June 1996, the Company entered into agreements to purchase the assets of and enter into 20-year management agreements with three physician practices consisting of four physicians. All of the acquisitions have since been consummated, except that one of the acquisitions closed in escrow pending the satisfaction of certain conditions. These practices are located in South Florida, Bethesda, Maryland and Washington, D.C. The total purchase price for the assets of these practices was $1,677,165. Of this amount, $726,211 was paid in cash and $950,954 of such purchase price is payable in Common Stock of the Company to be issued during May and June 1997. The number of shares of Common Stock of the Company to be issued is based upon the average price of the stock during the five business days prior to the issuance. The value of the Common Stock to be issued has been recorded in other long term liabilities at October 31, 1996. The purchase price has been allocated to the assets at their fair market value, including management service agreements of $812,520. The Company will receive an annual

>

base management fee and an incentive management fee under each agreement. The resulting intangible is being amortized over 20 years.

   During July 1996, the Company purchased the assets of and entered into a 20-year management agreement with four physicians in Florida. The purchase price for these assets was approximately $937,909, which was paid in cash. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $318,137. The Company will receive a management fee under the management agreements based upon a percentage of the net revenues of the practice. The resulting intangible is being amortized over 20 years.

   During July 1996, the Company purchased the assets of and entered into a 20-year management agreement with three urologists in Atlanta, Georgia. The purchase price for these assets was $737,354. Of such purchase price, $457,354 was paid in cash and $280,000 is payable during July 1997 in Common Stock of the Company with such number of shares to be based upon the average price of the stock during the five business days prior to the issuance. The value of the Common Stock to be issued has been recorded in other long term liabilities at October 31, 1996. The purchase price has been allocated to these assets at their fair market value, including management service agreements of approximately $382,165. The Company will receive an annual base management fee and an incentive management fee. The resulting intangible is being amortized over 20 years.

   During August 1996, the Company purchased the assets of and entered into a 40-year management agreement with eight physicians in Florida. The purchase price for these assets was $3,311,606. Of such purchase price, $1,391,606 was paid in cash and $1,920,000 is payable during August 1997 in Common Stock of the Company with such number of shares to be purchased based upon the average price of the stock during the five business days prior to the issuance. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $2,497,974. The Company receives an annual base management fee and an incentive management fee. The resulting intangible is being amortized over 40 years.

   During August 1996, the Company purchased the assets of and entered into a 40-year management agreement with four physicians in Georgia. The purchase price for these assets was $1,529,419. Of such purchase price, $836,619 was paid in cash and $692,800 is payable during August 1997 in Common Stock of the Company with such number of shares to be purchased based upon the average price of the stock during the five business days prior to the issuance. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $1,096,922. The Company receives an annual base management fee and an incentive management fee. The resulting intangible is being amortized over 40 years.

   During August 1996, the Company purchased the assets of and entered into a 40-year management agreement with 10 physicians in Florida. The purchase price for these assets was $3,181,765. Of such purchase price, $807,365 was paid in cash and $2,374,400 is payable during August 1997 in Common Stock of the Company with such number of shares to be purchased based upon the average price of the stock during the five business days prior to the issuance. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $3,048,457. The Company receives an annual base management fee and an incentive management fee. The resulting intangible is being amortized over 40 years.

   During September 1996, the Company purchased the stock of Physicians Consultant and Management Corporation ("PCMC"), a company based in Florida that provides the managed health care industry with assistance in provider relations, utilization review and quality assurance. The base purchase price was $2,000,000 with $1,000,000 of such amount due on February 1, 1997. There is also a contingent payment up to a maximum of $10,000,000 based on PCMC's earnings before taxes during the next five years which shall be paid in cash and/or Common Stock of the Company. The purchase price has been allocated to the assets at their fair market value including goodwill of approximately $2,372,000. The resulting intangible is being amortized over 30 years.

   During October 1996, the Company purchased the assets of and entered into 20-year management agreements with five physicians in Florida. The purchase price for these assets was $1,331,521. Of such purchase price $796,521 was paid in cash and $535,000 is payable during October 1997 in Common Stock of the Company with such number of shares to be purchased based upon the average price of the stock during the five business days prior to the issuance. The Company will receive an annual base management fee and an incentive management fee. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $660,000. The resulting intangible is being amortized over 20 years.

   During October 1996, the Company purchased the assets of an outpatient ambulatory surgical center in Florida. The Company entered into a lease whereby the surgical center was leased to a partnership with an initial term of 15 years. In addition, the Company entered into a 20-year management agreement pursuant to which the Company receives a management fee which is based upon the performance of the surgical center. The purchase price for these assets was $3,035,196 plus the assumption of debt of $1,223,625 which consists of $717,557 in a mortgage payable and $506,068 in capital leases. The purchase price has been allocated to the assets at their fair market value, including management service agreements of $2,368,448. The resulting intangible is being amortized over 20 years.


Medical Support Service Companies Acquisitions

   During September 1994, an 80% owned subsidiary of the Company purchased substantially all of the assets of Uromed Technologies, Inc. ("Uromed"), a provider of lithotripsy services in Florida, for a Base Purchase Price of $2,584,103 plus the assumption of capital lease obligations of $1,097,614. The Final Purchase Price equals the Base Purchase Price plus the amount by which Stockholders' Equity exceeded $450,000 on the Closing Date. A Final Purchase Price payment of $283,000 was accrued at December 31, 1994 and paid during May 1995. The former shareholders of Uromed also received an earnings contingency payment of $274,000 during the third quarter of 1996. The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to assets at their fair market value including goodwill of $2,395,881. The resulting intangible is being amortized over 20 years. The Company intends to acquire the outstanding 20% interest in the subsidiary.

   During November 1994, the Company purchased 80% of the stock of Nutrichem, Inc. ("Nutrichem"), an infusion therapy company doing business in Maryland, Virginia and the District of Columbia, for $3,528,704 in cash and a contingent note in the amount of $6,666,667, subject to adjustments. During the year ended December 31, 1995, the Company made payments on the contingent note of $2,657,732 (including interest of $435,510). Subsequent to the Company's initial public offering, the contingent note (which had an outstanding principal balance of $4,444,444 at December 31, 1995) was paid from the net proceeds of the offering. A charge of $1,271,000 related to this contingent note was recorded during the year ended December 31, 1995. The remaining $5,395,667 was allocated to goodwill at December 31, 1995 and is being amortized. The purchase price was allocated to assets at the fair market value including total goodwill of $7,007,833. The resulting intangible is being amortized over 40 years. Subsequent to the initial public offering, the Company acquired the outstanding 20% interest in Nutrichem in exchange for 266,666 shares of Common Stock resulting in additional purchase price and goodwill of $4,000,000 and $2,791,960, respectively.

   During November 1994, the Company acquired all of the assets and assumed certain liabilities of First Choice Health Care Services of Ft. Lauderdale, Inc., First Choice Health Care Services, Inc. and First Choice Home Care Services of Boca Raton, Inc., home health care companies doing business in Florida, for a total purchase price of $2,910,546 in cash. The purchase price was allocated to assets at the fair market value, including goodwill of $2,622,061. The resulting intangible is being amortized over 20 years.

   During December 1994, the Company purchased a 36.8% partnership interest in Mobile Lithotripter of Indiana Partners, a provider of lithotripsy services in Indiana, from Mobile Lithotripter of Indiana, Limited, for $2,663,000 in cash. This investment is being accounted for by the equity method.

   During March 1995, the Company acquired by merger all of the outstanding shares of stock of Oncology Therapies, Inc. (formerly known as Radiation Care, Inc. and referred to herein as "OTI") for $2.625 per share. OTI owns and operates outpatient radiation therapy centers utilized in the treatment of cancer and diagnostic imaging centers. OTI's centers are located in Alabama, California, Florida, Georgia, North Carolina, South Carolina, Tennessee and Virginia. The total purchase price for the stock (not including transaction costs and 26,800 shares subject to appraisal rights) was approximately $41,470,207. The purchase price was paid by a combination of cash on hand, loans from Mr. Gosman and net proceeds from long term debt financing of approximately $17,278,000. The long term debt financing was paid in full during January 1996 with the proceeds of the Company's initial public offering. The Company closed five of OTI's radiation therapy centers and has accrued approximately $3,134,028 primarily as a reserve for the estimated amount of the remaining lease obligation. Of this amount $2,188,635 was recorded as an adjustment to the purchase price and $945,393 was recorded as a charge in the fourth quarter of

1995. In addition, the Company also recorded a charge during the fourth quarter of 1995 of $1,554,607, which represents the writedown of assets to their estimated fair market value. The purchase price paid in connection with the OTI merger was allocated to assets at their fair market value, including goodwill of $8,623,239. The resulting intangible is being amortized over 40 years.

   During April 1995, the Company purchased from Aegis Health Systems, Inc. for $7,163,126 all of the assets used in its lithotripsy services business. The purchase price consisted of approximately $3,592,718 in cash and $3,570,408 in a promissory note. The outstanding principal balance and any unpaid interest became due and payable upon the closing of the Company's initial public offering and was paid in full during January 1996. The obligations, evidenced by the promissory note, were secured by $1,000,000 which was in escrow and included in other assets at December 31, 1995. The purchase price was allocated to assets at their fair market value including goodwill of $6,228,126. The resulting intangible is being amortized over 20 years.

   During November 1995 the Company acquired by merger Pinnacle Associates, Inc. ("Pinnacle"), an Atlanta, Georgia infusion therapy services company. In connection with the Pinnacle merger there is a $5,200,000 maximum payment that may be required to be paid that is based on earnings and will be made in the form of shares of Common Stock of the Company valued as of the earnings measurement date. The amount of such contingent payment has not yet been determined, however, the Company believes that the impact on the financial statements is immaterial. The contingent consideration represents the full purchase price. On the merger date, the liabilities assumed exceeded the fair market value of the assets acquired by approximately $471,967 and such amount was recorded as goodwill and is being amortized over 40 years.


Management Services Organizations

   During December 1995, the Company obtained a 43.75% interest in Physicians Choice Management, LLC, a newly formed management services organization ("MSO") that provides management services to an independent physician association ("IPA") composed of over 375 physicians based in Connecticut. The Company acquired this interest in exchange for a payment of $1.5 million to existing shareholders, ($1.0 million paid during 1995 and $.5 million paid during the second quarter of 1996) and a capital contribution of $2.0 million to the Company ($1.5 million paid during 1995 and $.5 million paid during the second quarter of 1996). In addition, upon the IPO the Company granted options to purchase 300,000 shares of Common Stock to certain MSO employees in conjunction with their employment agreements. These options vest over a two year period with the exercise price equaling the fair market value of the Company's stock on the date such shares become exercisable. During September 1996, the Company acquired the remaining 56.25% ownership interest in Physicians Choice Management, LLC. The Company acquired the remaining interests in exchange for a payment of $1,000,000 in cash plus 363,442 shares of Common Stock of the Company. The Company also committed to loan the selling shareholders $2,800,000 to pay the tax liability related to the sale. As of October 31, 1996, $1,581,000 of the loan amount committed had been advanced to the selling shareholders by the Company. The total purchase price for the 100% interest has been allocated to these assets at their fair market value including goodwill of $11,262,231. The resulting intangible is being amortized over 40 years.

   During April 1996, the Company purchased a 50% interest in Central Georgia Medical Management, LLC, a newly formed MSO that provides management services to an IPA composed of 45 physicians based in Georgia. The Company acquired this interest in exchange for a payment of $550,000 to existing shareholders and a capital contribution of $700,000 to the MSO. The Company's balance sheet as of October 31, 1996 includes the 50% interest not owned by the Company as minority interest. The owners of the other 50% interest in the MSO have a put option to the Company to purchase their interests. This put option vests over a four year period. The price to the Company to purchase these interests shall equal 40% of the MSO's net operating income as of the most recent fiscal year multiplied by the price earnings ratio of the Company. The minimum price earnings ratio used in such calculation will be 4 and the maximum 10.

   During September 1996, the company purchased an 80% interest in New Jersey Medical Management, LLC, a newly formed MSO that provides management services to an IPA with more than 450 physicians in New Jersey. The Company acquired this interest in exchange for a payment of $350,000 to existing shareholders. The Company's balance sheet at October 31, 1996 includes the 20% interest not owned by the Company as minority interest.

Medical Facility Development Acquisitions


   On May 31, 1995, Mr. Gosman purchased a 50% ownership interest in DASCO Development Corporation and DASCO Development West, Inc. (collectively, "DASCO"), a medical facility development services company providing such services to related and unrelated third parties in connection with the development of medical malls, health parks and medical office buildings. The purchase price consisted of $5.2 million in cash and $4.6 million in notes, which were guaranteed by Mr. Gosman. Upon the closing of the Company's initial public offering, Messrs. Gosman, Sands and Rendina, the Company's principal promoters, and certain management and founder stockholders exchanged their ownership interests in DASCO for shares of Common Stock equal to a total of $55 million or 3,666,667 shares. The Company believes that its medical facility development services and project finance strategy are a significant component of the Company's overall business strategy. The historical book value of Messrs. Sands and Rendina's interest in DASCO is $22,735. The initial 50% purchase price was allocated to assets at their fair market value, primarily goodwill of $9.8 million with the exchange recorded at historical value. At December 31, 1995 DASCO was being accounted for using the equity method.


Accounting Treatment

   Each of the Acquisitions was accounted for under the purchase method of accounting, except where noted otherwise above.

   The Company's relationships with its affiliated physicians are set forth in various asset and stock purchase agreements, management service agreements, and employment and consulting agreements. Through the asset and/or stock purchase agreement, the Company acquires the equipment, furniture, fixtures, supplies and, in certain instances, service agreements, of a physician practice at the fair market value of the assets. The accounts receivable are typically purchased at the net realizable value. The purchase price of the practice generally consists of cash, notes and/or Common Stock of the Company and the assumption of certain debt, leases and other contracts necessary for the operation of the practice. The management services or employment agreements delineate the responsibilities and obligations of each party.

   Net revenues from management service agreements include the revenues generated by the physician practices. The Company is contractually responsible and at risk for the operating costs of medical groups under certain agreements. Expenses include the reimbursement of all medical practice operating costs and all payments to physicians (which are reflected as cost of affiliated physician management services) as required under the various management agreements.


Results of Operations
Three Months and Nine Months Ended October 31, 1996 Compared to Three Months and Nine Months Ended September 30, 1995

   The following discussion reviews the results of operations for the three and nine months ended October 31, 1996 (the "1996 Quarter" and "1996 Period"), respectively, compared to the three and nine months ended September 30, 1995 (the "1995 Quarter" and "1995 Period"), respectively.

Revenues


   The Company derives revenues from health care services and medical facility development services. Within the health care segment, the Company distinguishes between revenues from cancer services, non-cancer physician services and other medical support services. Cancer services include physician practice management services to oncology practices and certain medical support services, including radiation therapy, diagnostic imaging and infusion therapy. Non-cancer physician services include physician practice management services to all practices managed by the Company other than oncology practices. Other medical support services include home health care services and lithotripsy.

   Net revenues were $20.1 million and $40.1 million for the 1995 Quarter and the 1995 Period, respectively. Of these amounts, $13.8 million and $24.5 million or 68.5% and 61.1% of such revenues was attributable to cancer services; $1.5 million and $2.6 million or 7.4% and 6.5% was related to non-cancer physician services; and $4.8 million and $13.0 million or 24.1% and 32.4% of such revenues was attributable to other medical support services for the 1995 Quarter and the 1995 Period, respectively.

   Net revenues were $51.7 million and $129.4 million for the 1996 Quarter and the 1996 Period, respectively. Such revenues during this period consisted of $25.3 million and $69.6 million or 48.9% and 53.8% related to cancer services; $16.7 million and $32.6 million or 32.2% and 25.2% related to non-cancer physician services; $5.1 million and $15.2 million or 9.9% and 11.7% related to other medical support services; and $4.6 million and $12.0 million or 9.0% and 9.3% related to medical facility development. As of October 31, 1996, the Company had affiliations with 62 physicians providing cancer related services, 19 employed primary care physicians, 93 other multigroup or specialty physicians and 870 physicians through the management of IPA's by MSO's.


Expenses

   For the 1996 Quarter, the 1996 Period, the 1995 Quarter and the 1995 Period, expressed as a percentage of net revenues, general corporate expenses were 4.2%, 4.4%, 5.4% and 11.0%, respectively. General corporate expenses, as a percentage of net revenues, were higher during the 1995 Quarter and the 1995 Period than the 1996 Quarter and the 1996 Period due to the commencement of operations of the Company during the 1995 Quarter and the 1995 Period.

   The Company's cost of affiliated physician management services was $2.3 million for the 1995 Quarter and the 1995 Period. The cost of affiliated physician management services was $12.3 million and $29.7 million during the 1996 Quarter and the 1996 Period, respectively. Cost of affiliated physician management services represents the fixed and variable contractual management fees as defined and stipulated in the management agreements. Revenue for these managed physician practices was $7.1 million for the 1995 Quarter and 1995 Period and $24.9 million and $61.5 million for the 1996 Quarter and the 1996 Period, respectively.

   The Company's depreciation and amortization expense increased by $1.0 million from the 1995 Quarter to the 1996 Quarter and $2.9 million from the 1995 Period to the 1996 Period. The increase is a result of the Acquisitions and the allocation of the purchase prices as required per purchase accounting.

   The Company's rent expense increased by $.9 million from the 1995 Quarter to the 1996 Quarter and $2.9 million from the 1995 Period to the 1996 Period. Rent and lease expenses as a percentage of net revenue will vary based on the size of each of the affiliated practice offices, the number of satellite offices and the current market rental rate for medical office space in the particular geographic markets.

   The Company's earn-out payment during the 1995 Period of $1.3 million represents a payment to Nutrichem on the contingent note entered into in conjunction with the acquisition of Nutrichem. During the 1996 Quarter the Company sold its Nashville radiation therapy center to a third party for $1.5 million which resulted in a gain on sale of approximately $260,000. In addition, during the 1996 Quarter the Company recorded a charge of $250,000 related to the termination of an employment agreement with a physician. These two nonrecurring items have been included in other expenses on the statements of operations during the 1996 Quarter and the 1996 Period.

   The Company's net interest expense decreased by $1.4 million from the 1995 Quarter to the 1996 Quarter and $1.7 million from the 1995 Period to the 1996 Period. Interest income of $1.5 million and $2.7 million was earned during the 1996 Quarter and the 1996 Period, respectively, on the remaining proceeds from the Company's 1996 initial public offering and Convertible Subordinated Debenture offering.

   No income tax provision was required during the 1995 Quarter or the 1995 Period due to the Company's tax loss and the inability of the Company to use the benefits which prior to the completion of the initial public offering primarily accrued to Mr. Gosman.


Medical Facility Development

   The Company, through its investment in DASCO, provides medical facility development services to related and unrelated third parties in connection with the establishment of health parks, medical malls and medical office buildings. The Company believes that the development of such facilities, in certain markets, will aid in the integration of its affiliated physicians and medical support services and will provide future opportunities to affiliate with physicians and acquire future physician practices or support services. Further, the Company believes that the development of health parks, medical malls and medical office buildings in certain markets will aid in the integration of its affiliated physicians and medical support services.

   The Company derives its medical facility development service revenues from the provision of a variety of services. In rendering such services, the Company generates income without bearing the costs of construction, expending significant capital or incurring substantial indebtedness. Generally, revenues are recognized at the time services are performed, except for development fees which are recognized in accordance with the related development agreements.

   The Company typically receives the following compensation for its services: development fees (including management of land acquisition, subdivision, zoning, surveying, site planning, permitting and building design), general contracting management fees, leasing and marketing fees, project cost savings income (based on the difference between total budgeted project costs and actual costs) and consulting fees.

   The amount of development fees and leasing and marketing fees are stated in the development and marketing agreements. Those agreements also provide the basis for payment of the fees. The financing fees and consulting fees are generally not included in specific agreements but are negotiated and disclosed in project pro formas provided to the owners of the buildings and hospital clients. Specific agreements usually incorporate those pro formas and provide that the projects will be developed in conformity therewith. General contracting management fees and project cost savings income are included in guaranteed maximum cost contracts entered into with the general contractor. These contracts are usually approved by the owners which in many cases include hospital clients and prospective tenants. During the 1996 Quarter and the 1996 Period, the Company's medical facility development generated revenues of $4.6 million and $12.0 million and pre-tax income (prior to allocation of general corporate expenses) of $2.3 million and $6.2 million, respectively.




Year Ended December 31, 1995 Compared to Period from June 24, 1994 to December
 31, 1994
   The following discussion reviews the historical results of operations for the year ended December 31, 1995 and the period from June 24, 1994 to December 31, 1994.

   The Combined Historical Audited Financial Statements and the Notes thereto and the Unaudited Pro Forma Combined Financial Information and Notes thereto included elsewhere in this Offering Memorandum present the results of operations of the entities which were operated under common control on a combined basis. All of the entities were acquired by the Company subsequent to June 23, 1994. As a result of the Acquisitions, the Company believes that any period to period comparisons and percentage relationships within periods are not meaningful.


  Revenues
   Net revenues of $2.4 million for the period from June 24, 1994 to December 31, 1994 include revenues from the Acquisitions completed during the period September through December 1994. Of this amount, $.7 million or 28% of such revenues was attributable to cancer services; and $1.8 million or 72% of such revenues was attributable to other medical support services. The Company had no physician related revenues during this period.

   Net revenues of $70.7 million for the period from January 1, 1995 to December 31, 1995 include revenues from the Acquisitions completed during the period June 24, 1994 to December 31, 1995. Such revenues during this period consisted of $44.9 million or 63% related to cancer services; $7.7 million or 11% related to non-cancer physician services; and $18.1 million or 26% related to other medical support services. As of December 31, 1995, the Company had affiliations with 55 physicians providing cancer related services, 14 employed primary care physicians, and 34 other multigroup or specialty physicians.

  Expenses
   For the period from June 24, 1994 to December 31, 1994 and for the year ended December 31, 1995, expressed as a percentage of net revenues, general corporate expenses were 67% and 5%, respectively. In 1994, general corporate expenses were relatively high due to the expenses incurred in connection with the commencement of operations of the Company. General corporate expenses will continue to increase in gross dollars, but this expense as a percentage of net revenues is expected to continue to decline. No income tax provision is required due to the Company's current tax loss and the inability of the Company to use the benefits which prior to the completion of the initial public offering primarily accrued to Mr. Gosman.


Liquidity and Capital Resources


   Cash provided by operating activities was $2.3 million for the 1996 Period. Cash used by operating activities was $.6 million for the 1995 Period. During the 1995 Period the Company had a loss of $6.5 million which included

$2.3 million of depreciation and amortization. In addition, during the 1995 Period accounts receivables increased by approximately $2.1 million. During the 1996 Period the Company had net income of $8.3 million which included $5.2 million of depreciation and amortization. In addition, during the 1996 Period accounts receivable and other assets increased by approximately $12.5 million and accounts payables and accrued liabilities increased by approximately $1.5 million.

   Cash used by investing activities was $31.3 million and $50.5 million for the 1996 Period and 1995 Period, respectively. This primarily represents the funds required by the Company for the acquisition of physician practices and medical support service companies. In addition, during the 1996 Period the Company loaned $10 million to an unrelated healthcare entity and $1.6 million to the selling shareholders of Physicians Choice Management, LLC to pay the tax liability related to the sale.

   Cash provided by financing activities was $74.7 million for the 1996 Period and represents (i) net proceeds from the issuance of Convertible Subordinated Debentures of $96.7 million; (ii) proceeds from the issuance of Common Stock pursuant to stock options and offering costs and other primarily related to the initial public offering of $.2 million and $2.5 million, respectively; (iii) repayment of debt and amounts due to shareholder of $6.2 million and $15.5 million, respectively; and (iv) the release of restricted cash collateralizing debt of $2.0 million. Cash provided by financing activities was $62.4 million for the 1995 Period which primarily represents the $45.9 million in capital contributions and advances from shareholder, the $19.5 million proceeds from the issuance of debt offset by the repayment of $2.8 million in debt outstanding.

   At October 31, 1996, the Company's principal source of liquidity consisted of $91.8 million in cash. Working capital of $117.5 million increased by $139.8 million from December 31, 1995 to October 31, 1996 primarily as a result of the $207.9 million of net proceeds received from the Company's initial public offering and Convertible Subordinated Debenture offering, offset by the repayment of approximately $91.6 million of indebtedness and certain obligations arising from the Acquisitions. The Company also had $22.9 million of current liabilities, including approximately $2.9 million of indebtedness maturing before October 31, 1997. Further, the Company also has completed Acquisitions subsequent to October 31, 1996 which required approximately $.9 million in cash to complete.

   During 1995, the Company entered into a management agreement with a 22-physician multi-specialty group practice pursuant to which the Company has agreed to expend up to $1.5 million per year in each of the next three years to assist in the expansion activities of the practice. In addition, the Company agreed to acquire certain copyright and trademark interests of the practice for $.9 million. These interests were acquired during June 1996.

   During 1996, the Company purchased the stock of a company based in Florida that provides the managed health care industry with assistance in provider relations, utilization review and quality assurance. In conjunction with this acquisition, the Company may be required to make a contingent payment up to a maximum of $10 million based on the acquired company's earnings before taxes during the next five years. The payment, if required, shall be paid in cash and/or Common Stock of the Company.

   In conjunction with the acquisition of Physicians Choice Management, LLC the Company has committed to loan the selling shareholders $2.8 million to pay the tax liability related to the sale. As of October 31, 1996, $1.6 million of the loan amount committed had been advanced to the selling shareholders by the Company.

   In conjunction with certain of its acquisitions the Company has agreed to make payments in shares of Common Stock of the Company which are generally issued one year from the closing date of such acquisitions with the number of shares generally determined based upon the average price of the stock during the five business days prior to the date of issuance. As of October 31, 1996 the Company had committed to issue $7.4 million of Common Stock of the Company using the methodology discussed above.

   The Company's acquisition and expansion programs will require substantial capital resources. In addition, the operation of physician groups, integrated networks and related medical support service companies, and the development and implementation of the Company's management information systems, will require ongoing capital expenditures. The Company expects that its capital needs over the next several years will substantially exceed capital generated from operations. To finance its capital needs, the Company plans both to incur indebtedness and to issue, from time to time, additional debt or equity securities, including Common Stock or convertible notes, in connection with its acquisitions and affiliations. The Company currently has a commitment from a bank to fund $30 million of working capital and acquisition financing needs.

   The Company expects that the working capital and cash generated from operations and amounts available under an acquisition/working capital line for which the Company has received a commitment from a bank together with the proceeds of the Convertible Subordinated Debenture offering will be adequate to satisfy the Company's cash requirements for the next 12 months. However, there can be no assurance that the Company will not be required to seek additional financing during this period. The failure to raise the funds necessary to finance its future cash requirements would adversely affect the Company's ability to pursue its strategy and could adversely affect its results of operations for future periods.

                                    BUSINESS




   The Company provides management services to disease specialty and primary care physicians and related medical support services. The Company's primary strategy is to develop disease management networks in specific geographic locations by acquiring physician practices and affiliating with disease specialty and primary care physicians. Where appropriate, the Company supports its affiliated physicians with related diagnostic and therapeutic medical support services. The Company's medical support services include radiation therapy, diagnostic imaging, infusion therapy, home health care and lithotripsy services. Since its first acquisition in September 1994, the Company has acquired the practices of and affiliated with 174 physicians and acquired eight medical support service companies and a medical facility development company. More recently the Company has also focused on expanding its physician affiliations by acquiring MSO's, or an ownership interest therein, which manage IPA's. The Company owns interests in MSO's in Connecticut, Georgia, New Jersey and New York that provide management services to IPA's composed of over 1,470 multi-specialty physicians.

   The Company believes that its strategy of acquiring and integrating independent physician practices and medical support services into specialty networks creates synergies, achieves operating efficiencies and responds to the cost-containment initiatives of payors, particularly managed care companies. The Company has focused its disease management efforts on the acquisition of oncology practices. To date, the Company has acquired the practices of and affiliated with 62 oncologists and provides comprehensive cancer-related support services including radiation therapy, infusion therapy and diagnostic imaging. The Company intends to develop additional disease management services for the treatment of other chronic illnesses such as diabetes, cardiovascular diseases and infectious diseases.

   In certain targeted markets, the Company organizes its affiliated physicians and related medical support services into integrated clusters of disease specialty and primary care networks, which it terms local provider networks ("LPNs"). LPNs are designed to provide a comprehensive range of physician and medical support services within specific geographic regions. The Company believes that its LPN structure will achieve operating efficiencies and enhance its ability to secure contracts with managed care organizations. To date, the Company has contracts with managed care organizations under which the Company and its affiliated physicians provide cancer- related health care services to over 200,000 covered lives. To date, the Company has established an LPN in each of the Southeast Florida, Atlanta, and Washington, D.C./Baltimore areas and the tri-state area of Connecticut, New York and New Jersey.




   As part of its strategy to integrate physician practices, the Company provides medical facility development services to related and unrelated third parties for the development of health parks, medical malls and medical office buildings. Such services include project finance assistance, project management, construction management, construction design engineering, physician recruitment, leasing and marketing. While the Company incurs certain administrative and other expenses in the course of providing such services, it does not incur costs of construction or risks of project ownership. The Company's strategy in financing its projects is to involve future tenants as significant investors in and owners of the developed medical facilities. Because most of its tenants are physicians and medical support service companies, the Company believes that the relationships that it develops with these parties through its medical facility development efforts will greatly enhance the Company's ability to affiliate with physicians and acquire physician practices and medical support service companies. Further, the Company believes that the development of health parks, medical malls and medical office buildings in certain markets will aid in the integration of its affiliated physicians and medical support services.


Industry

  Overview
   Industry sources forecast that national health care spending in 1995 will exceed $1 trillion with approximately $200 billion directly attributable to physician services. Increasing concern over the cost of health care in the United States has led to numerous initiatives to contain the growth of health care expenditures, particularly in the government entitlement programs of Medicare and Medicaid. These concerns and initiatives have contributed to the growth of managed care. Managed care typically involves a third party (frequently the payor) governing the provision of health care with the objective of ensuring delivery in a high quality and cost effective manner. One method for achieving this objective is the implementation of capitated payment systems in which traditional fee for service methods of compensating health care providers are abandoned or modified in favor of systems that create incentives for the provider to manage the health care needs of a defined population for a set fee.

  Physician Practice Management
   Health care in the United States historically has been delivered by a fragmented system of health care providers, including hospitals, individual physicians and small groups of specialist and primary care physicians. According to industry sources, approximately 650,000 physicians are actively involved in patient care in the United States. A 1993 American Medical Association study estimates that there are over 86,000 physicians practicing in 3,600 multi-specialty group practices of three or more physicians and over 82,000 physicians practicing in 12,700 single specialty group practices in the United States.

   The focus on cost containment has placed many solo practices, small to mid-sized physician groups and single specialty group practices at a significant disadvantage because they typically have high operating costs relative to revenue and little purchasing power with vendors of supplies. These physician practices often lack the capital to purchase new clinical equipment and technologies, such as information systems, necessary to enter into sophisticated risk sharing contracts with payors. Additionally, these physicians often do not have formal ties with other providers nor the ability to offer coordinated care across a variety of specialties, thus reducing their competitive position, particularly with managed care companies, relative to larger provider organizations.

   As a result of these changes in the market place, physicians are increasingly abandoning traditional private practice in favor of affiliations with larger organizations, such as the Company, that offer sophisticated information systems, management expertise and capital resources. Many payors and their intermediaries, including governmental entities and HMOs, are increasingly looking to outside providers of physician management services to develop and maintain quality outcome management programs and patient care data. In addition, such payors and intermediaries look to share the risk of providing health care services through capitation arrangements which provide for fixed payments for patient care over a specified period of time.

  Disease Management: Cancer and Other Diseases
   Disease management is the comprehensive management of a patient's medical care as it relates to the treatment of a specific chronic illness. According to industry sources, costs (including direct health care costs and indirect costs) associated with cancer, diabetes, cardiovascular disease and certain infectious diseases exceeded $500 billion in 1994. Despite the current consolidation of the health care industry, the providers of the components of disease management services, including cancer care providers, remain highly fragmented.

   The provision of cancer care is a significant and growing market. According to the American Cancer Society, the estimated number of cancer cases diagnosed annually in the United States (excluding certain skin cancers) increased from approximately 782,000 in 1980 to approximately 1.2 million in 1994, an increase of 53%. This increase is attributable to a number of factors, including a growing and aging population. In addition, earlier diagnosis and more effective treatment have increased the five-year survival rate of cancer patients from approximately 33% in the 1960s to 53% in 1994, and over eight million Americans alive today have been diagnosed with cancer.

   Because more than 100 complex diseases compose what is commonly termed cancer, its treatment often requires a multi-disciplinary approach, involving numerous health care professionals with different specializations and a variety of treatment settings, including physician offices, hospitals, outpatient facilities and free-standing cancer treatment centers. Cancer treatment centers may provide certain services, including radiation therapy and infusion therapy, but they generally do not integrate these services with the physician practice. The Company believes that the current fragmented system for treating cancer is inefficient, costly and inhibits effective disease management.

   The Company believes that the acquisition and integration of previously independent health care practices into a disease specialty network provides a substantial opportunity both to derive significant synergies and operating efficiencies and to contract with managed care companies for a full continuum of disease specific care. The Company expects the development of such networks and systems not only to enhance productivity and improve the quality of care, but also to meet the cost containment objectives of third party payors. The Company believes that the evolution of disease specialty treatment networks will play a major role in managed care contracting as payors recognize that both cost savings and the quality of care are improved when reimbursement and health care services target a specific illness or disease through coordinated networks of health care providers.


Strategy

   The Company's strategy is to develop, operate and manage integrated disease specialty and primary care physician networks which provide high quality, cost-effective physician and related medical support services. The key elements of this strategy are to:

   Acquire Physician Practices. The Company seeks to acquire the practices of and affiliate, in its target markets, with (i) high profile disease specialty and primary care physicians, (ii) multi-specialty physician groups and (iii) independent physician associations. By affiliating with leading physicians and physician groups in a given community, the Company can secure a large patient base, ensure appropriate, quality treatment and maintain patient satisfaction. Additionally, as the Company affiliates with physicians in certain markets, it makes available to these physicians medical support services, including the Company's radiation therapy, diagnostic imaging, lithotripsy, infusion and home health care services. By integrating these acquired disease specialty and primary care medical practices with related medical support services, the Company is able to develop a continuum of care in its target markets.

   Develop Practice Networks. In conjunction with its acquisition strategy, the Company seeks to build integrated networks of disease specialty and primary care physicians in targeted markets termed local provider units or "LPNs." To form the foundation of an LPN, the Company typically acquires a core physician practice, which may be either a disease specialty or primary care practice. The Company then seeks to acquire or affiliate with additional physician practices and medical support services related to that core practice as well as other medical specialties outside the scope of the core practice. Through the implementation of this strategy, the Company seeks to provide a comprehensive range of health care services within a given region, thereby enhancing its ability to enter into contractual arrangements with managed care organizations.

   Facilitate Acquisitions and Integration Through Development. As a part of its strategy to affiliate with physicians and acquire physician practices and medical support service companies, the Company provides medical facility development services to related and unrelated third parties for the establishment of health parks, medical malls and medical office buildings. The Company believes that the relationships that it fosters with physicians and medical support service companies (which may be tenants and/or owners of the medical facilities developed by the Company), will enhance the Company's affiliation and acquisition prospects and aid in the integration of its affiliated physicians and medical support service companies.

   Contract with Managed Care Companies. The Company actively pursues contractual arrangements with managed care organizations. Within its LPNs, the Company seeks to provide an appropriate balance of physician and medical services to attract managed care payors. Depending upon the particular market, the Company may develop disease specialty networks which can be used to procure managed care contracts pursuant to which the Company's affiliated physicians are responsible for providing all or a portion of disease specific health care services to a particular patient population, or the Company may develop a broader array of services designed to enhance its ability to attract comprehensive managed care contracts.

   Implement Integrated Information Systems. The Company intends to continue to develop its integrated information management systems so as to improve patient care by improving physician access to patient information. The Company believes these processing capabilities will further enhance its ability to service managed care contracts by providing access to the clinical and financial data necessary to perform outcome studies, cost analyses, utilization reviews and other analyses which can provide the information necessary for the managed care community to evaluate and contract with the Company and its health care providers.

   Achieve Operating Efficiencies. The Company seeks to achieve operating efficiencies through the consolidation of physician practices. By consolidating overhead, including billing, collections, accounting and payroll, the Company believes that it can realize significant operating efficiencies. In addition, by rendering support and management functions, the Company enables its affiliated physicians to spend a higher proportion of their time with patients, thereby improving patient care and enhancing revenue.

Physician Affiliation




   To date, the Company has affiliated with 174 physicians in the following locations:




                                No. of
                              Physicians
                                 Under
LPN                            Contract   Specialties
---                            --------   -----------
South Florida                     111     Primary Care, Oncology, Cardiology,
                                          Gastroenterology, Neurology, Podiatry, Rheumatology,
                                          Obstetrics-Gynecology, General and Vascular Surgery,
                                          Dermatology, Pulmonary, Orthopedic and Radiology
Atlanta                            36     Oncology, Gastroenterology, Urology, and Surgery
Washington, D.C./Baltimore         13     Oncology and Infectious Diseases
Other Markets                      14     Oncology and Surgery
                                  ---
Total Physicians                  174
                                  ===

   The Company affiliates with physicians through management agreements with physician practices or employment agreements with individual physicians. When affiliating with physicians, the Company generally acquires the assets of the physician practice, including its equipment, furniture, fixtures and supplies and, in some cases, service contracts and goodwill. Currently, the Company manages the practices of 144 physicians and employs another 30 physicians. With the exception of 10 radiation oncologists employed by the Company through OTI, the Company purchased the practices of all of its 174 affiliated physicians. The Company derives revenues from affiliated physicians through management fees charged to managed physician practices and from charges to third parties for services provided by employed physicians.

   The Company's relationships with its affiliated physicians are set forth in various asset purchase, management services, employment and consulting agreements. Through the asset purchase agreement, the Company acquires at fair market value the assets of the practice. The accounts receivable are typically purchased at the net realizable value. The purchase price of the assets of a physician practice generally consists of cash and/or stock and the assumption of certain debt, leases and other contracts necessary for the operation of the practice.


   The Company and its affiliated physicians enter into management services or employment agreements which delineate the responsibilities and obligations of each party. The management services agreements generally have a 10 to 40-year term. The employment agreements generally have a seven to 10-year term, and in most instances, the contracting physicians can extend the terms of their employment agreements in five-year increments for an unlimited duration until they reach a specified age. The management services agreements provide that the physicians are responsible for the provision of all medical services and the Company is responsible solely for the management and operation of all other aspects of the affiliated practice. The Company provides the equipment, facilities and supplies necessary to operate the medical practice and employs substantially all of a practice's non-physician personnel, except those whose services are directly related to the provision of medical care. The management and administration of the practice, including managed care contracting, rests with the Company. Generally, a management services agreement with a physician practice group cannot be terminated by either the Company or the practice group prior to its stated expiration date without cause. The Company's employment agreements generally are terminable by the physicians upon 90 to 180-days notice. Ordinarily, the Company reserves the right to renegotiate terms of the management services agreement if there are significant changes in reimbursement levels. Upon termination for cause or at the expiration of a physician's relationship with the Company, the Company has the right to require the affiliated physicians to repurchase certain assets originally purchased by the Company and assets acquired during the term of the relationship.


   For providing services under the management services agreements entered into prior to April 30, 1996, physicians generally receive a fixed percentage of net revenue of the practice. "Net revenue" is defined as all revenue computed on an accrual basis generated by or on behalf of the practice after taking into account certain contractual adjustments or allowances. The revenue is generated from professional medical services furnished to patients personally by physicians or other clinicians under physician supervision. In several of the practices, the Company has guaranteed that the net revenues of the practice will not decrease below the net revenues that existed immediately prior to the agreement with the Company. Additionally, in certain practices, the Company charges a fixed or variable management fee. Under management services agreements entered into after April 30, 1996, the Company has generally received a fixed base management fee and a variable incentive fee. Net revenues for these management services agreements for the nine months ended October 31, 1996 were $61.5 million.


   The Company believes a shared governance approach is critical to the long-term success of a physician practice management company. In this regard, the Company's agreements provide for physician concurrence on critical strategic issues such as annual operating and capital budgets, fee structures and schedules and the practice's strategic plan. The strategic plan developed for the affiliated physician practices addresses both the future addition of practitioners and the expansion of locations and services. The Company works closely with its affiliated physicians to target and recruit new physicians and merge or integrate other groups and specialties.


Medical Support Services

   As part of its strategy to provide a comprehensive range of health care services in its markets, the Company provides certain medical support services related to the management of disease and episodic care, including radiation therapy, diagnostic imaging, infusion therapy, home health care and lithotripsy services. These services are provided both as part of the Company's LPN structure and separately in certain markets in which there is a competitive advantage to do so.

   Within the scope of its disease specialty networks, the Company delivers a broad array of medical support services. The Company supports its cancer networks with radiation therapy (the Company has 10 radiation therapy centers in six states), infusion therapy (the Company provides infusion therapy in several states which are managed from three regional offices), diagnostic imaging (the Company has two centers in two states) and home health care services (the Company provides home health care services in six South Florida counties which are managed from five local offices).

   The Company also provides lithotripsy services and currently operates one fixed site and seven mobile lithotripters which provide lithotripsy services in Arkansas, Florida, Indiana, Kansas, Kentucky, Missouri, Oklahoma, Tennessee and Texas. These services are managed from three regional offices. Lithotripsy is a non- invasive procedure that utilizes shock waves to fragment kidney stones, and is the preferred alternative to surgery for kidney stones, suitable for the treatment of over 90% of the applicable patients. The Company provides its mobile lithotripsy services under contracts with approximately 70 hospitals and other health care facilities. The hospital or health care facility normally pays the Company on a per procedure basis. The Company's contracts with such hospitals and facilities generally have terms of one to three years.


LPNs

   Upon entering a target market, the Company seeks to acquire a core practice group, affiliate with additional physician group practices and acquire, develop or affiliate with related medical support services to form an LPN. The Company undertakes market analyses and demographic studies to evaluate the business opportunities in a particular geographic area and seeks to capitalize on these opportunities by developing relationships with appropriate physicians and other health care providers. Within each LPN, the Company seeks a balance between primary care and specialty physicians and to integrate certain related medical support services for the ultimate purpose of providing a strategic network of comprehensive medical services attractive to managed care and risk- based third party contractors. In certain markets, the Company establishes relationships with unaffiliated entities for the purpose of contracting with managed care companies. The Company currently has identified the South Florida, Atlanta, Connecticut and Baltimore/Washington, D.C. areas as its initial target markets and the Arizona, Pittsburgh and Tampa Bay areas as its secondary target markets.


   The development of the Company's Atlanta LPN provides an example of the implementation of the Company's development strategy. In Atlanta, the Company acquired three radiation centers in March 1995 and has since created a comprehensive cancer disease management network of 22 oncologists in 17 sites. The Company's Atlanta LPN continues to develop by affiliating with primary care and multi-specialty groups to create a comprehensive, fully-integrated regional network. During May 1996, the Company entered into a management agreement with eight gastroenterologists in Atlanta. During July 1996, the Company entered into a management agreement with three urologists in Atlanta. During August 1996, the Company entered into a management agreement with four surgeons in Atlanta. The Company is presently negotiating with additional physician providers and is assessing the opportunity to create a comprehensive health park in the Atlanta area.

   In the South Florida market, the Company initially developed affiliate relationships with six primary care physicians. Subsequently, the Company has contracted with 19 oncologists and currently operates a cancer care network which through capitated managed care contracts provides services to approximately 169,000 covered lives. In addition, the Company provides infusion therapy, home health, diagnostic and rehabilitation services in its South Florida LPN.

   In the Washington, D.C./Baltimore area, the Company operates three radiation centers and provides infusion therapy services through its managed care contracts and physician affiliations. The Company has affiliated with eight medical and radiation oncologists. In addition, the Company entered into an agreement with the Medlantic Healthcare Group in Washington, D.C. (and its Washington Hospital Center and Washington Cancer Institute) for the formation and operation of the Washington Regional Oncology Network. This network will be dedicated to obtaining contracts for cancer care in the Washington region and also includes the formation of a joint venture for the management of the Washington Ambulatory Infusion Center.

   In keeping with its strategy of expanding its Northeast presence in New York, New Jersey and Connecticut, since July 1996, the Company has become affiliated with more than 1,000 additional physicians through IPA's to bring its total Northeast IPA physician affiliations to approximately 1,425, with more than 600 in New York's five boroughs, 375 in Connecticut and 450 in New Jersey. In October 1996, the Company agreed to an exclusive arrangement with North Shore Health System of Manhasset, New York, to jointly develop, own and operate medical facilities in five metropolitan New York counties. In November 1996, the Company signed a letter of intent to manage University Physicians Group of Staten Island, a 130 physician primary care group. In addition, in November 1996, the Company was selected by the Health Insurance Plan of New Jersey ("HIP") to assist in reorganizing the medical delivery services in 18 health care centers.

   The Company has also expanded its managed care capabilities through the purchase of Physicians Consultant & Management Corporation, a company founded in 1987, which provides management services to national and local physician networks containing approximately 1,200 physician members. Through its existing networks this Company facilitates the delivery of health care services to approximately 6,000,000 member patients. This acquisition increases the managed care capabilities of the Company into additional specialty carve-out physician networks and provides an opportunity to expand existing relationships with established managed care organizations.

   The Company believes that cancer-related LPNs provide the greatest opportunity for contracting with managed care and risk-based third party payors and has entered into affiliate agreements with 62 oncologists. Net revenues for the cancer related LPNs for the nine months ended October 31, 1996 were $69.6 million. In its South Florida, Atlanta and Washington, D.C./Baltimore LPNs, the Company has assembled three discrete networks of cancer physicians and related cancer care services, and as a result, the Company provides services pursuant to managed care contracts to over 200,000 covered lives. Under these contracts, the Company and its affiliate physicians provide some or all of the following services: medical and radiation oncology services, bone marrow transplants, infusion therapy, diagnostic services and home care. The Company has also developed cancer care networks with unaffiliated entities for contracting purposes in certain markets.


Independent Physician Associations

   The Company owns a 100% interest in a newly formed MSO that provides management services to an IPA composed of over 330 physicians based in Connecticut, a 50% interest in a newly formed MSO that provides management services to an IPA composed of 45 primary care physicians in Georgia, an 80% interest in a newly formed MSO that provides management services to an IPA composed of over 450 physicians in New Jersey and a 51% interest in a newly formed MSO that provides management services to an IPA composed of over 600 physicians in New York. An IPA is generally composed of a group of geographically diverse independent physicians who form an association for the purpose of contracting as a single entity. The IPA structure not only increases the purchasing power of the constituent practices, but also provides a foundation for the development of an integrated physician network. The Company believes that many IPAs will merge with other practice groups to develop larger integrated medical groups, thereby becoming increasingly attractive to managed care companies. The Company intends to capitalize on its affiliations with IPAs to establish additional LPNs.

   The Company also seeks to enter into agreements to manage capitated provider networks. The Company expects that under these agreements, it would receive a fixed management fee based upon contract revenues as well as a certain percentage of risk pools.


Medical Facility Development

   The Company provides medical facility development services to related and unrelated third parties for the establishment of health parks, medical malls and medical office buildings. A "health park" is an integrated health care environment comprised of several buildings which links physician practices, medical support services and subacute care facilities on a single campus. A "medical mall," often found in a health park, combines physician offices with related medical support services such as diagnostic imaging, physical rehabilitation, laboratory services and wellness programs in one facility. The Company also develops office buildings which serve physicians and providers of ancillary medical services.

   The Company believes that the convenience of "one-stop" scheduling and medical related services together with on-site treatment provided at the Company's developed medical facilities will increase patient satisfaction and cost-efficiency. By providing a centralized delivery site for state-of-the-art technology, information systems and patient care models, a full continuum of care can be provided by a wide range of physician specialties and medical support services at one location. The Company believes that physicians will find affiliation with such facilities attractive and that third party payors will seek to contract with physician practices and related medical support service companies operating in such facilities.


   The Company's medical facility development services include project finance assistance, project management, construction management, construction design engineering, consulting, physician recruitment, leasing and marketing. The Company currently has 11 projects under development and has facilities under construction in Florida, Texas, California, Oregon and Arizona. The Company also has seven projects under contract and anticipates that construction of such facilities will begin during the next six months. Net revenues for the nine months ended October 31, 1996 were $12.0 million.


   Under its development agreements, the Company is generally obligated to secure funding for and guaranty the maximum cost of a project. In order to minimize the risks from these obligations, the Company enters into construction agreements with general contractors to construct the project for a "guaranteed maximum cost." Furthermore, each construction agreement provides for indemnification of the Company by the general contractor for certain losses and damages. Each construction agreement also requires the contractor to obtain and maintain a performance bond and a labor and material payment bond, written by a surety company with a Best's Key Guide Rating of not less than A+12 and satisfactory to the owner of the land on which a project is developed and the construction lender.

   Among the Company's development clients are some of the largest for-profit public hospital companies in the United States. To date, the Company's clients and primary negotiators of the Company's fees generally have been the land owners or land lessors of the developed sites. Negotiations generally include the Company, the entities which own the developed projects, the land lessor (if applicable) and, in many cases, the prospective tenants of the office space. The Company offers its physician-tenants an opportunity to become equity investors in the facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Medical Facility Development." The compensation received by the Company is based upon negotiated amounts for each service provided. Although the Company does not maintain an ownership interest in the facilities it develops, certain of the Company's officers and directors have an interest in such facilities. See "Certain Transactions." In each transaction between the Company and a facility in which certain of its officers and directors have an interest, third parties, including the land owners and land lessors of the sites and the unaffiliated investors in the facility, participate in establishment of fees to the Company. All transactions between the Company and affiliated owners and physicians are and will continue to be based upon competitive bargaining and are and will be on terms no less favorable to the Company than those provided to unaffiliated parties. In addition, the Company monitors development fees in the industry to ensure that its fees in such transactions meet this standard.

   The Company believes that its medical facility development services and project finance strategy are a significant component of the Company's overall business strategy. The Company's project finance strategy focuses upon the involvement of its future tenants as significant investors in and owners of the medical facilities developed by the Company. Because its tenants are physicians and medical support service companies, the Company believes that the relationships that it develops through its medical facility development efforts will greatly enhance the Company's ability to affiliate with physicians and acquire physician practices and medical support service companies. The development of medical facilities by the Company is intended to enhance the creation of the new group practices, increase the number of integrated medical service delivery sites and promote alternative delivery models for third party payors in its developed sites. The Company believes that such activity, in turn, will aid in the integration of its affiliated physicians and medical support service companies.


Information Systems

   The Company believes that effective and efficient integration of clinical and financial data provides a competitive advantage in bidding for managed care contracts and contributes to a company's success in the complex reimbursement environment of the health care industry. The Company also believes that the use of technology can improve patient care by improving physician access to patient information. Therefore, the Company is in the process of selecting management information systems designed to facilitate the transmittal and coordination of important patient and operational data. The Company's objective is to implement a system which consists of three specific areas: practice management, electronic clinical records and comprehensive care and management reporting. The implementation of the system selected will occur in stages, as the Company continues to analyze and support the systems in place in its existing and acquired physician practices and medical support service companies.


Competition

   The physician practice management industry is highly competitive. The Company competes with local and national providers of physician management and certain other medical services and for the recruitment of physicians. Certain of the Company's competitors have access to substantially greater financial, management and other resources than the Company. The majority of the competition faced by the Company is based primarily on cost and quality. Each of the affiliated physicians has entered into an agreement not to compete with the operations of the Company both during the term of the applicable agreement and a period of one year or greater thereafter.


Government Regulation

   Various state and federal laws regulate the relationship between providers of health care services, physicians and other clinical services, and as a business in the health care industry, the Company is subject to these laws and regulations. The Company's medical support services, for example, are subject to various licensing and certification requirements including Certificate of Need regulations. The Company is also subject to laws and regulations relating to business corporations in general. The Company believes its operations are in material compliance with applicable laws; however, the Company has not received a legal opinion from counsel that its operations are in material compliance with applicable laws and many aspects of the Company's business operations have not been the subject of state or federal regulatory interpretation. Moreover, as a result of the Company providing both physician practice management services and medical support services, the Company may be the subject of more stringent review by the regulatory authorities, and there can be no assurance that a review of the Company's or the affiliated physicians' businesses by courts or regulatory authorities will not result in a determination that could adversely affect the operations of the Company or the affiliated physicians or that the health care regulatory environment will not change so as to restrict the Company's or the affiliated physicians' existing operations or their expansion.

   The laws of many states prohibit business corporations such as the Company from practicing medicine and employing physicians to practice medicine. In those states where the Company employs physicians, it believes its operations are in material compliance with applicable laws. The Company does not exercise influence or control over the practice of medicine by the physicians with whom it contracts. Accordingly, the Company believes that it is not in violation of applicable state laws relating to the practice of medicine. The laws in most states regarding the corporate practice of medicine have been subjected to limited judicial and regulatory interpretation and, therefore, no assurances can be given that the Company's activities will be found to be in compliance, if challenged. In addition to prohibiting the practice of medicine, numerous states prohibit entities like the Company from engaging in certain health care related activities such as fee-splitting with physicians.

   There are state and federal statutes imposing substantial penalties, including civil and criminal fines and imprisonment, on health care providers that fraudulently or wrongfully bill governmental or other third party payors for health care services. The federal law prohibiting false billings allows a private person to bring a civil action in the name of the United States government for violations of its provisions. The Company believes it is in material compliance with such laws, but there can be no assurances that the Company's activities will not be challenged or scrutinized by governmental authorities. Moreover, technical Medicare and other reimbursement rules affect the structure of physician billing arrangements. The Company believes it is in material compliance with such regulations, but upon review, regulatory authorities could conclude otherwise, and in such event, the Company may have to modify its relationship with its affiliated physician groups. Noncompliance with such regulations may adversely affect the operation of the Company and subject it and such physician groups to penalties and additional costs.

   Certain provisions of the Social Security Act, commonly referred to as the "Anti-kickback Amendments," prohibit the offer, payment, solicitation or receipt of any form of remuneration either in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or state health programs. The Anti-kickback Amendments are broad in scope and have been broadly interpreted by courts in many jurisdictions. Read literally, the statute places at risk many otherwise legitimate business arrangements, potentially subjecting such arrangements to lengthy, expensive investigations and prosecutions initiated by federal and state governmental officials. In particular, the Office of the Inspector General of the U.S. Department of Health and Human Services has expressed concern that the acquisition of physician practices by entities in a position to receive referrals from such physicians in conjunction with the physicians' continued practice in affiliation with the purchaser could violate the Anti-kickback Amendments.

   In July 1991, in part to address concerns regarding the Anti-kickback Amendments, the federal government published regulations that provide exceptions, or "safe harbors," for certain transactions that will be deemed not to violate the Anti-kickback Amendments. Among the safe harbors included in the regulations were provisions relating to the sale of physician practices, management and personal services agreements and employee relationships. Additional safe harbors were published in September 1993 offering protections under the Anti- kickback Amendments to eight new activities, including referrals within group practices consisting of active investors. Proposed amendments to clarify these safe harbors were published in July 1994 which, if adopted, would cause substantive retroactive changes to the 1991 regulations. Although the Company believes that it is not in violation of the Anti- kickback Amendments, some of its operations do not fit within any of the existing or proposed safe harbors.

   The Company believes that, although it is receiving remuneration under management services agreements, it is not in a position to make or influence the referral of patients or services reimbursed under government programs to the physician groups, and therefore, believes it has not violated the Anti-kickback Amendments. In certain states, the Company is a separate provider of Medicare or state health program reimbursed services. To the extent the Company is deemed by state or federal authorities to be either a referral source or a separate provider under its management services agreements and to receive referrals from physicians, the financial arrangement under these agreements could be subject to scrutiny and prosecution under the Anti-kickback Amendments. Violation of the Anti-kickback Amendments is a felony, punishable by fines up to $25,000 per violation and imprisonment for up to five years. In addition, the Department of Health and Human Services may impose civil penalties excluding violators from participation in Medicare or state health programs.

   Significant prohibitions against physician referrals were enacted, subject to certain exemptions, by Congress in the Omnibus Budget Reconciliation Act of 1993. These prohibitions, commonly known as "Stark II," amended prior physician self-referral legislation known as "Stark I" by dramatically enlarging the field of physician-owned or physician-interested entities to which the referral prohibitions apply. Effective January 1, 1995 and subject to certain exemptions, Stark II prohibits a physician or a member of his immediate family from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest, or with which the physician has entered into a compensation arrangement including the physician's own group practice. The designated health services include the provision of radiology and other diagnostic services, radiation therapy services, physical and occupational therapy services, durable medical equipment, parenteral and enteral nutrients, certain equipment and supplies, prosthetics, orthotics, outpatient prescription drugs, home health services and inpatient and outpatient hospital services. The penalties for violating

Stark II include a prohibition on Medicaid and Medicare reimbursement and civil penalties of as much as $15,000 for each violative referral and $100,000 for participation in a "circumvention scheme." A physician's ownership of publicly traded securities of a corporation with equity exceeding $75 million as of the end of its most recent fiscal year is not deemed to constitute an ownership or investment interest in that corporation under Stark II. The Company was not be eligible for this exemption as of its fiscal year ending December 31, 1995. In 1996, after completion of the initial public offering, the Company changed its fiscal year end to January
31. The Company believes that it presently satisfies the Stark II stockholders' equity exception and that its compensation arrangements satisfy other applicable exceptions in Stark II.

   The Company believes that its activities are not in violation of Stark I or Stark II; however, the Stark legislation is broad and ambiguous. Interpretative regulations clarifying the provisions of Stark I were issued on August 14, 1995 and Stark II regulations have yet to be proposed. While the Company believes it is in compliance with the Stark legislation, future regulations could require the Company to modify the form of its relationships with the affiliated physician groups. Moreover, the violation of Stark I or II by the Company's affiliated physician groups could result in significant fines and loss of reimbursement which would adversely affect the Company. The Anti- Kickback and Stark laws prevent the Company from requiring referrals from affiliated physician groups. Although some of these physician groups may make referrals to the Company for services, the Company cannot expect to receive income from the making of such referrals.

   Many states have adopted similar prohibitions against payment intended to induce referrals of Medicaid and other third party payor patients. The State of Florida, for instance, enacted a Patient Self-Referral Act in April 1992 that severely restricts patient referrals for certain services, prohibits mark-ups of certain procedures, requires disclosure of ownership in a business to which patients are referred and places other regulations on health care providers. The Company believes it is likely that other states will adopt similar legislation. Accordingly, expansion of the operations of the Company to certain jurisdictions may require it to comply with such jurisdictions' regulations which could lead to structural and organizational modifications of the Company's form of relationships with physician groups. Such changes, if any, could have an adverse effect on the Company.


   The Company has adopted a formal compliance program designed to prevent violations of Stark II and the Anti-kickback Amendments in both its acquisitions and day to day operations. The Company hired a full-time compliance officer to implement and monitor the compliance program.


   Laws in all states regulate the business of insurance and the operation of HMOs. Many states also regulate the establishment and operation of networks of health care providers. While these laws do not generally apply to the hiring and contracting of physicians by other health care providers, there can be no assurance that regulatory authorities of the states in which the Company operates would not apply these laws to require licensure of the Company's operations as an insurer, as an HMO or as a provider network. The Company believes that it is in compliance with these laws in the states in which it does business, but there can be no assurance that future interpretations of insurance and health care network laws by regulatory authorities in these states or in the states into which the Company may expand will not require licensure or a restructuring of some or all of the Company's operations.


Reimbursement and Cost Containment

   Approximately 40% of the revenue of the Company's affiliated physician groups is derived from payments made by government sponsored health care programs (principally, Medicare and Medicaid). As a result, any change in reimbursement regulations, policies, practices, interpretations or statutes could adversely affect the operations of the Company. The U.S. Congress has passed a fiscal year 1996 budget resolution that calls for reductions in the rate of spending increases over the next seven years of $270 billion in the Medicare program and $182 billion in the Medicaid program. Through the Medicare program, the federal government has implemented a resource- based relative value scale ("RBRVS") payment methodology for physician services. This methodology went into effect in 1992 and will continue to be implemented in annual increments through December 31, 1996. RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. The implementation of RBRVS may result in reductions in payment rates for procedures provided by physicians under current contract with the Company. RBRVS-type payment systems have also been adopted by certain private third party payors and may become a predominant payment methodology. A broader implementation of such programs would reduce payments by private third party payors and could indirectly reduce the Company's operating margins to the extent that the cost of providing management services related to such procedures could not be proportionately reduced. To the extent the Company's costs increase, the Company may not be able to recover such cost increases from government reimbursement programs. In addition, because of cost containment measures and market changes in nongovernmental insurance plans, the Company may not be able to shift cost increases to nongovernmental payors. The Company expects a reduction from historical levels in per patient Medicare revenue received by certain of the physician groups with which the Company contracts; however, the Company does not believe such reductions would, if implemented, result in a material adverse effect on the Company.

   In addition to current governmental regulation, the Clinton Administration and several members of Congress have proposed legislation for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of such health care proposals, such as reductions in Medicare and Medicaid payments, if adopted, could adversely affect the Company. Other aspects of such proposals, such as universal health insurance coverage and coverage of certain previously uncovered services, could have a positive impact on the Company's business. It is not possible at this time to predict what, if any, reforms will be adopted by Congress or state legislatures, or when such reforms would be adopted and implemented. As health care reform progresses and the regulatory environment accommodates reform, it is likely that changes in state and federal regulations will necessitate modifications to the Company's agreements and operations. While the Company believes it will be able to restructure in accordance with applicable laws and regulations, the Company cannot assure that such restructuring in all cases will be possible or profitable.

   Rates paid by private third party payors, including those that provide Medicare supplemental insurance, are based on established physician, clinic and hospital charges and are generally higher than Medicare payment rates. Changes in the mix of the Company's patients among the non-government payors and government sponsored health care programs, and among different types of non-government payor sources, could have a material adverse effect on the Company.

   The Company is a provider of certain medical treatment and diagnostic services including, but not limited to radiation therapy, infusion therapy, lithotripsy and home care. Because many of these services receive governmental reimbursement, they may be subject from time to time to changes in both the degree of regulation and level of reimbursement. Additionally, factors such as price competition and managed care could also reduce the Company's revenues. See "Business--Government Regulation."


Insurance

   Health care companies, such as the Company, are subject to medical malpractice, personal injury and other liability claims which are customary risks inherent in the operation of health care facilities and provision of health care services. The Company maintains property insurance equal to the amount management deems necessary to replace the property, and liability and professional malpractice insurance policies in the amount of $20,000,000 (annual aggregate) and with such coverages and deductibles which are deemed appropriate by management, based upon historical claims, industry standards and the nature and risks of its business. The Company provides medical malpractice insurance for its employee physicians in the amount of $1,000,000 per claim and $3,000,000 annual aggregate and also requires that non-employee physicians practicing at its facilities carry medical malpractice insurance to cover their respective individual professional liabilities. There can be no assurance that a future claim will not exceed available insurance coverages or that such coverages will continue to be available for the same scope of coverages at reasonable premium rates. Any substantial increase in the cost of such insurance or the unavailability of any such coverages could have a material adverse effect on the Company's business.


Employees


   As of October 31, 1996, the Company employed approximately 1,200 persons, approximately 700 of whom were full-time employees. The Company believes that its labor relations are good.

Legal Proceedings

   The Company is subject to legal proceedings in the ordinary course of its business. The Company does not believe that any such legal proceedings will have a material adverse effect on the Company, although there can be no assurance to this effect.

   A subsidiary of the Company, OTI (formerly Radiation Care, Inc., "RCI") is subject to the litigation described below which relates to events prior to the Company's operation of RCI, and the Company has agreed to indemnify and defend certain defendants in the litigation who were former directors and officers of RCI subject to certain conditions.

   In December 1994, prior to its merger with the Company in March 1995, RCI entered into a settlement agreement with the federal government arising out of claims under the fraud-and-abuse provisions of the Medicare law. Under the settlement agreement, RCI, without admitting that it violated the law, consented to a civil judgment providing for its payment of $2 million to the federal government and the entry of an injunction against violations of such provisions.

   On February 16, 1995, six former stockholders of RCI filed a consolidated amended Class Action Complaint in Delaware Chancery Court (In re Radiation Care, Inc. Shareholders Litigation, Consolidated C.A. No. 13805) against RCI, Thomas Haire, Gerald King, Charles McKay, Abraham Gosman, Oncology Therapies of America, Inc. ("OTA") and A.M.A. Financial Corporation, ("AMA") alleging that the RCI stockholders should have received greater consideration for their RCI stock when RCI was merged with the Company. Plaintiffs allege breaches of fiduciary duty by the former RCI directors, as well as aiding and abetting of such fiduciary duty breaches by Mr. Gosman, OTA and AMA. Plaintiffs seek compensatory or rescissionary damages of an undisclosed amount on behalf of all RCI stockholders, together with an award of the costs and attorneys' fees associated with the action. No class has been certified in this litigation. On May 18, 1996, the Company filed an Answer denying any liability in connection with this litigation. The Company intends to vigorously defend against this litigation.

   On August 4, 1995, 26 former stockholders of RCI filed a Complaint for Money Damages against Richard D'Amico, Ted Crowley, Thomas Haire, Gerald King, Charles McKay and Randy Walker (all former RCI officers and directors) in the Superior Court of Fulton County, in the State of Georgia (Southeastern Capital Resources, L.L.C. et al. v. Richard D'Amico et al., Civil Action No. E41225). Three of the plaintiffs have withdrawn from the litigation. Plaintiffs allege a breach of fiduciary duty by the former RCI directors Haire, King and McKay, a conspiracy by the RCI officer defendants D'Amico, Crowley and Walker, and negligence by all defendants. Plaintiffs seek additional consideration for their shares of RCI common stock in the form of compensatory and monetary damages in the amount of $5.7 million, plus punitive damages, interest, costs and attorneys fees. On September 22, 1995, the defendants filed an Answer denying any liability in connection with this litigation. On October 23, 1995, the defendants filed a motion to stay the action pending resolution of the Delaware class action which was heard by the Court on January 29, 1996 and denied on April 9, 1996. A consent order was entered by the Court on August 30, 1996 adding four plaintiffs to the action. The Company is not a party to this litigation and its exposure is limited to its obligation under its by-laws to indemnify the former officers and directors of RCI to the fullest extent permitted by Delaware law. The Company intends to vigorously defend against this litigation.

   On March 18, 1996, the Company settled a claim filed by two former stockholders of RCI (Dennis E. Ellingwood and Gregory W. Cotter v. Oncology Therapies, Inc. et al., Civil Action No. 341727-E191464). The terms of this settlement are confidential.

                                  MANAGEMENT


Directors and Executive Officers


   The following table sets forth certain information as of December 13, 1996 concerning the directors and executive officers of the Company.





Name                         Age  Position
----                         ---  --------
Abraham D. Gosman            67   Chairman of the Board of Directors, President and Chief
                                  Executive Officer
Frederick R. Leathers        38   Chief Financial Officer and Treasurer
William A. Sanger            46   Executive Vice President and Chief Operating Officer
Robert A. Miller             41   Executive Vice President of Acquisitions
Edward E. Goldman, M.D       51   Executive Vice President of Physician Development
Francis S. Tidikis           49   Executive Vice President of Marketing
Don S. Harvey                38   Vice President of Operations
Donald A. Sands              45   Vice President--Medical Facility Development
Hugh L. Carey                77   Director
Joseph N. Cassese            66   Director
John T. Chay                 38   Director
David M. Livingston, M.D     55   Director
Bruce A. Rendina             42   Director
Stephen E. Ronai             59   Director
Eric Moskow                  38   Director



   The following is a biographical summary of the experience of the executive officers and directors of the Company:


   Abraham D. Gosman has served since June 1994 as an executive officer of the Company and is presently the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. Previously, he founded and was the principal owner of The Mediplex Group, Inc. ("Mediplex"), a diversified health care company, and its predecessor companies for more than 15 years, with the exception of the period from April 1986 to August 1990 when Mediplex was owned by Avon Products, Inc. ("Avon"). He was the Chief Executive Officer of Mediplex from its inception to September 1988 and assumed that position again after Mediplex was purchased from Avon in August 1990. In addition, Mr. Gosman has served as Chairman of the Board of Trustees and Chief Executive Officer of Meditrust, the nation's largest health care real estate investment trust, since its inception in 1985. In October 1996, Mr. Gosman became Chairman of the Board of Trustees of CareMatrix Corporation, an assisted living development and management company.


   Frederick R. Leathers has served since June 1994 as the Chief Financial Officer and Treasurer of the Company. Previously, he served as Treasurer, Chief Financial Officer and Principal Accounting Officer of Mediplex from October 1991 to June 1994, Corporate Controller from May 1991 to October 1991 and held the position of Assistant Controller from May 1986 to May 1987. He was Treasurer of A.M.A. Advisory Corp. (the advisor to Meditrust) and Controller of Meditrust from July 1988 to January 1991. Mr. Leathers was associated with State Street Bank and Trust Company, Inc. in the mutual funds division from May 1987 to July 1988.

   William A. Sanger has served since September 1994 as the Executive Vice President and Chief Operating Officer of the Company. Previously, he served as the President and Chief Executive Officer of JFK Medical Center in Atlantis, Florida from February 1992 to September 1994 where he developed integrated delivery networks and implemented a comprehensive physician acquisition strategy. He served as Executive Vice President and Chief Operating Officer of Saint Vincent Medical Center, Toledo, Ohio from January 1990 to February 1992.

   Robert A. Miller has served since June 1994 as an executive officer of the Company and is presently Executive Vice President of Acquisitions. Previously, he served as Senior Vice President/Development Operations of Mediplex from September 1992 and Vice President from June 1991. Mr. Miller served as Regional Operations Director for New Medico Associates from January 1991 to October 1991. Previously, Mr. Miller was Vice President of Hospital Operations of Glenbeigh, Inc., where he was employed from 1979 through 1991.

   Edward E. Goldman, M.D. has served since October 1994 as President of a subsidiary of the Company, since October 1995 as an executive officer of the Company and is presently Executive Vice President of Physician Development. Dr. Goldman is a board certified family practice physician and previously served as Chairman of PAL-MED Health Services from February 1983 to September 1994, a multi-specialty IPA which provides physicians services and manages health care related services.


   Francis S. Tidikis served from January 1996 to March 1996 as Executive Vice President of Marketing of the Company. Since March 1996, he has assumed the role of Executive Vice President of Operations. Mr. Tidikis had served as Senior Vice President of Physician Management Services for Tenet Healthcare Corporation since March 1995. Mr. Tidikis had been with Tenet Healthcare Corporation and its predecessor, National Medical Enterprises, since April 1981, serving as Executive Vice President of the Eastern District from June 1991 to February 1995 and as Vice President of Operations for the Eastern Region Hospital Group from February 1984 to September 1990. Mr. Tidikis currently serves as a director of Professional Liability Insurance Company.

   Don S. Harvey has served as an operations officer of the Company since April 1995 and as an executive officer since October 1995 and is presently Senior Vice President of Operations. He was a consultant to the Company from January 1995 to April 1995. Mr. Harvey served as Executive Vice President and Chief Operating Officer of JFK Medical Center in Atlantis, Florida from April 1990 to December 1994, where he developed and managed medical related services.

   Donald A. Sands has served as the Vice President--Medical Facility Development since January 1996. Mr. Sands has served since 1995 as Chairman of the Board and Chief Executive Officer of DASCO. He resigned as Chairman of the Board and Chief Executive Officer of DASCO and as Vice President--Medical Facility Development of the Company effective January 1, 1997. Previously, Mr. Sands served as President of DASCO from 1985. From 1984 to 1985, he was Director of Development for Loews Hotels and was Counsel for Westin Hotel Company from 1979 to 1984.


   Hugh L. Carey has served as a director of the Company since February 21, 1996. Currently, he is Chairman of the Board of Advisors of Cambridge Partners, L.L.C. He served as an Executive Vice President of W.R. Grace & Company from January 1989 to December 1995. He was Governor of the State of New York from January 1974 to January 1982. He is currently a director of Triarc Companies, Inc.


   Joseph N. Cassese has served as a director of the Company since January 29, 1996. Mr. Cassese was the Vice President of Mediplex from January 1976 to March 1986 and the President of Mediplex from March 1986 to March 1988 and again from August 1990 to December 1991. Mr. Cassese was also a Vice President of A.M.A. Advisory Corp., the advisor to Meditrust, from April 1988 to August 1990. Mr. Cassese has been retired since December 1991.


   John T. Chay has served as a director of the Company since April 15, 1996. Mr. Chay has served as an executive officer of Nutrichem, Inc. which he co-founded in November 1993 and has served since June 1991 as Chief Executive Officer of The HealthLink Group, Inc., a practice management consulting firm which he also founded.


   David M. Livingston, M.D. has served as a director of the Company since January 29, 1996. Dr. Livingston has been a Director of Dana-Farber Cancer Institute in Boston, Massachusetts since 1991 and has been employed as a physician at the Institute since 1973. He currently serves as Chairman of the Institute's Department of Medicine and Executive Committee for Research and as a Trustee of the Institute. He is also the Emil Frei Professor of Medicine at Harvard Medical School where he has taught since 1973.


   Bruce A. Rendina has served as a director of the Company since January 29, 1996. Mr. Rendina has served since 1994 as President of DASCO, which he co-founded with Mr. Sands. Previously, he served as its Executive Vice President from 1987 to 1994.


   Stephen E. Ronai has served as a director of the Company since January 29, 1996. Mr. Ronai has been a partner in the Connecticut law firm of Murtha, Cullina, Richter and Pinney since 1984 where he serves as Chairman of the firm's Health Care Department. He is a member of the American Academy of Healthcare Attorneys of the American Hospital Association and the National Health Lawyers Association. From 1989 to 1995 he served as a member of the Board of Directors of the National Health Lawyers Association. He also formerly served as Chairman of the Board of Trustees of the Connecticut Hospital Association.

   Eric Moskow, M.D., age 38, has served as a director of the Company and has been Executive Vice President of Strategic Planning of the Company since September 1996. He founded Physician's Choice Management, LLC ("Physician's Choice") in October 1995 and served as its Executive Vice President from October 1995 to October 1996. Prior to establishing Physician's Choice, he served as Medical Director for Mediplex of Ridgefield from November 1994 to August 1996 and as Associate Medical Director for US Healthcare in Connecticut from 1988 to 1990. Dr. Moskow is board-certified in internal medicine and has served as President of the Family Medical Associates of Ridgefield for the past nine years.

   The Board of Directors is divided into three classes, with staggered three-year terms. The terms of Mr. Cassese and Drs. Livingston and Moskow will expire at the Company's 1997 annual meeting; the terms of Messrs. Gosman, Carey and Chay at the Company's 1998 annual meeting; and the terms of Messrs. Redina and Ronai will expire at the Company's 1999 annual meeting. Successors to the directors whose terms expire at each annual meeting are eligible for election for three-year terms. A director holds office until the annual meeting for the year in which his term expires and until his successor is elected and qualified. These provisions may make it more difficult for holders of the Common Stock to remove the directors and officers of the Company than if all directors were elected on an annual basis.


   Officers are appointed by and serve at the discretion of the Board of Directors. The officers, other than Mr. Gosman, will devote substantially all of their business time to the business and affairs of the Company.

   Executive Committee. The members of the Executive Committee of the Company's Board of Directors are Messrs. Gosman, Rendina and Cassese. The Executive Committee exercises all the powers of the Board of Directors between meetings of the Board of Directors, except such powers as are reserved to the Board of Directors by law.


   Audit and Compliance Committee. The members of the Audit and Compliance Committee of the Company's Board of Directors are Messrs. Carey and Ronai and Dr. Livingston. The Audit and Compliance Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans for and results of the audit, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. The Audit and Compliance Committee also oversees the Company's Compliance Program and the implementation and adherence to the Company's Standards of Conduct, both of which are designed to ensure maintenance of high ethical standards and compliance with all legal (health-care related and other) requirements applicable to the Company.

   Compensation Committee. The members of the Compensation Committee of the Company's Board of Directors are Messrs. Cassese and Carey. The Compensation Committee establishes a general compensation policy for the Company and approves increases both in directors' fees and in salaries paid to officers and senior employees of the Company. The Compensation Committee administers all of the Company's employee benefit plans including the 1995 Equity Incentive Plan. The Compensation Committee determines, subject to the provisions of the Company's plans, the directors, officers, employees and consultants of the Company eligible to participate in any of the plans, the extent of such participation and terms and conditions under which benefits may be vested, received or exercised.



Compensation Committee Interlocks and Insider Participation

   In 1995, the Company did not have a Compensation Committee or any other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers were made by Mr. Gosman, the Chairman, Chief Executive Officer and President of Company.


Compensation of Directors

   Officers who are members of the Board of Directors do not receive compensation for serving on the Board. Each other member of the Board receives annual compensation of $15,000 for serving on the Board, plus a fee of $1,000 for each Board of Directors' meeting attended. In addition, such directors receive an additional fee of $500 for each committee meeting attended, except that only one fee will be paid in the event that more than one such meeting is held on a single day. All directors receive reimbursement of reasonable expenses incurred in attending Board and committee meetings and otherwise carrying out their duties. Each non-employee director who was a member of the Compensation Committee at the time of the closing of the initial public offering received options to purchase 10,000 shares of Common Stock upon the closing of the offering at the initial public offering price pursuant to the Equity Plan. Each director who is a member of the Compensation Committee on the first business day following each annual meeting of the shareholders will receive the option to purchase 2,500 shares of Common Stock. Any of such options granted to a member of the Compensation Committee under the Equity Plan will be exercisable one year following the date of grant.


Executive Compensation

   The following table sets forth certain information regarding compensation paid or accrued by the Company during the period June 24, 1994 (inception) to December 31, 1994 and the year ended December 31, 1995, to the Company's Chief Executive Officer and to each of the Company's four other most highly compensated executive officers (the "Named Executive Officers") during 1995.


                          SUMMARY COMPENSATION TABLE


                                                                 Annual        All Other
                                                              Compensation   Compensation
                                                                 Salary           (1)
             Name and Principal Position              Year        ($)             ($)
             ---------------------------              ----    ------------   ------------
Abraham D. Gosman                                     1995      225,000            --
 Chairman, President and Chief Executive Officer      1994      116,682            --
Frederick R. Leathers                                 1995      229,487           290
 Chief Financial Officer and Treasurer                1994      102,057            --
Robert A. Miller                                      1995      206,382           102
 Executive Vice President of Acquisitions             1994      101,916            --
Edward E. Goldman, M.D                                1995      400,000            --
 Executive Vice President of Physician Development    1994      133,333            --
William A. Sanger                                     1995      304,571           174
 Executive Vice President and Chief Operating
  Officer                                             1994       98,038            --


---------


   (1) Amounts indicated are for life insurance premiums paid by the Company.


Employment Agreements

   The Company has entered into an employment agreement with Dr. Goldman that provides for an initial three year term automatically renewable for an initial period of two years and for successive periods of one year thereafter, unless either party elects not to renew. The base salary for Dr. Goldman under the agreement is $400,000 per year. In addition, he is entitled to receive bonuses and benefits, including health insurance, dental insurance, short and long term disability, life insurance and a car allowance. The agreement may be terminated by the Company without cause upon 30 days notice (180 days notice after the first anniversary of the agreement) and with cause (as defined in the agreement) effective immediately upon notice. Dr. Goldman may terminate the agreement immediately if the Company fails to fulfill its obligations thereunder or without cause upon 30 days notice. In the event that Dr. Goldman is terminated without cause, he is entitled to receive his base salary for the lesser of (i) the remaining term of the then current employment period or (ii) 12 months following the effective date of his termination of employment. The agreement contains restrictive covenants prohibiting Dr. Goldman from competing with the Company, or soliciting employees of the Company to leave, during his employment and for a period of two years after termination of the agreement, other than after a termination by the Company without cause or by Dr. Goldman for good reason.

   The Company has entered into an employment agreement with Mr. Miller that provides for an initial two year term that is automatically renewable for successive one year periods, unless either party elects not to renew. The base salary for Mr. Miller under the agreement is $300,000 per year. In addition, he is entitled to receive such bonuses and benefits as the Company, in its sole discretion, may provide to its executive officers. The agreement may be terminated by the Company without cause upon 15 days notice and with cause (as defined in the agreement) immediately upon notice. Mr. Miller may terminate the agreement immediately upon written notice to the Company in the event of any material breach by the Company of its obligations thereunder. In the event Mr. Miller is terminated without cause, he is entitled to receive his base salary for 12 months following the effective date of his termination of employment. The agreement contains restrictive covenants prohibiting Mr. Miller from competing with the Company, or soliciting employees of the Company to leave, during his employment and for a period of twelve months after termination of the agreement (if Mr. Miller is terminated with cause or if he chooses not to renew).

   The Company has entered into an employment agreement with Mr. Sanger that provides for an initial three year term that is automatically renewable for successive one year periods until either party elects not to renew. The base salary for Mr. Sanger under the agreement is $300,000 per year. In addition, he is entitled to receive bonuses and benefits, including health insurance, dental insurance, short and long term disability, life insurance and a car allowance. The agreement may be terminated by the Company without cause and with cause (as defined in the agreement) effective immediately upon written notice. Mr. Sanger may terminate the agreement upon written notice to the Company, if the Company fails to pay any sums due or perform substantially all of its duties and obligations under the agreement. In the event that Mr. Sanger is terminated without cause, he is entitled to receive his base salary for 12 months following the effective date of his termination of employment. The agreement contains restrictive covenants prohibiting Mr. Sanger from competing with the Company, or soliciting employees of the Company to leave during his term of the agreement and for a period of twelve months thereafter (if Mr. Sanger is terminated with cause or if he chooses not to renew the agreement).


1995 Equity Incentive Plan


   The Company maintains the 1995 Equity Incentive Plan (the "Equity Plan"), which provides for the award ("Award") of up to three million shares of Common Stock in the form of incentive stock options ("ISOs"), non- qualified stock options ("Non-Qualified Stock Options"), bonus stock, restricted stock, performance stock units and stock appreciation rights. All employees, directors and consultants of the Company and any of its subsidiaries are eligible to participate in the Equity Plan, except directors who are members of the Compensation Committee (the "Committee"). In addition, certain directors are eligible for non-discretionary grants under the Equity Plan.


   The Equity Plan is administered by the Committee, which determines who shall receive Awards from those employees and directors who are eligible to participate in the Equity Plan, the type of Award to be made, the number of shares of Common Stock which may be acquired pursuant to the Award and the specific terms and conditions of each Award, including the purchase price, term, vesting schedule, restrictions on transfer and any other conditions and limitations applicable to the Awards or their exercise. The purchase price per share of Common Stock cannot be less than 100% of the fair market value of the Common Stock on the date of grant with respect to ISOs and not less than 50% of the fair market value of the Common Stock on the date of grant with respect to Non-Qualified Options. ISOs cannot be exercisable more than ten years following the date of grant and Non-Qualified Stock Options cannot be exercisable more than ten years and one day following the date of grant. The Committee may at any time accelerate the exercisability of all or any portion of any option.

   Each Award may be made alone, in addition to or in relation to any other Award. The terms of each Award need not be identical, and the Committee need not treat participants uniformly. Except as otherwise provided by the Equity Plan or a particular Award, any determination with respect to an Award may be made by the Committee at the time of award or at any time thereafter. The Committee determines whether Awards are settled in whole or in part in cash, Common Stock, other securities of the Company, Awards or other property. The Committee may permit a participant to defer all or any portion of a payment under the Equity Plan, including the crediting of interest on deferred amounts denominated in Common Stock. Such a deferral may have no effect for purposes of determining the timing of taxation of payments. In the event of certain corporate events, including a merger, consolidation, dissolution, liquidation or the sale of substantially all of the Company's assets, all Awards become fully exercisable and realizable.

   The Committee may amend, modify or terminate any outstanding Award, including substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an ISO to a Non-Qualified Stock Option, if the participant consents to such action, or if the Committee determines that the action would not materially and adversely affect the participant. Awards may not be made under the Equity Plan after November 14, 2005, but outstanding Awards may extend beyond such date.

   The number of shares of Common Stock issuable pursuant to the Equity Plan may not be changed except by approval of the stockholders. However, in the event that the Committee determines that any stock dividend, extraordinary cash dividend, creation of a class of equity securities, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock at a price substantially below fair market value, or other similar transaction affects the Common Stock such that an adjustment is required to preserve the benefits intended to be made available under the Equity Plan, the Committee may adjust equitably the number and kind of shares of stock or securities in respect of which Awards may be made under the Equity Plan, the number and kind of shares subject to outstanding Awards, and the award, exercise or conversion price with respect to any of the foregoing, and if considered appropriate, the Committee may make provision for a cash payment with respect to an outstanding Award. In addition, upon the adoption of a plan or agreement concerning a change in control, sale of substantially all the assets, or liquidation or dissolution of the Company, all Awards which are not then fully exercisable or realizable become so. Common Stock subject to Awards which expire or are terminated prior to exercise or Common Stock which has been forfeited under the Equity Plan will be available for future Awards under the Equity Plan. Both treasury shares and authorized but unissued shares may be used to satisfy Awards under the Equity Plan.

   The Equity Plan may be amended from time to time by the Board of Directors or terminated in its entirety; however, no amendment may be made without stockholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement, including any requirement for stockholder approval under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision.

   The Company did not award any options during 1994, however, in connection with the Formation, upon the closing of the initial public offering, the Company granted options under the Equity Plan in exchange for outstanding options to purchase stock of certain Related Companies which outstanding options, at the time that they were issued by the Related Companies, had an exercise prices at least equal to the fair market value of common stock of the Related Companies.


                             CERTAIN TRANSACTIONS


   During 1994 and 1995, the Related Companies and Mr. Gosman completed the acquisition of various companies and businesses which were transferred to the Company in connection with the Formation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition Summary" for a description of the Acquisitions.


   As of October 31, 1996, the Company had no outstanding borrowings from Mr. Gosman. At December 31, 1995 the Company had a $19.5 million loan from NationsBank, which was guaranteed by Mr. Gosman. Mr. Gosman did not receive any consideration for this or any other guarantee he has provided on behalf of the Company. The $19.5 million loan was repaid from the net proceeds of the initial public offering. After repayments to Mr. Gosman made from the net proceeds of the initial public offering totalling $28.7 million, the Company owed Mr. Gosman approximately $10.8 million, which was repaid from the net proceeds of the Debt Offering. All amounts loaned to the Company by Mr. Gosman accrue interest at a floating rate equal to NationsBank's prime rate. The Company agreed to repay in full the amount owed to Mr. Gosman from the proceeds of any public offering by the Company of its debt or equity securities; and to repay Mr. Gosman from the proceeds of any institutional debt financing by the Company for working capital purposes, except that the amount to be repaid from such institutional debt financing proceeds would not exceed 25% of the maximum amount available to be borrowed under the terms of the financing. Pursuant to such agreement, the $11.7 million the Company owed Mr. Gosman (including additional amounts borrowed since the closing of the initial public offering) was repaid from the net proceeds of the Debt Offering.


   In connection with the acquisition of OTI in March 1995, Mr. Gosman guaranteed until the later of the satisfaction of certain financial covenants or July 31, 1998 the repayment by a subsidiary of the Company of a portion of the $17.5 million in acquisition financing from FINOVA Capital Corporation ("FINOVA"). Mr. Gosman's liability under the guarantee was limited to no more than $6.1 million. The Company used the net proceeds of the initial public offering to repay in full its obligations to FINOVA.

   During 1995, in addition to the guarantee discussed above, Mr. Gosman guaranteed the payment by the Company of indebtedness in the amount of $4.6 million incurred in connection with the acquisition of DASCO, all of which was repaid during 1996. In addition, Mr. Gosman executed a reimbursement agreement and provided collateral for a letter of credit to secure other indebtedness of the Company in the amount of $5.4 million incurred in connection with the acquisition of Oncology & Radiation Associates, P.A. Upon the closing of the initial public offering, the Company obtained the release of Mr. Gosman from these guarantees and from his other obligations with respect to acquisition indebtedness through the assumption by the Company of Mr. Gosman's obligation to pay such Acquisition indebtedness and of the obligation to provide cash collateral for the letter of credit.


   The Company occupies office space for its principal offices in West Palm Beach, Florida under the terms of a lease which the Company assumed from a company the stockholders and executive officers of which include Messrs. Gosman, Leathers, Miller and Sanger and Dr. Goldman. The Company estimates that the total amount of lease payments to be made under the assumed lease through the end of the current lease term will equal approximately $1.3 million.


   In connection with the Formation, the following executive officers and directors of the Company received the indicated number of shares of Common Stock in exchange for their shares of common stock of the Related Companies:
Mr. Gosman (including shares held for the benefit of his two adult sons), 8,282,305; Mr. Rendina, 916,667; Mr. Chay, 133,333; Mr. Sands, 916,667; Mr.
Leathers, 459,505; Mr. Miller, 459,505; Mr. Sanger, 336,224; and Dr. Goldman, 168,112.

   Various persons who upon the closing of the initial public offering and the Formation became employees and/or officers of the Company were employees and/or officers of companies the stockholders and executive officers of which included Mr. Gosman and Mr. Leathers. The services of such employees and/or officers were provided to the Company at cost prior to the Formation under the terms of a management agreement.

   From time to time, the Company may charter an airplane and flight services at competitive rates from two companies owned by Mr. Gosman.


   DASCO provides development and other services in connection with the establishment of health parks, medical malls and medical office buildings. DASCO provides these services to or for the benefit of the owners of the new facilities, which owners are either corporations or limited partnerships. Mr. Sands and Mr. Rendina have acquired equity interest in the entities which own 23 of the 26 facilities developed by DASCO. The collective interests of Messrs. Sands and Rendina range from 17% to 100%. In addition, as of December 31, 1995, Mr. Gosman individually and as trustee for his two adult sons and Messrs. Leathers, Miller and Sanger and Dr. Goldman have acquired limited partnership interests ranging from 14% to 36% in the entities which own seven facilities being developed by the Company through DASCO. The Company (through DASCO) also is providing construction management, development, marketing and consulting services to entities principally owned by Mr. Gosman in connection with the development by such entity of medical facilities. During the nine months ended October 31, 1996, the Company recorded revenues in the amount of $2,374,000 related to such services. DASCO has and continues to provide all of its medical facility development services to affiliated parties on terms no less favorable to the Company than those provided to unaffiliated parties.

   Meditrust, a publicly traded real estate investment trust with assets in excess of $1.7 billion dollars of which Mr. Gosman is the Chairman of the Board and Chief Executive Officer, has provided financing in the aggregate amount of $154.0 million for the development of 15 facilities developed by DASCO.

   Mr. Ronai is a partner in the Connecticut law firm of Murtha, Cullina, Richter and Pinney which has been retained to perform certain legal services for the Company.

   During December 1995, the Company obtained a 43.75% interest in Physicians Choice Management, LLC, a newly formed management services organization that provides management services to an independent physician association composed of over 300 physicians based in Connecticut ("Physician's Choice"). The Company acquired this interest in exchange for a payment of $1.5 million to the stockholders of Physician's Choice, including Dr. Moskow. During September 1996, the Company acquired the remaining 56.25% interest from such stockholders for a payment of $1 million in cash plus 363,442 shares of the Company's Common Stock.

                            PRINCIPAL STOCKHOLDERS


   The following table sets forth, as of October 31, 1996, certain information regarding the beneficial ownership of shares of Common Stock by each person known by the Company to be the beneficial owner of more than 5% of outstanding Common Stock, by each director and each of the Named Executive Officers of the Company and by all directors and executive officers as a group. Except as indicated in the footnotes, all of such shares of Common Stock set forth in the following table are owned directly, and the indicated person has sole voting and investment power with respect to all Common Stock shown as beneficially owned by such person:


                                                                     Amount of Beneficial
                                                                          Ownership
                                                                  ---------------------------
                                                                     Shares
                                                                  Beneficially   Percentage
Name                                                                 Owned          Owned
----                                                              ------------   ----------
Abraham D. Gosman (1)                                               8,372,626       37.7%
Putnam Investments, Inc. (2)                                        2,322,300       10.4
Frederick R. Leathers                                                 460,505       2.4
William A. Sanger                                                     336,224        1.5
Robert A. Miller (3)                                                  459,655        2.1
Edward E. Goldman, M.D                                                168,112         *
Joseph N. Cassese                                                      30,000         *
David M. Livingston, M.D                                                   --         *
Bruce A. Rendina                                                      916,667        4.1
Stephen E. Ronai                                                       14,000         *
Hugh L. Carey                                                              --         *
John T. Chay                                                          142,833         *
Eric Moskow                                                           235,252        1.1
All directors and executive officers as a group (15 persons)       12,110,272       53.9

-------------

* Less than one percent.

(1) Includes 4,000,000 shares held by Mr. Gosman as trustee for the benefit of his two adult sons. Mr. Gosman's business address is PhyMatrix Corp., 777 South Flagler Drive, West Palm Beach, FL 33401.

(2) Putnam Investments, Inc. ("PIT") and its wholly-owned subsidiary Putnam Investment Management, Inc. ("PIM") have shared dispositive power with respect to such shares, including 1,096,700 shares with respect to which Putnam New Opportunities Fund (the "Fund") has shared voting and dispositive power. The address of PIT, PIM and the Fund is One Post Office Square, Boston, Massachusetts 02109. The foregoing is based upon the Schedule 13G dated July 10, 1996 filed by PIT, PIM and the Fund.

(3) Includes 150 shares owned by Mr. Miller's minor sons with respect to which Mr. Miller disclaims beneficial ownership.

                         DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 41,000,000 shares of capital stock, which includes 40,000,000 shares of Common Stock and 1,000,000 shares of preferred stock ("Preferred Stock").

Common Stock

   Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders, and such holders do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy." All outstanding shares of Common Stock are, and the shares to be sold in the offering when issued and paid for will be, fully paid and nonassessable and the holders thereof will have no preferences or conversion, exchange or pre-emptive rights. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock, if any.

Preferred Stock

   The Preferred Stock, if issued, would have priority over the Common Stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The Preferred Stock may be issued in one or more series without further stockholder authorization, and the Board of Directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the Preferred Stock, to establish series of Preferred Stock and to fix and determine the variations as among series. The Preferred Stock, if issued, may be subject to repurchase or redemption by the Company. The Board of Directors, without approval of the holders of the Common Stock, can issue Preferred Stock with voting and conversion rights (including multiple voting rights) which could adversely affect the rights of holders of Common Stock. In addition to having a preference with respect to dividends or liquidation proceeds, the Preferred Stock, if issued, may be entitled to the allocation of capital gains from the sale of the Company's assets. Although the Company has no present plans to issue any shares of Preferred Stock following the closing of the offering, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

Classified Board of Directors


   The Charter and By-laws of the Company provide for the Board of Directors to be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' terms will expire either at the 1997, 1998 or 1999 annual meeting of the stockholders. Starting with the 1996 annual meeting of the stockholders, one class of directors will be elected each year for a three-year term. See "Management."


   The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this, in turn, will permit the Board of Directors to more effectively represent the interests of its stockholders.

   With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, generally will be required to effect a change in the majority of the Board of Directors. As a result, a provision relating to a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the Common Stock because such a provision could operate to prevent a rapid change in control of the Board of Directors. The classification provision also could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. Under the Certificate of Incorporation, a director of the Company may be removed only for cause by a vote of the holders of at least 75% of the outstanding shares of the capital stock of the Company entitled to vote in the election of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

   The By-laws establish an advance notice procedure with regard to the nomination by the stockholders of the Company of candidates for election as directors (the "Nomination Procedure") and with regard to other matters to be brought by stockholders before a meeting of stockholders of the Company (the "Business Procedure").

   The Nomination Procedure requires that a stockholder give written notice to the Secretary of the Company, delivered to or mailed and received at the principal executive officers of the corporation not less than 60 days nor more than 90 days prior to the meeting, in proper form, of a planned nomination for the Board of Directors. Detailed requirements as to the form and timing of that notice are specified in the By-laws. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

   Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give written notice to the Secretary of the Company, delivered to or mailed and received at the principal executive officers of the corporation not less than 60 days nor more than 90 days prior to the meeting, in proper form. Detailed requirements as to the form and timing of that notice are specified in the By-laws. If the Chairman of the Board of Directors determines that such business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

   Although the By-laws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the By-laws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

Fair Price Provision for Certain Business Combinations

   The Company's Certificate of Incorporation contains a provision which requires that certain proposed business combinations (the "Business Combinations") between the Company or any of its subsidiaries, individually, and an "Interested Stockholder" (as defined below) either must be (i) approved by the Board of Directors of the Company, provided a majority of "Continuing Directors" (as defined below) voted in favor of such transaction, or (ii) for a certain minimum sum, determined by a fixed formula as set forth in the Company's charter.

   An "Interested Stockholder" is defined in the Certificate of Incorporation as (i) any beneficial owner, either directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the Company immediately prior to a proposed Business Combination, who was not a beneficial owner one week before the closing of the Company's initial public offering, (ii) an Affiliate (as defined in the Exchange Act) of the Company who was not an Affiliate one week before the closing of the Company's initial public offering, or (iii) an assignee of or a successor in interest to the beneficial ownership of any shares of capital stock which were within two years prior thereto beneficially owned by a person under clause (i) hereof, so long as such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering, within the meaning of the Securities Act, as amended. As a result of the foregoing, Mr. Gosman and certain other stockholders of the Company prior to the closing of the Company's initial public offering would not be deemed to be an Interested Stockholders and would, therefore, not be subject to this provision.

   A "Continuing Director" is either (i) a director who is not an Affiliate or Associate (as defined in the Exchange Act) of an Interested Stockholder and who was a director of the Company prior to that time when the Interested Stockholder became an Interested Stockholder, or (ii) a director who is so designated by a majority of the Continuing Directors then serving on the Company's Board of Directors.

   The Company believes that this provision will ensure that in the event of a proposal of a certain business combination with an interested party, the stockholders of the Company will not be coerced into selling their shares or will receive a fair price in consideration therefor. This provision could make certain business combinations with particular parties more difficult and could discourage an Interested Stockholder from contemplating or attempting a Business Combination with the Company.

Other Provisions

   Special Meetings of the Stockholders of the Company. The Company' By-laws provide that a special meeting of the stockholders of the Company may be called only by the Chairman of the Board of Directors or by order of the Board of Directors. This provision prevents stockholders from calling a special meeting of stockholders and potentially limits the stockholders' ability to offer proposals to meetings of stockholders, if no special meetings are otherwise called by the Chairman or the Board or Board of Directors.

   Amendment of the By-laws. The Company's Certificate of Incorporation provides that the By-laws only may be amended only by a vote of the directors or by a rate of at least 75% of the outstanding shares of the Company's stock entitled to vote in the election of directors.

   No Action by Written Consent. The Company's Certificate of Incorporation does not permit the Company's stockholders to act by written consent. As a result, any action to be taken by the Company's stockholders must be taken at a duly called meeting of the stockholders.

Delaware Takeover Statute

   The Company is subject to Section 203 of the DGCL which, with certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.


Registration Rights



   The holders of 13,995,144 shares of Common Stock that are restricted securities pursuant to Rule 144 under the Securities Act ("Rule 144") have been granted certain rights by the Company with respect to the registration of such shares under the Securities Act. In particular, if the Company proposes to register any of its securities under the Securities Act for the account of certain other security holders, the holders of all such shares of Common Stock may be entitled to notice of such registration and may be entitled to include shares of such Common Stock therein. All stockholders with registration rights also may require the Company to file a registration statement on Form S-3 under the Securities Act at the Company's expense with respect to their shares of Common Stock when the Company is eligible to use such form. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in any such registration.



                             PLAN OF DISTRIBUTION

   This Prospectus related to 5,000,000 shares of Common Stock of the Company that may be offered and issued by the Company from time to time in connection with acquisitions of other businesses or properties by the Company.

   The Company intends to concentrate its acquisitions in areas related to the current business of the Company. If the opportunity arises, however, the Company may attempt to make acquisitions that are either complementary to its present operations or which it considers advantageous even though they may be dissimilar to its present activities. The consideration for any such acquisition may consist of shares of Common Stock, cash, notes or other evidences of debt, assumptions of liabilities or a combination thereof, as determined from time to time by negotiations between the Company and the owners or controlling persons of businesses or properties to be acquired.

   The shares covered by this Prospectus may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, in exchange for assets used in or related to the business of such companies or entities, or otherwise pursuant to the agreements providing for such acquisitions. The terms of such acquisitions and of the issuance of shares of Common Stock under acquisition agreements will generally be determined by direct negotiations with the owners or controlling persons of the businesses or properties to be acquired or, in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. It is anticipated that the shares of Common Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Common Stock either at the time of agreement on the terms of an acquisition or at or about the time of delivery of the shares.

   It is not expected that underwriting discounts or commissions will be paid by the Company in connection with issuances of shares of Common Stock under this Prospectus. However, finders' fees or brokers' commissions may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of shares of Common Stock covered by this Prospectus. Any person receiving such a fee may be deemed to be an underwriter within the meaning of the Securities Act.

                           VALIDITY OF COMMON STOCK

   Certain legal matters in connection with the shares of Common Stock being offered hereby will be passed upon by Nutter, McClennen & Fish, LLP, Boston, Massachusetts, counsel to the Company.

                                   EXPERTS


   The combined financial statements of PhyMatrix Corp. for the year ended December 31, 1995 and for the period from June 24, 1994 (inception) through December 31, 1994, included in this Prospectus and appearing elsewhere in this Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



                            ADDITIONAL INFORMATION

   The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act covering the shares of Common Stock. This Prospectus does not contain all the information set forth in the Registration Statement, and the exhibits and schedules thereto. For further information, with respect to the Company and the Common Stock, reference is made to the Registration Statement, and the exhibits and schedules thereto, which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that submit electronic filings to the Commission. Statements made in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

   The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files periodic reports and other information with the Commission. For further information with respect to the Company, reference is hereby made to such reports and other information which can be inspected and copied at the public reference facilities maintained by the Commission referenced above.

   The Company's Common Stock is listed for trading on Nasdaq under the trading symbol "PHMX." Reports, proxy statements and other information about the Company also may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                PHYMATRIX CORP.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                           Page
                                                                                                         ---------

PHYMATRIX CORP
Balance Sheets--October 31, 1996 (unaudited) January 31, 1996 (unaudited) and December 31, 1995             F-2
Statements of Operations--three and nine months ended October 31, 1996 (unaudited), one month ended
  January 31, 1996 (unaudited), three months ended September 30, 1995 (unaudited), and nine months ended
  September 30, 1995                                                                                        F-3
Statements of Cash Flows--nine months ended October 31, 1996 (unaudited), one month ended January 31,
  1996 (unaudited), and nine months ended September 30, 1995                                                F-4
Notes to Financial Statements (unaudited)                                                                   F-5
PHYMATRIX CORP.
Report of Coopers & Lybrand L.L.P. Independent Accountants                                                 F-11
Combined Balance Sheets as of December 31, 1995 and 1994                                                   F-12
Combined Statements of Operations for the year ended December 31, 1995
  and the period June 24, 1994 (inception) to December 31, 1994                                            F-13
Combined Statements of Changes in Shareholders' Equity for the year ended
  December 31, 1995 and the period June 24, 1994 (inception) to December 31, 1994                          F-14
Combined Statements of Cash Flows for the year ended December 31, 1995
  and the period June 24, 1994 (inception) to December 31, 1994                                            F-15
Notes to Combined Financial Statements                                                                     F-16

                                 PHYMATRIX CORP.

                                 BALANCE SHEETS

                                                              Consolidated     Consolidated       Combined
                                                               October 31,      January 31,      December 31,
                                                                  1996             1996             1995
                                                              ------------     ------------      ------------
                                                               (unaudited)     (unaudited)
ASSETS
Current assets
        Cash and cash equivalents                             $ 91,836,567     $ 46,113,619       $3,596,913
        Receivables:
                Accounts receivable, net                        32,589,968       21,562,477       20,710,846
                Other receivables                                  873,831          678,411          569,923
                Notes receivable                                10,000,000               --          516,000
         Prepaid expenses and other current assets               5,140,178        1,202,399        1,276,535
                                                               -----------       ----------       ----------
                        Total current assets                   140,440,544       69,556,906       26,670,217

Property, plant and equipment, net                              44,314,050       38,719,086       39,359,328
Notes receivable                                                 1,931,000          100,000          170,400
Goodwill, net                                                   59,227,195       44,979,865       31,931,453
Management service agreements, net                              29,990,869       15,816,042       16,376,636
Investment in affiliates                                         3,335,180        3,256,783       12,925,129
Other assets (including restricted cash)                        10,514,874        7,578,791        4,753,710
                                                               -----------       ----------       ----------
                        Total assets                          $289,753,712     $180,007,473     $132,186,873
                                                               ===========       ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
        Current portion of debt and capital leases              $2,886,155       $2,552,306      $26,662,510
        Current portion of related party debt                           --        4,740,588        4,740,588
        Due to shareholder - current                                    --        5,376,000               --
        Accounts payable                                         5,115,322        5,333,791        5,353,210
        Accrued compensation                                     1,211,322        1,151,268        1,124,316
        Accrued liabilities                                     13,717,993        6,194,108        9,367,532
        Accrued interest - shareholder                                  --               --        1,708,174
                                                               -----------       ----------       ----------
                        Total current liabilities               22,930,792       25,348,061       48,956,330

Due to shareholder,  less current portion                               --       10,147,287       36,690,180
Long-term debt and capital leases, less current portion         13,998,562       13,653,437       28,847,923
Convertible subordinated debentures                            100,000,000               --               --
Other long term liabilities                                      7,657,441        2,314,544        2,511,122
Minority interest                                                  647,667        1,335,167        2,502,970
                                                               -----------       ----------       ----------
                        Total liabilities                      145,234,462       52,798,496      119,508,525

Commitments and contingencies
Shareholders' equity:
        Common Stock, par value $.01; 40,000,000
         Shares authorized; 22,238,144 Shares
         issued and outstanding at October 31, 1996                222,381          215,300               --
        Additional paid in capital                             148,736,432      140,491,557       25,000,000
        Retained earnings (deficit)                             (4,439,563)     (13,497,880)     (12,321,652)
                                                               -----------       ----------       ----------
                        Total shareholders' equity             144,519,250      127,208,977       12,678,348
                                                               -----------       ----------       ----------

Total liabilities and shareholders' equity                    $289,753,712     $180,007,473     $132,186,873
                                                               ===========       ==========       ==========


    The accompanying notes are an integral part of the financial statements.

                                 PHYMATRIX CORP.

                            STATEMENTS OF OPERATIONS

                                                  Consolidated   Consolidated    Consolidated    Consolidated      Combined
                                                     Three          Three             One            Nine            Nine
                                                     Months         Months           Month          Months          Months
                                                     Ended          Ended            Ended          Ended           Ended
                                                  October 31,    September 30,   January 31,     October 31,    September 30,
                                                      1996           1995            1996            1996            1995
                                                  -----------    -----------     -----------     -----------    -------------
                                                  (unaudited)    (unaudited)     (unaudited)     (unaudited)
Net revenues from services                       $26,781,310     $13,078,968      $4,636,127     $67,888,832    $33,063,274
Net revenue from management service agreements    24,957,207       7,054,302       6,079,109      61,480,762      7,054,302
                                                  ----------       ---------       ---------      ----------      ---------
                Total revenue                     51,738,517      20,133,270      10,715,236     129,369,594     40,117,576
                                                  ----------       ---------       ---------      ----------      ---------

Operating costs and administrative expenses:
        Cost of affiliated physician
          management services                     12,251,717       2,279,615       2,796,623      29,663,964      2,279,615
        Salaries, wages and benefits              14,467,408       9,222,359       3,636,973      38,300,280     21,424,554
        Professional fees                            849,410         756,881         287,095       2,853,855      1,865,458
        Supplies                                   7,345,718       3,712,482       1,916,013      18,926,161      6,484,118
        Utilities                                    722,559         364,214         175,653       1,901,079        807,314
        Depreciation and amortization              1,950,077         954,222         535,300       5,215,765      2,347,689
        Rent                                       2,202,321       1,302,984         565,106       5,643,144      2,700,700
        Earn out payment                                  --         159,889              --              --      1,271,000
        Provision for bad debts                      457,044         282,849         256,989       1,777,821        538,260
        Other                                      6,267,233       1,624,155         799,460      11,169,091      3,893,362
                                                  ----------       ---------       ---------      ----------      ---------
                Total operating costs and
                  administrative expenses         46,513,487      20,659,650      10,969,212     115,451,160     43,612,070
                                                  ----------       ---------       ---------      ----------      ---------

Interest expense, net                                283,102         968,322         551,607         723,514      1,731,138
Interest expense shareholder                              --         688,345         259,888         369,366      1,035,187
Minority interest                                         --         272,320          81,135          58,234        564,384
Income from investment in affiliates                (226,838)       (122,560)         29,622        (495,836)      (341,764)
                                                  ----------       ---------       ---------      ----------      ---------
                                                      56,264       1,806,427         922,252         655,278      2,988,945
                                                  ----------       ---------       ---------      ----------      ---------
Income (loss) before provision for income taxes    5,168,766      (2,332,807)     (1,176,228)     13,263,156     (6,483,439)
Income tax expense                                 1,885,769              --              --       4,917,650             --
                                                  ----------       ---------       ---------      ----------      ---------

Net income (loss)                                 $3,282,997     ($2,332,807)    ($1,176,228)     $8,345,506    ($6,483,439)
                                                  ----------       ---------       ---------      ----------      ---------
Net income (loss) per weighted average share           $0.15                          ($0.08)          $0.38
                                                  ----------                       ---------      ----------
Weighted average number of shares outstanding     22,507,347                      14,204,305      21,968,654
                                                  ----------                       ---------      ----------

    The accompanying notes are an integral part of the financial statements.

                                 PHYMATRIX CORP.

                            STATEMENTS OF CASH FLOWS

                                                                            Consolidated   Consolidated      Combined
                                                                            Nine Months     One Month      Nine Months
                                                                               Ended          Ended           Ended
                                                                            October 31,     January 31,   September 31,
                                                                                1996           1996            1995
                                                                            -----------     -----------   -------------
                                                                            (unaudited)     (unaudited)
Cash flows from operating activities:
        Net income (loss)                                                   $8,345,506    ($1,176,228)     ($6,483,439)
        Noncash items included in net income (loss):
                Depreciation and amortization                                5,215,765        535,300        2,347,689
                Other                                                         (272,635)       430,334           80,088
        Changes in receivables                                              (8,493,399)      (739,635)      (2,127,701)
        Changes in accounts payable and accrued liabilities                  1,513,278       (796,011)       6,866,539
        Changes in other assets                                             (3,965,999)       (19,072)      (1,293,922)
                                                                           -----------    -----------      -----------
                    Net cash provided (used) by operating activities         2,342,516     (1,765,312)        (610,746)
                                                                           -----------    -----------      -----------

Cash flows from investing activities:
        Capital expenditures                                                (4,613,077)      (184,460)        (803,899)
        Sale of assets                                                       1,500,000         24,794               --
        Notes receivable                                                   (11,831,000)       686,400       (1,029,600)
        Purchase of investments in affiliates                                       --             --       (9,790,588)
        Other investments                                                   (1,457,594)            --               --
        Acquisitions, net of cash acquired                                 (14,906,916)        54,252      (38,915,647)
                                                                           -----------    -----------      -----------
                    Net cash provided (used) by investing activities       (31,308,587)       580,986      (50,539,734)
                                                                           -----------    -----------      -----------

Cash flows from financing activities:
        Capital contributions                                                       --             --       12,036,287
        Advances from (repayment to) shareholder                           (15,523,287)   (23,123,170)      33,910,040
        Proceeds from issuance of common stock                                 243,010    114,563,221               --
        Proceeds from issuance of convertible subordinated debentures       96,661,882             --               --
        Proceeds from issuance of debt                                              --             --       19,500,000
        Release of cash collateral                                           1,996,786      1,000,000               --
        Cash collateralizing notes payable                                          --     (5,403,337)              --
        Offering costs and other                                            (2,458,181)            --         (288,939)
        Repayment of debt                                                   (6,231,191)   (43,335,682)      (2,768,209)
                                                                           -----------    -----------      -----------
                    Net cash provided by financing activities               74,689,019     43,701,032       62,389,179
                                                                           -----------    -----------      -----------

Increase in cash and cash equivalents                                       45,722,948     42,516,706       11,238,699
Cash and cash equivalents, beginning of period                              46,113,619      3,596,913          677,245
                                                                           -----------    -----------      -----------
Cash and cash equivalents, end of period                                   $91,836,567    $46,113,619      $11,915,944
                                                                           ===========    ===========      ===========

Supplemental disclosure of cash flow information
        Cash paid during period for:
                Interest                                                    $1,990,738     $2,876,636       $1,371,570
                                                                           ===========    ===========      ===========
                Taxes                                                       $2,270,557            $--              $--
                                                                           ===========    ===========      ===========

    The accompanying notes are an integral part of the financial statements.

                                 PHYMATRIX CORP.


                          NOTES TO FINANCIAL STATEMENTS
         Three Months and Nine Months Ended October 31, 1996 (Unaudited)
                  One Month Ended January 31, 1996 (Unaudited)
      and Three Months (Unaudited) and Nine Months Ended September 30, 1995

1.   ORGANIZATION AND BASIS OF PRESENTATION

   The accompanying unaudited interim financial statements include the accounts of PhyMatrix Corp. ("the Company") and the combination of business entities which had been operated under common control prior to the completion of the initial public offering ("IPO"). These interim financial statements have been prepared in accordance with generally accepted accounting principles and the requirements of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is management's opinion that the accompanying interim financial statements reflect all adjustments (which are normal and recurring) necessary for a fair presentation of the results for the interim periods. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Special Report on Form 10-K for the year ended December 31, 1995. Operating results for the three months and nine months ended October 31, 1996 are not necessarily indicative of results that may be expected for the year. In January 1996, the Company changed its fiscal year end from December 31 to January 31 and financial statements as of and for the one month period ended January 31, 1996 are included herein.

   The Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with the IPO which became effective January 23, 1996. In connection with the IPO, the Company issued 8,222,500 shares of Common Stock. Net proceeds to the Company were $111,187,154, which was net of underwriting discounts, commissions and other expenses. The Company used approximately $71,500,000 from the net proceeds of the IPO to repay certain indebtedness and obligations that arose from certain acquisitions. The remaining net proceeds have and will continue to be used for general corporate purposes, including future acquisitions and working capital.

   During June 1996, the Company raised $100 million through the sale of its 6 3/4% Convertible Subordinated Debentures ( the "Debentures") to certain institutional investors and non-U.S. investors. The Debentures will be convertible into shares of the Company's Common Stock and are due in 2003. Net proceeds to the Company from the Debentures, after deduction of the initial purchasers' discounts, commissions and other expenses, were $96,661,882. The Company used approximately $10,752,000 from the net proceeds of the Debenture offering to repay advances from the principal shareholder. During July 1996, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to register the resale of the Debentures by the holders thereof.

   During July 1996, the Company also filed a Registration Statement on Form S-4 with the Securities and Exchange Commission with respect to the registration of an aggregate of up to 5,000,000 shares of Common Stock which may be issued by the Company from time to time in connection with various acquisitions that it may make.

2.   ACQUISITIONS

   During April 1996, the Company purchased a 50% interest in Central Georgia Medical Management, LLC, a newly formed management services organization ("MSO") that provides management services to an independent physician association ("IPA") composed of 45 physicians based in Georgia. The Company acquired this interest in exchange for a payment of $550,000 to existing shareholders and a capital contribution of $700,000 to the Company. The Company's balance sheet at October 31, 1996 includes the 50% interest not owned by the Company as minority interest. The owners of the other 50% interest in the MSO have a put option to the Company to purchase their interests. This put option vests over a four-year period. The price to the Company to purchase these interests equals 40% of the MSO's net operating income as of the most recent fiscal year multiplied by the price earnings ratio of the Company. The minimum price earnings ratio used in such calculation will be 4 and the maximum 10.

   During April 1996, the Company purchased the assets of and entered into an employment agreement with one physician in Florida. The total purchase price, which was paid in cash, for these assets was $1,683,190. The purchase

                                 PHYMATRIX CORP.

2.   ACQUISITIONS (Continued)

price was allocated to these assets at their fair market value including goodwill of $1,633,471. The resulting intangible is being amortized over 20 years.

   During May 1996, the Company purchased the stock of Atlanta Gastroenterology Associates, P.C. pursuant to a tax free merger and entered into a 40-year management agreement with the medical practice in exchange for 324,252 shares of Common Stock of the Company having a value of approximately $6,100,000. The transaction has been accounted for using the pooling-of-interests method of accounting. Pursuant to the management agreement, the Company receives a base management fee, an incentive management fee and a percentage of all net ancillary service income.

   During May 1996, the Company amended its existing management agreement with Oncology Care Associates and extended the term of the agreement to 20 years. Simultaneously, the Company expanded the Oncology Care Associates practice by adding three oncologists the practices of whom the Company acquired for $500,000. $200,000 of such purchase price was paid in cash and $300,000 was paid in the form of a convertible note due in May 1997. The Company has the option to make such $300,000 payment at its discretion in either cash or Common Stock of the Company with such number of shares to be based upon the average price of the stock during the five business days preceding the due date. The purchase price has been allocated to the assets at their fair market value, including management service agreements of approximately $500,000. The Company receives an annual base management fee based upon a percentage of the net revenues of the practice. The resulting intangible is being amortized over 20 years.

   During May and June 1996, the Company entered into agreements to purchase the assets of and enter into 20-year management agreements with three physician practices consisting of four physicians. All of these acquisitions have since been consummated, except that one of the acquisitions closed in escrow pending the satisfaction of certain conditions. These practices are located in South Florida, Bethesda, Maryland and Washington, D.C. The total purchase price for the assets of these practices was $1,677,165. Of this amount $726,211 was paid in cash and $950,954 of such purchase price is payable in Common Stock of the Company to be issued during May and June 1997. The number of shares of Common Stock of the Company to be issued is based upon the average price of the stock during the five business days prior to the issuance. The value of the Common Stock to be issued has been recorded in other long term liabilities at October 31, 1996. The purchase price has been allocated to the assets at their fair market value, including management service agreements of $812,520. The Company receives an annual base management fee and an incentive management fee under each agreement. The resulting intangible is being amortized over 20 years.

   During July 1996, the Company purchased the assets of and entered into a 20-year management agreement with four physicians in Florida. The purchase price for these assets was approximately $937,909, which was paid in cash. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $318,137. The Company receives a management fee under the management agreements based upon a percentage of the net revenues of the practice. The resulting intangible is being amortized over 20 years.

   During July 1996, the Company purchased the assets of and entered into a 20-year management agreement with three urologists in Atlanta, Georgia. The purchase price for these assets was $737,354. Of such purchase price $457,354 was paid in cash and $280,000 is payable during July 1997 in Common Stock of the Company with such number of shares to be based upon the average price of the stock during the five business days prior to the issuance. The value of the Common Stock to be issued has been recorded in other long term liabilities at October 31, 1996. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $382,165. The Company receives an annual base management fee and an incentive management fee. The resulting intangible is being amortized over 20 years.

                                 PHYMATRIX CORP.

2.   ACQUISITIONS (Continued)


   During July 1996, the Company purchased the assets of and entered into employment agreements with two physicians in Florida. The total purchase price for these assets was $1,506,400. Of this amount, $448,000 was paid in cash and $1,058,400 is payable during July 1997 in Common Stock of the Company with such number of shares to be based upon the value of the stock during the five business days prior to the issuance. The value of the Common Stock to be issued has been recorded in other long term liabilities at October 31, 1996. The purchase price has been allocated to these assets at their fair market value including goodwill of $1,204,755. The resulting intangible is being amortized over 20 years.

   During August 1996, the Company purchased the assets of and entered into a 40-year management agreement with eight physicians in Florida. The purchase price for these assets was $3,311,606. Of such purchase price, $1,391,606 was paid in cash and $1,920,000 is payable during August 1997 in Common Stock of the Company with such number of shares to be purchased based upon the average price of the stock during the five business days prior to the issuance. The value of the Common Stock to be issued has been recorded in other long term liabilities at October 31, 1996. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $2,497,974. The Company receives an annual base management fee and an incentive management fee. The resulting intangible is being amortized over 40-years.

   During August 1996, the Company purchased the assets of and entered into a 40-year management agreement with four physicians in Georgia. The purchase price for these assets was $1,529,419. Of such purchase price, $836,619 was paid in cash and $692,800 is payable during August 1997 in Common Stock of the Company with such number of shares to be purchased based upon the average price of the stock during the five business days prior to the issuance. The value of the Common Stock to be issued has been recorded in other long term liabilities at October 31, 1996. The purchase price has been allocated to these assets at their fair market value, including management service agreements of approximately $1,096,922. The Company receives an annual base management fee and an incentive management fee. The resulting intangible is being amortized over 40 years.

   During August 1996, the Company purchased the assets of and entered into a 40-year management agreement with 10 physicians in Florida. The purchase price for these assets was $3,181,765. Of such purchase price, $807,365 was paid in cash and $2,374,400 is payable during August 1997 in Common Stock of the Company with such number of shares to be purchased based upon the average price of the stock during the five business days prior to the issuance. The value of the Common Stock to be issued has been recorded in other long term liabilities at October 31, 1996. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $3,048,457. The Company receives an annual base management fee and an incentive management fee. The resulting intangible is being amortized over 40 years.

   During August 1996, the Company expanded the Osler Medical, Inc. practice by adding three physicians, the practices of whom the Company acquired for $248,273. The total purchase price was paid in cash. The purchase price has been allocated to the assets at their fair market value, including management service agreements of approximately $92,000. The resulting intangible is being amortized over 20 years.

   During September 1996, the Company acquired the remaining 56.25% ownership interest in Physicians Choice Management, LLC, a management services organization ("MSO") that provides management services to an independent physician association ("IPA") composed of over 375 physicians in Connecticut. The Company had acquired a 43.75% ownership interest in December 1995. The Company acquired the remaining interests in exchange for a payment of $1,000,000 in cash plus 363,442 shares of Common Stock of the Company. The Company also committed to loan the selling shareholders $2,800,000 to pay the tax liability related to the sale. As of October 31, 1996, $1,581,000 of the loan amount committed had been advanced to the selling shareholders by the Company. The total purchase price for the 100% interest has been allocated to these assets at their fair market value including goodwill of $11,262,231. The resulting intangible is being amortized over 40 years.

                                 PHYMATRIX CORP.

2.   ACQUISITIONS (Continued)


   During September 1996, the Company purchased the stock of Physicians Consultant and Management Corporation ("PCMC"), a company based in Florida that provides the managed health care industry with assistance in provider relations, utilization review and quality assurance. The base purchase price was $2,000,000 with $1,000,000 of such amount due on February 1, 1997. There is also a contingent payment up to a maximum of $10,000,000 based on PCMC's earnings before taxes during the next five years which will be paid in cash and/or Common Stock of the Company. The purchase price has been allocated to the assets at their fair market value including goodwill of approximately $2,372,000. The resulting intangible is being amortized over 30 years.

   During September 1996, the Company acquired an 80% interest in New Jersey Medical Management, LLC, a newly formed MSO that provides management services to an IPA with more than 450 physicians in New Jersey. The Company acquired this interest in exchange for a payment of $350,000. The Company's balance sheet at October 31, 1996 includes the 20% interest not owned as minority interest.

   During October 1996, the Company purchased the assets of and entered into 20-year management agreements with five physicians in Florida. The purchase price for these assets was $1,331,521. Of such purchase price $796,521 was paid in cash and $535,000 is payable during October 1997 in Common Stock of the Company with such number of shares to be purchased based upon the average price of the stock during the five business days prior to the issuance. The value of the Common Stock to be issued has been recorded in other long term liabilities at October 31, 1996. The Company receives an annual base management fee and an incentive management fee. The purchase price has been allocated to these assets at their fair market value, including management service agreements of $660,000. The resulting intangible is being amortized over 20 years.

   During October 1996, the Company purchased the assets of an outpatient ambulatory surgical center in Florida. The Company entered into a lease whereby the surgical center was leased to a partnership with an initial term of 15 years. In addition, the Company entered into a 20-year management agreement pursuant to which the Company receives a management fee which is based upon the performance of the surgical center. The purchase price for these assets was $3,035,196 plus the assumption of debt of $1,223,625 which consists of $717,557 in a mortgage payable and $506,068 in capital leases. The purchase price has been allocated to the assets at their fair market value, including management service agreements of $2,368,448. The resulting intangible is being amortized over 20 years.

   During the nine months ended October 31, 1996 and September 30, 1995, the Company acquired the assets and assumed certain liabilities of physician practices, medical support service companies, a medical facility development company and management service organizations. The transactions had the following non-cash impact on the balance sheets:


                                           October 31,      September 30,
                                              1996              1995
                                              ----              ----
Current assets                            $2,910,958        $10,171,434
Property, plant and equipment              4,026,529         38,383,129
Intangibles                               30,646,682         38,953,324
Other noncurrent assets                       20,441          2,174,662
Current liabilities                       (5,204,234)        (8,149,187)
Debt                                      (1,526,077)       (40,829,080)
Noncurrent liabilities                    (6,754,572)        (1,788,635)
Equity                                    (9,212,811)                --

                                 PHYMATRIX CORP.

3.   NOTES RECEIVABLE

   During August 1996, the Company loaned $10 million to an unrelated healthcare entity. The principal and interest are due in one installment on August 15, 1997. Interest on the loan accrues at the rate of prime plus 2%.

   During October 1996, the Company loaned $1,581,000 to Physicians Choice, LLC pursuant to the agreement under which the Company purchased the remaining ownership interests in Physicians Choice Management, LLC (see Note 2).
The note has a variable rate of interest and a final maturity in April 2004.


4.   LONG TERM DEBT

   During January 1996, the Company used approximately $71,500,000 from the proceeds of the IPO, to repay the following indebtedness and obligations of the Company that arose from certain acquisitions: (i) a promissory note to Aegis Health Systems, Inc. in the amount of $3,796,503 (including interest); (ii) a contingent note to the former shareholders of Nutrichem, Inc., net of a tax loan receivable due from the shareholders, in the amount of $3,854,595 (including interest); (iii) a note payable to a financing institution in connection with the purchase of Oncology Therapies, Inc. in the amount of $15,585,023 (including interest); (iv) a note payable to NationsBank of Florida, N.A. in the amount of $19,586,531 (including interest); and (v) a partial payment of $28,676,743 on the note payable to Abraham D. Gosman, the Company's President, Chief Executive Officer, Chairman and principal shareholder.

   During the nine months ended October 31, 1996, the Company repaid (i) $4,610,588 of related party indebtedness to the former shareholders of DASCO Development Corporation and (ii) $15,523,287 on the note payable to Mr. Gosman.

   During May 1996, the Company received a commitment from PNC Bank, National Association, for a $30 million revolving credit facility.

   During June 1996, the Company issued $100,000,000 of the Debentures which are due in 2003 and bear interest at the rate of 6 3/4% per annum. The Debentures are convertible into Common Stock of the Company at any time after August 20, 1996 at a conversion price of $28.20 per share. The Debentures are not redeemable by the Company prior to June 18, 1999. Offering costs of approximately $3,338,118 have been deferred and are being amortized over the life of the Debentures.

5.   RELATED PARTY TRANSACTIONS

   During the nine months ended October 31, 1996, the Company contracted with entities principally owned by the Company's Chairman of the Board, President and Chief Executive Officer to provide construction management, development, marketing and consulting services for the medical facilities being constructed by such entities. During the nine months ended October 31, 1996 the Company recorded revenues in the amount of $2,374,000 related to such services.

6.   NET INCOME PER SHARE

  Net income per common share is based upon the weighted average number of common shares outstanding (including stock required to be issued in the future pursuant to acquisition agreements) during the period. For the three and nine months ended October 31, 1996, the weighted average number of common shares outstanding were 22,507,347 and 21,968,654, respectively. When dilutive, stock options (less the number of treasury shares assumed to be purchased from the proceeds) are included in the calculation of the weighted average number of common shares outstanding. For the three and nine months ended October 31, 1996, conversion of the 6-3/4% Convertible Subordinated Debentures issued in June 1996, is not assumed because the effect is anti-dilutive.

                                 PHYMATRIX CORP.

7.   SUBSEQUENT EVENTS

   During November 1996, the Company established New York Network Management, L.L.C. ("Network"), which is 51% owned by the Company, to purchase the assets and stock of various entities which comprise Brooklyn Medical Systems ("BMS"). BMS arranges for the delivery of health care services to members through affiliations with more than 600 physicians in the New York City area. The base purchase price for Network was $1,200,000 and an additional payment not exceeding $1,000,000 may be required to be made during the next three years if certain pre-tax earnings thresholds are achieved. The Company has committed to fund approximately $2,400,000 to Network during the next three years. Such advances can be in the form of a demand loan or for additional ownership interests if the other owners do not elect to contribute their pro-rata share of any additional capital contribution ($100,000 of additional capital contribution for an additional 1% interest) in Network. During the first three years the Company has the option to purchase up to an additional 29% ownership interest. During years four and five the owners of 29% of Network have the right to require the Company to purchase their interests at the option price.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of PhyMatrix Corp. (formerly known as Continuum Care Corporation):

   We have audited the accompanying combined balance sheets of PhyMatrix Corp. (formerly known as Continuum Care Corporation) as of December 31, 1995 and December 31, 1994 and the related combined statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1995 and the period from June 24 (inception) to December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of PhyMatrix Corp. (formerly known as Continuum Care Corporation) as of December 31, 1995 and December 31, 1994 and the combined results of its operations and its cash flows for the year ended December 31, 1995 and the period from June 24 (inception) to December 31, 1994 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
March 27, 1996

                                PHYMATRIX CORP.
                           COMBINED BALANCE SHEETS

                                                              Pro Forma
                                                             December 31,     December 31,      December 31,
                                                                 1995             1995              1994
                                                            --------------   --------------    -------------
                                                             (Unaudited)
                                                              (Note 20)
ASSETS
Current assets
 Cash and cash equivalents .............................   $  43,322,227    $   3,596,913    $    677,245
 Receivables
  Accounts receivable, net of allowance for doubtful
   accounts of $7,819,577 and $962,641 at December 31,
   1995 and 1994, respectively .........................      20,710,846       20,710,846       3,778,467
  Other receivables ....................................       1,210,414          569,923              --
  Notes receivable (Note 4) ............................              --          516,000              --
 Prepaid expenses and other current assets .............       1,289,227        1,276,535         393,126
                                                           -------------    -------------    ------------
    Total current assets ...............................      66,532,714       26,670,217       4,848,838
Property, plant and equipment, net (Note 5) ............      39,429,918       39,359,328       1,686,624
Notes receivable (Note 4) ..............................              --          170,400              --
Goodwill, net (Note 6) .................................      44,439,219       31,931,453       6,210,679
Management service agreements, net (Note 7) ............      16,376,636       16,376,636              --
Investment in affiliates (Note 8) ......................       3,387,820       12,925,129       2,661,511
Other assets (including restricted cash) ...............       7,035,497        4,753,710              --
                                                           -------------    -------------    ------------
    Total assets .......................................   $ 177,201,804    $ 132,186,873    $ 15,407,652
                                                           =============    =============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Current portion of debt and capital leases (Note 10) ..   $   2,962,636    $  26,662,510    $    457,250
 Current portion of related party debt (Note 10) .......       4,740,588        4,740,588              --
 Accounts payable ......................................       5,398,411        5,353,210         693,171
 Accrued compensation ..................................       1,194,424        1,124,316         205,288
 Accrued liabilities (Note 9) ..........................       4,238,994        9,367,532         902,900
 Accrued interest -- shareholder (Note 13) .............              --        1,708,174              --
                                                           -------------    -------------    ------------
    Total current liabilities ..........................      18,535,053       48,956,330       2,258,609
Due to shareholder (Note 3 and 13) .....................      10,751,764       36,690,180              --
Long-term debt and capital leases, less current
maturities  (Note 10) ..................................      13,942,113       28,847,923         911,534
Other long term liabilities (Note 9) ...................       3,710,045        2,511,122              --
Minority interest ......................................       1,305,758        2,502,970         570,533
                                                           -------------    -------------    ------------
    Total liabilities ..................................      48,244,733      119,508,525       3,740,676
Commitments and contingencies (Note 12)
Shareholders' equity
 Additional paid in capital ............................     141,485,681       25,000,000      12,963,713
 Retained earnings (deficit) ...........................     (12,528,610)     (12,321,652)     (1,296,737)
                                                           -------------    -------------    ------------
    Total shareholders' equity .........................     128,957,071       12,678,348      11,666,976
                                                           -------------    -------------    ------------
Total liabilities and shareholders' equity .............   $ 177,201,804    $ 132,186,873    $ 15,407,652
                                                           =============    =============    ============

   The accompanying notes are an integral part of the financial statements.

                                PHYMATRIX CORP.
                      COMBINED STATEMENTS OF OPERATIONS

                                                                           Period From
                                                                             June 24
                                                                           (inception)
                                                             Year Ended         to
                                                            December 31,   December 31,
                                                                1995           1994
                                                           ------------    ------------
Net revenue from services ..............................   $ 48,360,716    $  2,446,821
Net revenue from management service agreements .........     22,372,566              --
                                                           ------------    ------------
    Total revenue ......................................     70,733,282       2,446,821
                                                           ------------    ------------
Operating costs and administrative expenses
 Cost of affiliated physician management services ......      9,655,973              --
 Salaries, wages and benefits ..........................     29,708,554       1,207,750
 Salaries, wages and benefits -- related party (Note 13)      2,267,891         934,200
 Professional fees .....................................      2,571,459          58,665
 Professional fees -- related party (Note 13) ..........        273,941         253,995
 Supplies ..............................................     11,864,514         404,911
 Utilities .............................................      1,307,564          77,416
 Depreciation and amortization .........................      3,862,519         107,387
 Rent ..................................................      4,043,465          56,244
 Rent -- related party (Note 13) .......................        459,732         192,242
 Earn out payment (Note 3) .............................      1,271,000              --
 Provision for closure loss (Note 3) ...................      2,500,000              --
 Provision for bad debts ...............................        744,111              --
 Other .................................................      5,409,676          53,665
 Other -- related party (Note 13) ......................        728,116         249,316
                                                           ------------    ------------
    Total operating costs and administrative expenses ..     76,668,515       3,595,791
Interest expense, net ..................................      3,144,027          95,069
Interest expense -- shareholder (Note 13) ..............      1,708,174              --
Minority interest ......................................        806,637          52,698
Income from investment in affiliates ...................       (569,156)             --
                                                           ------------    ------------
Loss (Note 2) ..........................................   $(11,024,915)   $ (1,296,737)
                                                           ============    ============
Loss per pro forma share ...............................   $      (0.98)   $      (0.12)
                                                           ============    ============
Number of shares used in loss per pro forma share ......     11,207,450      11,207,450
                                                           ============    ============


   The accompanying notes are an integral part of the financial statements.

                                PHYMATRIX CORP.
            COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     For the year ended December 31, 1995
           and the period June 24 (inception) to December 31, 1994

                                                                  Retained
                                                    Additional     Earnings
                                                     Paid-In     (Accumulated
                                                     Capital       Deficit)         Total
                                                   -----------   ------------    ------------
Balances -- June 24, 1994 ......................            --             --              --
Capital contribution ...........................   $12,963,713             --    $ 12,963,713
Loss for the period June 24, 1994 (inception) to
 December 31, 1994 .............................            --   ($ 1,296,737)     (1,296,737)
                                                   -----------   ------------    ------------
Balances -- December 31, 1994 ..................    12,963,713     (1,296,737)     11,666,976
Capital contribution ...........................    12,036,287             --      12,036,287
Loss for the year ended December 31, 1995 ......            --    (11,024,915)    (11,024,915)
                                                   -----------   ------------    ------------
Balances -- December 31, 1995 ..................   $25,000,000   $(12,321,652)   $ 12,678,348
                                                   ===========   ============    ============

   The accompanying notes are an integral part of the financial statements.

                                PHYMATRIX CORP.
                      COMBINED STATEMENTS OF CASH FLOWS

                                                                           Period From
                                                                             June 24
                                                                           (inception)
                                                           Year Ended           to
                                                          December 31,     December 31,
                                                              1995             1994
                                                           ------------   -------------
Cash flows from operating activities
 Loss  ................................................   $(11,024,915)    $ (1,296,737)
 Noncash items included in net loss:
  Depreciation and amortization  ......................      3,862,519          107,387
  Writedown of assets  ................................      1,554,607               --
  Other  ..............................................        140,151               --
 Changes in receivables  ..............................     (5,419,998)        (389,442)
 Changes in accounts payable and accrued liabilities  .      8,221,039          242,612
 Changes in other assets  .............................     (1,425,016)           2,473
                                                          -------------    ------------
    Net cash used by operating activities  ............     (4,091,613)      (1,333,707)
                                                          -------------    ------------
Cash flows from investing activities
 Capital expenditures  ................................     (1,167,230)        (107,348)
 Notes receivable  ....................................     (1,029,600)              --
 Repayments on notes receivable  ......................        343,200               --
 Purchase of investments in affiliates  ...............     (9,790,588)      (2,661,511)
 Other assets  ........................................        (20,287)              --
 Acquisitions, net of cash acquired (Note 17)  ........    (44,365,741)      (8,183,902)
                                                          -------------    ------------
    Net cash used by investing activities  ............    (56,030,246)     (10,952,761)
                                                          -------------    ------------
Cash flows from financing activities
 Capital contributions  ...............................     12,036,287       12,963,713
 Advances of funds from shareholder  ..................     36,690,180               --
 Offering costs  ......................................     (1,030,632)              --
 Proceeds from issuance of debt  ......................     19,143,127               --
 Repayment of debt  ...................................     (3,797,435)              --
                                                          -------------    ------------
    Net cash provided by financing activities  ........     63,041,527       12,963,713
                                                          -------------    ------------
Increase in cash and cash equivalents  ................      2,919,668          677,245
Cash and cash equivalents, beginning of period  .......        677,245               --
                                                          -------------    ------------
Cash and cash equivalents, end of period  .............   $  3,596,913     $    677,245
                                                          -------------    ------------
Supplemental disclosure of cash flow information
 Cash paid during period for:
  Interest  ...........................................   $  2,754,082     $         --
                                                          ============     ============


   The accompanying notes are an integral part of the financial statements.

                                PHYMATRIX CORP.
                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION

   PhyMatrix Corp. (the "Company"), formerly known as Continuum Care Corporation, was formed to create a health care company which consummated an Initial Public Offering (the "offering") during January 1996 (see Note 19) and simultaneously exchanged shares of its common stock for all of the outstanding common stock of several business entities (the "IPO entities") which have been operated under common control by Mr. Gosman and for DASCO Development Corporation and Affiliate (collectively, "DASCO"), by Messrs. Gosman, Rendina and Sands, (collectively Principal Shareholders of the Company) since their respective dates of acquisition (see Note 3). The IPO entities are as follows:

           DASCO Development Corporation and Affiliate
           CCC-Infusion, Inc.
           Nutrichem, Inc.
           First Choice Health Care Services of Ft. Lauderdale, Inc. First Choice Home Care, Inc.
           First Choice Health Care Services, Inc.
           CCC-Indiana Lithotripsy, Inc.
           Lithotripsy America, Inc.
           CCC National Lithotripsy, Inc.
           CCC-Lithotripsy, Inc.
           Oncology Therapies of America, Inc.
           Phychoice, Inc.

   Each of the acquisitions of the business entities, except where noted in
Note 3, was accounted for under the purchase method of accounting and was recorded at the price paid by Mr. Gosman when he purchased the entities from a third party. The audited combined financial statements for the period June 24, 1994 (inception) through December 31, 1994 and the year ended December 31, 1995 have been prepared to reflect the combination of these business entities which have operated since their purchase date under common control.

   These combined financial statements have been prepared to reflect the combination of business entities which have been operated under common control. Because certain of these entities operated under common control are nontaxpaying (i.e., primarily S Corporations which results in taxes being the responsibility of the respective owners), the financial statements have been presented on a pretax basis, as further described in Note 2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Estimates Used in Preparation of Financial Statements
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for the collectibility of receivables and third party settlements, depreciation and amortization, taxes and contingencies.

   Cash and Cash Equivalents
   Cash and cash equivalents consist of highly liquid instruments with original maturities at the time of purchase of three months or less.

   Revenue Recognition
   Net revenue from services is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in

                                PHYMATRIX CORP.
             NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision and related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated reimbursement levels with specific payors for new services, industry reimbursement trends, and other relevant factors.

   Net revenues from management service agreements include the contractual fees earned (which equal the net revenue generated by the physician practices) under its management services agreements with physicians. Under the agreements, the Company is contractually responsible and at risk for the operating costs of the medical groups. The costs include the reimbursement of all medical practice operating costs and the fixed and variable contractual management fees (which are reflected as cost of affiliated physician management services) as defined and stipulated in the agreements.

   Accounts receivable, net at December 31, 1995 equaled $20,710,846 which was 29.3% of total revenue of $70,733,282 for the year ending December 31, 1995. During the year ended December 31, 1995 the Company acquired several businesses (see Note 3). The historical results of operations do not include the revenues from such acquisitions prior to their purchase by the Company. These result in accounts receivable equaling 29.3% of total revenues for the year ended December 31, 1995. On an annualized basis, the accounts receivable balance at December 31, 1995 would represent a much smaller percentage of revenues and is not considered to be unusual for these types of businesses.

   Third Party Reimbursement
   For the year ended December 31, 1995 and for the period from June 24, 1994 (inception) to December 31, 1994, approximately 40% and 34%, respectively, of the Company's net revenue was primarily from the participation of the Company's home health care entities and physician practices in Medicare programs. Medicare compensates the Company on a "cost reimbursement" basis for home health care, meaning Medicare covers all reasonable costs incurred in providing home health care. Medicare compensates the Company for physician services based on predetermined fee schedules. In addition to extensive existing governmental health care regulation, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Legislative changes to federal or state reimbursement systems could adversely and retroactively affect recorded revenues.

   Property and Equipment
   Additions are recorded at cost and depreciation is recorded principally by use of the straight-line method of depreciation for buildings, improvements and equipment over their useful lives. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense as incurred. Major renewals or improvements are capitalized. Assets recorded under capital leases are amortized over their estimated useful lives for the lease terms, as appropriate.

   Income Taxes
   Certain of the entities to be purchased by the Company are S Corporations or partnerships; accordingly, income tax liabilities are the responsibility of the respective owners or partners. Provisions for income taxes and deferred assets and liabilities of the taxable entities have not been reflected in these combined financial statements since there is no taxable income on a combined basis.

   Goodwill
   Goodwill relates to the excess of cost over the value of net assets of the businesses acquired. Amortization is calculated on a straight line basis over periods ranging from ten to forty years. The overall business strategy of the Company includes the acquisition and integration of independent physician practices and medical support

                                PHYMATRIX CORP.
             NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

services. The Company will also utilize its medical facility development services to further promote affiliations and acquisitions. The Company believes that this strategy creates synergies, achieves operating efficiencies and responds to the cost containment objectives of payors, all of which will provide benefits for the foreseeable future. The Company has initiated the implementation of this strategy through the acquisition of DASCO which provides medical facility development services, the acquisition of OTI (as defined below) which provides radiation therapy and diagnostic imaging services, the acquisition of oncology practices and medical support service companies (such as Nutrichem) and the affiliation with oncologists. Periodically management assesses, based on undiscounted cash flows, if there has been a permanent impairment in the carrying value of its goodwill and, if so, the amount of any such impairment by comparing anticipated discounted future operating income from acquired businesses with the carrying value of the related goodwill. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic factors.

   The Company is required to implement Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in 1996. As the Company currently continually evaluates the realizability of its long-lived assets, including goodwill and intangibles, adoption of the statement is not anticipated to have a material effect on the Company's financial statements at the date of adoption.

   Management Service Agreements
   Management service agreements consist of the costs of purchasing the rights to manage medical oncology and physician groups. These costs are amortized over the initial noncancelable terms of the related management service agreements ranging from 10 to 20 years. Under the long-term agreements, the medical groups have agreed to provide medical services on an exclusive basis only through facilities managed by the Company. The agreements are noncancelable except for performance defaults. In the event a medical group breaches the agreement, or if the Company terminates with cause, the medical group is required to purchase all related assets, including the unamortized portion of any intangible assets, including management service agreement, at the then net book value.

   Investments
   The equity method of accounting is used for investments when there exists a noncontrolling ownership interest in another company that is greater than 20%. Under the equity method of accounting, original investments are recorded at cost and adjusted by the Company's share of earnings or losses of such companies, net of distributions.

3. ACQUISITIONS

   The following table sets forth the acquisitions made by the Company as of December 31, 1995, with the respective purchase dates, purchase prices, and amounts allocated to intangibles:

                                                                            Amounts Allocated
                                                                              to Intangibles
                                                                         -----------------------
                                                                                      Management
                                              Date          Purchase                    Service
Business Acquired                          Purchased         Price        Goodwill     Contracts
 -------------------------------------    -------------    -----------    ---------   ----------
Employed physicians (A)  .............   Various           $3,700,783    $2,595,178       $--
                                         through
                                         November 1995
Medical support service companies:
(bullet) Uromed Technologies, Inc.  ..   September 1994     3,661,751     2,375,914        --
(bullet) Nutrichem, Inc.  ............   November 1994      8,924,371     7,007,833        --
(bullet) First Choice Home Care
         Services of Boca Raton, Inc..   November 1994      2,910,546     2,622,061        --
(bullet) First Choice Health Care
         Services of Ft. Lauderdale,
         Inc.........................

                                     F-18

                                PHYMATRIX CORP.
             NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

3. ACQUISITIONS (Continued)

                                                                            Amounts Allocated
                                                                              to Intangibles
                                                                         -----------------------
                                                                                      Management
                                              Date          Purchase                    Service
Business Acquired                          Purchased         Price        Goodwill     Contracts
 -------------------------------------    -------------    -----------    ---------   ----------
(bullet) First Choice Health Care
         Services, Inc. ..............
(bullet) Mobile Lithotripter of
         Indiana Partners  ...........   December 1994    $ 2,663,000    $       --       $--
(bullet) Radiation Care, Inc. and
         Subsidiaries  ...............   March 1995        41,470,207     8,418,160        --
(bullet) Aegis Health Systems, Inc.  .   April 1995         7,162,375     6,227,375        --
(bullet) Phylab  .....................   October 1995         130,653       111,813        --
(bullet) Pinnacle  ...................   November 1995             --(B)    382,139        --
Managed physician practices:
(bullet) Georgia Oncology-Hematology
         Clinic, P.C.  ...............   April 1995         2,099,353            --      645,448
(bullet) Oncology-Hematology
         Associates P.A. and
         Oncology-Hematology
           Infusion Therapy, Inc.  ...   July 1995          1,541,523            --      312,740
(bullet) Cancer Specialists of
         Georgia, Inc.  ..............   August 1995        5,735,571            --    2,373,508
(bullet) Oncology & Radiation
         Associates, P.A.  ...........   September 1995    10,784,648            --    9,579,424
(bullet) Osler Medical  ..............   September 1995     5,792,160            --    3,373,025
(bullet) West Shore Urology  .........   October 1995         550,859            --           --
(bullet) Whittle, Varnell and Bedoya,
         P.A.  .......................   November 1995        909,084            --      212,937
(bullet) Oncology Care Associates  ...   November 1995        486,947            --        1,894
(bullet) Symington  ..................   December 1995        102,106            --       10,006
(bullet) Venkat Mani  ................   December 1995        401,372            --       98,782
Medical facility development:
(bullet) DASCO Development
         Corporation and Affiliate
         (50% interest)  .............   May 1995           9,610,588(C)         --        --
Management Services Organization:
(bullet) Physicians Choice
         Management, LLC  ............   December 1995      3,850,000     2,975,000        --

-------------
(A) Includes Drs. Bansal, Mistry, Dandiya, Canasi, Alpert, Hunter, Jaffer, Cano, Herman, Barza and Novoa.

(B) Entire purchase price is contingent and is based on earnings with a maximum purchase price of $5.2 million.

(C) See Medical Facility Development Acquisitions.

   Physician Practice Acquisitions
   During the year ended December 31, 1995, the Company purchased the assets of Drs. Bansal, Mistry, Dandiya, Canasi, Alpert, Hunter, Jaffer, Cano, Herman, Barza and Novoa and in conjunction with those purchases entered into employment agreements with 14 physicians in Florida. The total purchase price for these assets was $3,700,783. The purchase price was allocated to these assets at their fair market value, including goodwill of $2,595,178. The resulting goodwill is being amortized over twenty years.

   During July 1995, the Company purchased the assets of and entered into a 15-year management agreement with Oncology-Hematology Associates, P.A. and Oncology-Hematology Infusion Therapy, Inc. a medical oncology practice in Baltimore, Maryland with three medical oncologists. The purchase price for these assets was approximately $1,541,523 in cash. An affiliate of the Company guarantees the performance of the Company's obligations under the management agreement. For its management services, the Company will receive 41.6% of the net revenues of the practice less the salaries and benefits of medical personnel whose services are billed incident to the practice of medicine and which are employed by the practice. The Company has guaranteed that the minimum amount that will be retained by the practice for each of the first eight years will be $1,627,029 and for each of years

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

3. ACQUISITIONS (Continued)

nine and ten will be $1,301,619. The purchase price was allocated to the assets at their fair market value, including management service agreements of approximately $312,740. The resulting intangible is being amortized over fifteen years.

   During August 1995, the Company purchased the assets of Cancer Specialists of Georgia, Inc. a medical oncology practice with 11 oncologists in Atlanta, Georgia. The purchase price for these assets was approximately $5,735,571 in cash. In addition, during April 1995, the Company purchased the assets of and entered into a ten-year management agreement with Georgia Oncology-Hematology Clinic, P.C. a medical oncology practice with eight oncologists in Atlanta, Georgia. The purchase price for these assets was approximately $2,099,353 in cash. During August 1995, these two medical oncology practices consolidated and formed a new entity, Georgia Cancer Specialists, Inc. The Company entered into a new ten-year management agreement with the consolidated practice during August 1995. For its services under this management agreement, the Company receives 41.5% of the net practice revenues less the cost of pharmaceutical and/or ancillary products. In each of the second through fifth years of the term of this agreement, the fee payable to the Company is decreased by 1%. The Company also purchased for $180,000 a 46% interest in I Systems, Inc., a company affiliated with one of the practices which is engaged in the business of claims processing and related services. The purchase of this 46% interest is being accounted for by the equity method. The Company has the option to purchase up to an additional 30% interest in the affiliated Company for $33,333 in cash for each additional one percent of ownership interest purchased. The Company and the affiliated company entered into a three-year service agreement pursuant to which certain billing and collection services will be provided to the Company. The purchase price of the above acquisitions was allocated to the assets at their fair market value, including management service agreements of $3,018,956. The resulting intangible is being amortized over ten years.

   During September 1995, the Company purchased the assets of and entered into a 20-year management agreement with Osler Medical, Inc., a 22 physician multi-specialty group practice in Melbourne, Florida. The purchase price for these assets was approximately $4,301,888 plus the assumption of debt of $1,490,272. The Company also entered into a 20-year capital lease for the main offices of the practice with a total obligation of $6,283,483. An affiliate of the Company has provided a guarantee of such payments under the lease. During the first five years of the management agreement, the Company will receive a management fee equal to 45% of the annual net revenues of the practice. Thereafter, the management fee increases to 47% of annual net revenues. The management fee percentage for net revenues of the initial physician group will be reduced based upon a set formula to a minimum of 31% based upon the achievement of certain predetermined benchmarks. The management agreement also provides that, during the period from January 1, 1996 through December 31, 2005, to the extent annual net revenues of the practice are less than $10,838,952, the Company's management fee is reduced up to a maximum reduction of $1,500,000 per year. The Company has agreed to expend up to $1,500,000 per year for each of the first three years of the management agreement to assist in the expansion activities of the practice. The Company also has agreed that on the earlier of the second anniversary of the Company's acquisition of the practice or 120 days after the offering, it will acquire certain copyright and trademark interests for a purchase price equal to the lesser of $887,000 or the fair market value thereof. The purchase price for the practice's assets acquired to date was allocated to such assets at their fair market value, including management service agreements of $3,373,025. The resulting intangible is being amortized over twenty years.

   During September 1995, the Company purchased the assets of and entered into a 20-year management agreement with Oncology & Radiation Associates, P.A. a medical oncology practice with 19 oncologists in South Florida. The purchase price for these assets was $5,381,311 in cash plus the assumption of debt of $5,403,337. The debt is collateralized by an irrevocable letter of credit issued by NationsBank of Florida, N.A. ("NationsBank"), the collateral for which had been provided by Mr. Gosman prior to the offering. The management fee paid to the Company for services rendered has two components: a base management fee and a variable management fee. The

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

3. ACQUISITIONS (Continued)

base management fee is $2,100,000 per year, subject to adjustment to an amount not less than $1,350,000 during the first five years of the agreement and not less than $700,000 thereafter. The variable management fee is equal to 35.5% of certain revenues, subject to increase in certain circumstances. The purchase price for the practice's assets was allocated to the assets at their fair market value, including management service agreements of $9,579,424. The resulting intangible is being amortized over twenty years.

   During the fourth quarter of 1995, the Company entered into management service agreements with West Shore Urology; Whittle, Varnell and Bedoya, P.A.; Oncology Care Associates; Venkat Mani; and Symington consisting of 14 physicians including two oncologists. The total purchase price for these assets was $2,450,368 in cash. The Company also entered into a 15-year capital lease with a total obligation of $1,569,171. The purchase price was allocated to assets at their fair market value, including management service agreements of $323,619. The resulting intangible is being amortized over ten to twenty years.

   Medical Support Service Companies Acquisitions
   During September 1994, an 80% owned subsidiary of the Company purchased substantially all of the assets of Uromed Technologies, Inc., a provider of lithotripsy services in Florida, for a Base Purchase Price of $2,564,137 plus the assumption of capital lease obligations of $1,097,614. The Final Purchase Price equals the Base Purchase Price plus the amount by which Stockholders' Equity exceeded $450,000 on the Closing Date. A Final Purchase Price payment of $283,000 was accrued at December 31, 1994 and paid during May 1995. The former shareholders of Uromed will also receive an earnings contingency payment of $274,000 which has been accrued at December 31, 1995. The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to assets at their fair market value including goodwill of $2,375,914. The resulting intangible is being amortized over twenty years. The Company intends to acquire the outstanding 20% interest in the subsidiary.

   During November 1994, the Company purchased 80% of the stock of Nutrichem, Inc. ("Nutrichem"), an infusion therapy company doing business in Maryland, Virginia and the District of Columbia, for $3,528,704 in cash and a contingent note in the amount of $6,666,667, subject to adjustments. During the year ended December 31, 1995, the Company made payments on the contingent note of $2,657,732 (including interest of $435,510). Subsequent to the offering, the contingent note (which had an outstanding principal balance of $4,444,444 at December 31, 1995) was paid from the net proceeds of the offering. A charge of $1,271,000 related to this contingent note has been recorded during the year ended December 31, 1995. The remaining $5,395,667 has been allocated to goodwill at December 31, 1995 and will be amortized prospectively. The purchase price was allocated to assets at the fair market value including total goodwill of $7,007,833. The resulting intangible is being amortized over forty years. Subsequent to the offering, the Company acquired the outstanding 20% interest in Nutrichem in exchange for 266,666 shares of Common Stock.

   During November 1994, the Company acquired all of the assets and assumed certain liabilities of First Choice Health Care Services of Ft. Lauderdale, Inc., First Choice Health Care Services, Inc. and First Choice Home Care Services of Boca Raton, Inc., home health care companies doing business in Florida, for a total purchase price of $2,910,546 in cash. The purchase price was allocated to assets at the fair market value, including goodwill of $2,622,061. The resulting intangible is being amortized over twenty years.

   During December 1994, the Company purchased a 36.8% partnership interest in Mobile Lithotripter of Indiana Partners, a provider of lithotripsy services in Indiana, from Mobile Lithotripter of Indiana, Limited, for $2,663,000 in cash. This investment is being accounted for by the equity method.

   During March 1995, the Company acquired by merger all of the outstanding shares of stock of Oncology Therapies, Inc. (formerly known as Radiation Care, Inc. and referred to herein as "OTI") for $2.625 per share. OTI owns and operates outpatient radiation therapy centers utilized in the treatment of cancer and diagnostic imaging

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

3. ACQUISITIONS (Continued)

centers. OTI's centers are located in Alabama, California, Florida, Georgia, North Carolina, South Carolina, Tennessee and Virginia. The total purchase price for the stock (not including transaction costs and 26,800 shares subject to appraisal rights) was approximately $41,470,207. The purchase price was paid by a combination of cash on hand, loans from Mr. Gosman and net proceeds from long term debt financing of approximately $17,278,000. The long term debt financing was paid in full during January 1996 with the proceeds of the offering. The Company has established a plan to close five of OTI's radiation therapy centers and has accrued approximately $3,134,028 primarily as a reserve for the estimated amount of the remaining lease obligation. Of this amount $2,188,635 was recorded as an adjustment to the purchase price and $945,393 was recorded as a charge in the fourth quarter of 1995. In addition, the Company also recorded a charge during the fourth quarter of 1995 of $1,554,607, which represents the writedown of assets to their estimated fair market value. The purchase price paid in connection with the OTI merger was allocated to assets at their fair market value, including goodwill of $8,418,160. The resulting intangible is being amortized over forty years.

   During April 1995, the Company purchased from Aegis Health Systems, Inc. ("Aegis") for $7,162,375 all of the assets used in its lithotripsy services business. The purchase price consisted of approximately $3,591,967 in cash and $3,570,408 in a promissory note. The outstanding principal balance and any unpaid interest became due and payable upon the closing of the offering and was paid in full during January 1996. The obligations, evidenced by the promissory note, were secured by $1,000,000 which was in escrow and included in other assets at December 31, 1995. The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to assets at their fair market value including goodwill of $6,227,375. The resulting intangible is being amortized over twenty years.

   During November 1995 the Company acquired by merger Pinnacle Associates, Inc. ("Pinnacle"), an Atlanta, Georgia infusion therapy services company. In connection with the Pinnacle merger there is a $5,200,000 maximum payment that may be required to be paid that is based on earnings and will be made in the form of shares of Common Stock of the Company valued as of the earnings measurement date. At December 31, 1995 the contingent payment has not been earned. The contingent consideration represents the full purchase price. On the merger date, the liabilities assumed exceeded the fair market value of the assets acquired by approximately $382,139 and such amount was recorded as goodwill and is being amortized over forty years.

   Management Services Organization
   During December 1995, the Company obtained a 43.75% interest in Physicians Choice Management, LLC, a newly formed management services organization ("MSO") that provides management services to an independent physician association ("IPA") composed of over 275 physicians based in Connecticut. The Company acquired this interest in exchange for a payment of $1.0 million to existing shareholders, a payment of an additional $500,000 to existing shareholders during the next six months (which has been included in accrued liabilities at December 31, 1995), a capital contribution of $1.5 million to the Company and a commitment to make an additional $500,000 capital contribution during the next six months. The balance sheet includes the 56.25% interest not owned by the Company as minority interest. The Company also has an option, which expires in May 1998, to increase its ownership in the MSO to 50% for an additional investment of $2.0 million, of which $1.0 million would represent an additional capital contribution to the MSO and $1.0 million would represent the purchase of additional units currently owned by the IPA. The Company has paid a nonrefundable amount of $350,000 for such option. In addition, the owners of the other 50% interest in the MSO have a put option to the Company to purchase their interests. This put option vests over a four year period. The price to the Company to purchase these interests shall equal 40% of the MSO's net operating income as of the most recent fiscal quarter multiplied by the price earnings ratio of the Company. In addition, upon the IPO the Company granted options to purchase 300,000 shares of Common Stock to certain MSO employees in conjunction with their employment agreements. These options vest over a two year period with the exercise price equaling the fair market value of the Company's stock on the date such shares become exercisable.

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

3. ACQUISITIONS (Continued)

   Medical Facility Development Acquisitions
   On May 31, 1995, Mr. Gosman purchased for $9.6 million a 50% ownership interest in DASCO, a medical facility development services company providing such services to related and unrelated third parties in connection with the development of medical malls, health parks and medical office buildings. The purchase price consisted of $5.0 million in cash and $4.6 million in notes, which are guaranteed by Mr. Gosman. Upon the closing of the offering, Messrs. Gosman, Sands and Rendina, the Company's principal promoters, and certain management and founder stockholders exchanged their ownership interests in DASCO for shares of Common Stock equal to a total of $55 million or 3,666,667 shares. The Company believes that its medical facility development services and project finance strategy are a significant component of the Company's overall business strategy. The historical book value of Messrs. Sands and Rendina's interest in DASCO is $22,735. The initial 50% purchase price was and will be allocated to assets at their fair market value, primarily goodwill of $9.6 million with the exchange recorded at historical value. At December 31, 1995 DASCO is being accounted for using the equity method (see
Note 8).

4. NOTES RECEIVABLE

   During April 1995, the Company funded a tax loan in the amount of $1,029,600 to the former Shareholders of Nutrichem. The tax loan was required, pursuant to the terms of the Purchase Agreement, to convert the books from the cash basis to the accrual basis prior to the closing. The loan bears interest at 7.75% per annum and payments are due in six installments at $172,000 per installment on May 1 and October 1, 1995 and April 1 and October 1 of each year thereafter until October 1, 1997. The tax loan was paid in full during January 1996.

5. PROPERTY AND EQUIPMENT

   Property and equipment consists of the following:

                                                    Estimated
                                                   Useful Life           December 31,
                                                                   ------------------------
                                                     (Years)          1995          1994
                                                  -------------     ----------   ----------
    Building  .................................      15 - 20      $ 7,852,653    $       --
    Furniture and fixtures  ...................       5 - 7         5,312,385       154,999
    Equipment  ................................       7 - 10       21,789,876     1,583,574
    Automobiles  ..............................       3 - 5            50,058            --
    Computer software  ........................         5             950,346        14,699
    Leasehold improvements  ...................       4 - 20        6,045,393         3,592
                                                                  -----------    ----------
    Property and equipment, gross  ............                    42,000,711     1,756,864
    Less accumulated depreciation  ............                    (2,641,383)      (70,240)
                                                                  -----------    ----------
    Property and equipment, net  ..............                   $39,359,328    $1,686,624
                                                                  ============   ==========

   Depreciation expense was $2,761,008 and $70,240, respectively, for the year ended December 31, 1995 and the period June 24, 1994 (inception) to December 31, 1994.

   Included in property and equipment at December 31, 1995 and 1994 are assets under capital leases of $9,483,145 and $1,250,875, respectively, with accumulated depreciation of $842,879 and $46,459, respectively.

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

6. GOODWILL

   Amounts reflected in Goodwill, prior to any amortization, by amortization period are as follows:

Amortization Period                                         Goodwill
-------------------                                         --------
    20 years  .........................................    $17,346,388
    40 years  .........................................     15,425,993

   Accumulated amortization of goodwill was $840,928 and $37,147 at December 31, 1995 and 1994, respectively.

7. MANAGEMENT SERVICE AGREEMENTS

   Amounts reflected in Management Service Agreements, prior to any amortization, by amortization period (which equals the term of such management service agreements) are as follows:

                                                           Management
                                                             Service
Amortization Period                                        Agreements
-------------------                                        ----------
    10 years  .........................................    $ 3,018,956
    15 years  .........................................        312,740
    20 years  .........................................     13,299,682

   Accumulated amortization of management service agreements was $254,741 at December 31, 1995.

8. INVESTMENT IN AFFILIATES

   On December 31, 1994, the Company purchased a 36.8% interest in Mobile Lithotripter of Indiana Partners, for $2,663,000. During May, 1995, Mr. Gosman purchased a 50% interest in DASCO, a medical facility development services company, for $9,610,000 (See Note 3 -- Medical Facility Development Acquisitions). During August 1995, the Company purchased a 46% interest in I Systems, Inc., for $180,000. I Systems, Inc. is engaged in the business of claims processing and related services. These investments are being accounted for using the equity method at December 31, 1995. Upon the completion of the offering, the remaining 50% interest in DASCO was purchased and DASCO will be consolidated prospectively.

9. ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                                       December 31,
                                                  ---------------------
                                                     1995        1994
                                                  ----------   --------
    Accrued closure costs ....................    $  570,000   $     --
    Accrued rent .............................       799,551         --
    Accrued property taxes ...................       119,134         --
    Accrued professional fees ................       445,250         --
    Accrued offering costs ...................       885,770         --
    Accrued interest .........................       738,317     95,548
    Accrued bonus payments ...................     4,718,564    707,820
    Other ....................................     1,090,946     99,532
                                                  ----------   --------
        Total accrued liabilities ............    $9,367,532   $902,900
                                                  ==========   ========

   The accrued closure costs are for the closure of five radiation therapy centers acquired when the Company purchased OTI (see Note 3). Closure costs in the amount of $3,134,028 were accrued at December 31, 1995, $2,564,028 of this amount is classified as a long term liability.

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

10. LONG-TERM DEBT, NOTES PAYABLE AND CAPITAL LEASES

   Long-term debt, notes payable and capital leases consist of the following:

                                                                           December 31,
                                                                     -------------------------
                                                                         1995          1994
                                                                     ------------   ----------
Note payable due to four individuals payable in eight equal semi-
   annual installments of $28,125, including interest at 8%
  through  November 1998.  .......................................   $   140,625    $  225,000
Related party note payable due to three individuals payable on demand including interest at 10%. One of the notes for $30,000 is collateralized by the cash and accounts receivable of
  Pinnacle  ......................................................       130,000            --
Note payable to a bank interest payable monthly at the prime rate plus 2% (10.50% at December 31, 1995) with a maturity date of
   April 1996.  ..................................................       201,422            --
Line of credit note payable to a bank, due and payable on demand,
   interest at the prime rate (8.50% at December 31, 1995).  .....       400,000            --
Note payable to a bank, collateralized by the assets of a multi-
   specialty group practice, payable in monthly installments of
   $14,027, including interest at 7.50% and a final payment in
   February 1999.  ...............................................       472,181            --
Note payable to a bank, collateralized by the assets of a multi-
   specialty group practice, payable in monthly installments of
   $20,608, at 8.75% and a final payment in August 2000.  ........       918,779            --
Note payable in two equal installments in April 1996 and 1997 (or earlier upon a reorganization which includes an initial public
   offering), including interest at 8%.  .........................     3,567,408            --
Related party notes payable to the shareholders of DASCO, payable
   in May 1996, including interest at 6.37%.  ....................     4,610,588            --
Note payable to the former shareholders of a medical oncology practice in South Florida, payable in ten equal semi-annual installments of $682,867, which includes interest at 9%. The note  payable is collateralized by an irrevocable letter of credit, the  collateral for which has been provided by Mr.
  Gosman.  .......................................................     5,403,337            --
Note payable to a financing institution with a maturity date of
   March 2000, a final payment of $2,187,500, and an interest
  rate  at the prime rate plus 3% (11.50% at December 31, 1995).      15,743,466            --
Note payable to NationsBank, with a maturity date of June 1996 and an interest rate at the prime rate plus .375% (8.875% at
   December 31, 1995). This note payable was personally
   guaranteed by Mr. Gosman.  ....................................    19,500,000            --
Note payable to Mr. Gosman with a maturity date of January 1998 and an interest rate at the prime rate (8.50% at December 31,
   1995).  .......................................................    36,690,180            --
Capital lease obligations with maturity dates through September
   2015 and interest rates ranging from 8.75% to 12%.  ...........     9,163,215     1,143,784
                                                                     ------------   ----------
                                                                      96,941,201     1,368,784

                                     F-25

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

10. LONG-TERM DEBT, NOTES PAYABLE AND CAPITAL LEASES (Continued)

                                                                           December 31,
                                                                     -------------------------
                                                                         1995          1994
                                                                     ------------   ----------
Less current portion of capital leases ..........................       (756,767)    (401,000)
Less current portion of debt ....................................    (25,905,743)     (56,250)
Less current portion of related party debt ......................     (4,740,588)          --
                                                                     ------------   ----------
Long term debt and capital leases ...............................   $ 65,538,103    $ 911,534
                                                                     ============   ==========

   The following is a schedule of future minimum principal payments of the Company's long-term debt and the present value of the minimum lease commitments:

                                                                           Capital
                                                             Debt          Leases
                                                        ------------    ------------
Through December 31, 1996 ...........................   $ 30,646,331    $  1,719,007
Through December 31, 1997 ...........................      6,186,372       1,274,938
Through December 31, 1998 ...........................      4,774,757       1,275,690
Through December 31, 1999 ...........................      5,050,847       1,045,125
Through December 31, 2000 ...........................      4,429,508       1,004,484
Thereafter ..........................................             --      14,027,514
                                                        ------------    ------------
Total ...............................................     51,087,815      20,346,758
Less amounts representing interest and executory
  costs  .............................................            --     (11,183,551)
                                                        ------------    ------------
Present value of minimum lease payments .............             --       9,163,207
Less current portion ................................    (30,646,331)       (756,767)
                                                        ------------    ------------
Long term portion ...................................   $ 20,441,484    $  8,406,439
                                                        ============    ============

   During the year ended December 31, 1995, the Company purchased, for $915,000, two mobile lithotripters that had previously been leased by the Company.

11. LEASE COMMITMENTS

   The Company leases various office space and certain equipment pursuant to operating lease agreements.

   Future minimum lease commitments consisted of the following at December 31:

    1996 .................     $ 6,780,500
    1997 .................       6,428,506
    1998 .................       5,434,231
    1999 .................       4,931,465
    2000 .................       3,404,819
    Thereafter ...........      16,398,213
                               -----------
                               $43,377,734
                               ===========

12. COMMITMENTS AND CONTINGENCIES

   The Company is subject to legal proceedings in the ordinary course of its business and includes the litigation related to OTI as mentioned below. While the Company cannot estimate the ultimate settlements, if any, it does not believe that any such legal proceedings, including those related to OTI, will have a material adverse effect on the Company, its liquidity, financial position or results of operations, although there can be no assurance to this effect.

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

12. COMMITMENTS AND CONTINGENCIES (Continued)

   The Company has entered into employment agreements with certain of its employees, which include, among other terms, noncompetition provisions and salary and benefits continuation.

   The Company has also entered into contingent payment arrangements pursuant to several acquisitions (see Note 3).

   The Company has committed to expend up to $1,500,000 per year for each of three years to assist in the expansion activities of a 22-physician multi-specialty group practice it entered into a management agreement with in September 1995. In addition, the Company has agreed to acquire certain copyright and trademark interests of the practice (see Note 3).

   A subsidiary of the Company, OTI, (formerly Radiation Care, Inc., "RCI") is subject to the litigation described below which related to events prior to the Company's operation of RCI, and the Company has agreed to indemnify and defend certain defendants in the litigation who were former directors and officers of RCI subject to certain conditions.

   In December, 1994, prior to its merger with the Company in March 1995, RCI entered into a settlement agreement with the federal government arising out of claims under the fraud-and-abuse provisions of the Medicare law. Under the settlement agreement, RCI, without admitting that it violated the law, consented to a civil judgment providing for its payment of $2 million and the entry of an injunction against violations of such provisions.

   On February 16, 1995, six former RCI shareholders filed a consolidated amended Class Action Complaint in Delaware Chancery Court (In Re Radiation Care, Inc. Shareholders Litigation, Consolidated C.A. No. 13805) against RCI, Thomas Haire, Gerald King, Charles McKay, Abraham Gosman, Oncology Therapies of America, Inc. and A.M.A. Financial Corp., alleging that the RCI shareholders should have been paid more for their RCI stock when RCI was acquired by the Company. Plaintiffs allege breaches of fiduciary duty by the former RCI directors, as well as aiding and abetting of said fiduciary duty breaches by Mr. Gosman, Oncology Therapies of America, Inc. and A.M.A. Financial Corp. Plaintiffs seek compensatory or rescissionary damages of an undisclosed amount of behalf of all RCI shareholders, together with an award of the costs and attorneys' fees associated with the action. No class has been certified in this litigation and, in early 1995, plaintiffs' counsel granted an indefinite extension within which for the defendants to answer or otherwise respond to the Complaint and to plaintiffs' document requests. Plaintiffs have taken no discovery and there has been virtually no activity in the litigation since plaintiffs' filing of the consolidated amended class action complaint. On April 6, 1996, plaintiffs' counsel contacted the Company for additional document requests and a response to their requests. The Company has not yet answered the complaint and no other proceedings have taken place. The Company intends to vigorously defend against the plaintiffs' requests.

   On August 4, 1995, 26 former shareholders of RCI filed a Complaint for Money Damages against Richard D'Amico, Ted Crowley, Thomas Haire, Gerald King, Charles McKay and Randy Walker (all former RCI officers and directors) in the Superior Court of Fulton County, in the State of Georgia (Southeastern Capital Resources, L.L.C. et al v. Richard D'Amico et al, Civil Action No. E41225). The Company (OTI) has agreed to assume the defense and indemnify the defendants subject to certain conditions set forth in an agreement with the defendants. The Complaint contains five counts--breach of fiduciary duty counts against former RCI directors Haire, King and McKay, a "conspiracy" Count against the RCI officer defendants D'Amico, Crowley, and Walker, and a negligence count against all defendants. Paintiffs seek additional consideration for their shares of RCI stock in the form of compensatory and monetary damages. The Company has agreed to assume, subject to certain conditions, the defense of the individual defendants in this litigation. An Answer or other response is currently due September 22, 1995. The defendants will be filing an answer denying any liability in connection with this matter. On October 23, 1995, the defendants filed a motion to stay the action pending resolution of the Delaware class action which was heard

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

12. COMMITMENTS AND CONTINGENCIES (Continued)

by the court on January 29, 1996. On April 9, 1996, Company counsel learned that the court has denied the motion and that a written decision reflecting the court's decision would be forthcoming. Plaintiffs have filed a motion with a proposed amended complaint adding four plaintiffs to the action, upon which the court has not yet acted. The Company is not a party to this litigation and its exposure in this litigation is limited to OTI's obligation under its by-laws to indemnify the former officers and directors of RCI to the fullest extent permitted by Delaware law. The Company intends to vigorously defend the plaintiffs' demands.

13. RELATED PARTY

   For the year ended December 31, 1995 and the period June 24, 1994 (inception) to December 31, 1994, Continuum Care of Massachusetts, Inc., whose principal shareholder is Mr. Gosman, provided management services to the Company. Fees for these services in the amount of $3,729,680 and $1,629,753, respectively, have been included in the financial statements and consist of the following:

                                                       December 31,
                                                 ------------------------
                                                    1995          1994
                                                 ----------    ----------
Salaries, wages and benefits  ................   $2,267,891    $  934,200
Professional fees  ...........................      273,941       253,955
Rent  ........................................      459,732       192,242
Other  .......................................      728,116       249,316
                                                 ----------    ----------
                                                 $3,729,680    $1,629,753
                                                 ==========    ==========

   Included in other expenses are expenses incurred in connection with the use of an airplane which is owned by Mr. Gosman. Such fees are based on the discretion of Continuum Care of Massachusetts, Inc.. and may not be indicative of what they would have been if the Company had performed these services internally or had contracted for such services with unaffiliated entities. Included in rent is rent expense of approximately $415,000 and $156,000 for the year ended December 31, 1995 and the period June 24, 1994 (inception) to December 31, 1994, respectively, for the Company's principal office space in West Palm Beach, Florida. The lessee of the office space is Continuum Care of Massachusetts, Inc.. The current lease term expires December 31, 1999. The Company assumed the lease from Continuum Care of Massachusetts, Inc. upon the consummation of the offering.

   In connection with the purchase of Nutrichem during November 1994, the Company is required to make contingent note payments in the amount of $4,444,444 which has been accrued at December 31, 1995. Payments on the contingent note are based on attaining certain earnings thresholds. The $4,444,444 which has been accrued represents the maximum remaining amount that can be earned because the earnings threshold upon which the payment is based was reached during 1995. The contingent note is personally guaranteed by Mr. Gosman. The contingent note was paid in full during January 1996 with the proceeds from the offering.

   During March 1995, the Company incurred a $17,500,000 note payable to a financing institution in connection with the purchase of OTI, Mr. Gosman personally guaranteed a portion of the $17,500,000. Mr. Gosman's liability under the guarantee was limited to no more than $6,125,000. The note was paid in full during January 1996 with the proceeds from the offering.

   During May 1995, Mr. Gosman incurred $4,610,588 of debt payable, which has been included in these financial statements, to the shareholders of DASCO in connection with the purchase of 50% of the outstanding stock of DASCO. The notes bear interest at 6.37% per annum with a maturity of May 1996.

   DASCO provides development and other services in connection with the establishment of health parks, medical malls and medical office buildings. DASCO provides these services to or for the benefit of the owners of the new

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

13. RELATED PARTY (Continued)

facilities, which owners are either corporations or limited partnerships. Mr. Sands and Mr. Rendina have acquired equity interest, as of December 31, 1995, in the owners of 19 of the 20 facilities developed by DASCO and interests ranging from 6% to 100% collectively for Mr. Sands and Mr. Rendina. In addition, as of December 31, 1995, Mr. Gosman individually and as trustee for his two adult sons and certain executive officers have acquired limited partnership interests ranging from 23% to 47% in the owners of three facilities being developed by the Company through DASCO.

   Meditrust, a publicly traded real estate investment trust with assets in excess of $1.7 billion of which Mr. Gosman is the Chairman of the Board and Chief Executive Officer, has provided construction financing to customers of DASCO in the aggregate amount of $59,897,000 for nine facilities developed by DASCO, and at December 31, 1995 was providing financing to customers of DASCO in the aggregate amount of $6,750,000 for one facility under development by the Company through DASCO.

   At December 31, 1995, the Company had borrowed $36,690,180 from Mr. Gosman. Interest on such outstanding indebtedness at the prime rate of interest during the year ended December 31, 1995 was $1,708,174. During January 1996, the Company repaid Mr. Gosman $28,676,743 of such advances with the proceeds of the offering.

   During July 1995, the Company purchased the assets of and entered into a 15-year management agreement with a medical oncology practice with three medical oncologists. An affiliate of the Company, Continuum Care of Massachusetts, Inc., guarantees the performance of the Company's obligations under the management agreement.

   During August 1995, the Company purchased a 46% interest in a company engaged in the business of claims processing and related services. This entity provides certain billing and collection services to one of the medical oncology practices owned by the Company.

   During September 1995, the Company provided a letter of credit in the amount of $5,403,337 to a seller in connection with entering into a management agreement and purchasing the assets of a medical oncology practice. Prior to the completion of the offering, the collateral for the letter of credit was provided by Mr. Gosman.

   During September 1995, the Company refinanced $19,500,000 of an amount owed to Mr. Gosman with NationsBank. The $19,500,000 amount refinanced with NationsBank and outstanding at December 31, 1995 is personally guaranteed by Mr. Gosman. The $19,500,000 was paid in full during January 1996 with the proceeds of the offering.

   During November 1995, the Company assumed $180,000 of notes payable to four former shareholders of Pinnacle when the Company merged with Pinnacle. One of these notes for $50,000 was repaid during December 1995. The remaining notes bear interest at 10% and are payable upon demand.

14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   The methods and assumptions used to estimate the fair value of each class of financial instruments, for which it is practicable to estimate that value, and the estimated fair values of the financial instruments are as follows:

   Cash and Cash Equivalents
   The carrying amount approximates fair value because of the short effective maturity of these instruments.

   Long-term Debt
   The fair value of the Company's long-term debt and capital leases is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount and fair value of long-term debt and capital leases, including current maturities and related party debt, at December 31, 1995 and December 31, 1994 is $96,941,201 and $1,368,784,
respectively.

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

15. EMPLOYEE BENEFIT PLAN

   On January 1, 1995, the Company began sponsoring a 401(k) plan, covering substantially all of its employees. Contributions under the 401(k) plan equal 50% of the participants' contributions up to a maximum of $400 per participant per year.

16. INCOME TAXES

   At December 31, 1995, the Company had available net operating loss carryforwards of approximately $30,949,000 for federal income tax purposes, which expire beginning in 2007 related to OTI. As a result of the purchase, OTI underwent an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended. This ownership change substantially limits the ability of the Company to utilize $29,284,000 of its net operating loss carryforwards in future years. No benefit has been provided for these loss carryforwards based on uncertainty as to ultimate realizations. There were no deferred taxes at December 31, 1995 since the various entities that comprised the Company were either S Corporations or partnerships.

   Components of deferred income taxes at December 31, 1995 are as follows:

                                                         December 31,
                                                             1995
                                                         -----------
    Deferred income tax assets:
     Net operating loss carryforwards ...............    $12,070,000
     Start-up costs .................................         37,800
     Allowance for doubtful accounts ................        284,000
     Other ..........................................        689,000
                                                         -----------
                                                          13,080,800
                                                         -----------
    Deferred income tax liabilities:
       Property and depreciation ....................     (3,807,000)
                                                         -----------
    Deferred income taxes ...........................      9,273,800
    Valuation allowance .............................     (9,273,800)
                                                         -----------
    Net deferred income taxes .......................    $        --
                                                         ===========

   FAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Substantially all of this allowance relates to deferred tax assets and liabilities existing at the date of each acquisition.

17. SUPPLEMENTAL CASH FLOW INFORMATION

   During the year ended December 31, 1995 and the period from June 24, 1994 to December 31, 1994 the Company acquired the assets and assumed certain liabilities of the entities described in Note 3. The transactions had the following non-cash impact on the balance sheets:

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

17. SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

                                                           December 31,
                                                   ---------------------------
                                                       1995           1994
                                                   ------------    -----------
    Current assets ............................    $ 12,463,007    $ 3,784,624
    Property, plant and equipment .............      40,817,404      1,603,347
    Intangibles ...............................      43,155,934      6,247,825
    Other noncurrent assets ...................       2,197,691             --
    Current liabilities .......................      (8,174,988)    (1,611,446)
    Debt ......................................     (43,179,672)    (1,322,614)
    Noncurrent liabilities ....................      (2,913,635)      (517,834)

18. STOCK OPTION PLAN

   The Company has adopted a stock option plan for issuance of common stock to key employees and directors of the Company. Under this plan, the exercise provision and price of the options will be established on an individual basis generally with the exercise price of the options being not less than the market price of the underlying stock at the date of grant. The Company issued options simultaneously with the completion of the offering to purchase approximately 1,071,333 shares at the fair market value at the date of grant. The options generally will become exercisable beginning in the first year after grant in 20% - 33% increments per year and expire 10 years after the date of grant. In addition, the Company will grant options to purchase 137,500 shares of common stock of the Company (68,750 shares at $3.00 per share and 68,750 shares at $5.00 per share) in exchange for outstanding options to purchase stock of the IPO entities which were granted during 1995 at no less than the fair market value at the time of grant. Options to purchase 26,250 shares at $3.00 per share and 26,250 shares at $5.00 per share have vested at December 31, 1995. The remaining options will become exercisable in 25% - 33% increments per year and expire 10 years after the date of grant.

19. SUBSEQUENT EVENTS

   The Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with the initial public offering which became effective January 23, 1996. Pursuant to such offering, the Company issued 8,222,500 shares of Common Stock. Net proceeds to the Company from the stock issue, after deduction of underwriters' commissions and offering expenses, were $112,485,681.

   During January 1996, the Company used approximately $71,500,000, from the proceeds of the offering, to repay the following indebtedness and obligations of the Company that arose from certain acquisitions: (i) a promissory note to Aegis in the amount of $3,796,503 (including interest); (ii) a contingent note to the shareholders of Nutrichem, net of a tax loan receivable due from the shareholders, in the amount of $3,854,595 (including interest); (iii) a note payable to a financing institution in connection with the purchase of OTI in the amount of $15,585,023 (including interest); (iv) a note payable to NationsBank in the amount of $19,586,531 (including interest); and (v) a partial payment of $28,676,743 on the note payable to Mr. Gosman.

   After the completion of the offering, the Company changed its fiscal year end from December 31 to January 31.

20. PRO FORMA RESULTS (UNAUDITED)

   The unaudited pro forma combined balance sheet at December 31, 1995 has been prepared assuming the issuance of 8,222,500 shares of Common Stock and the application of the net proceeds therefrom, including the repayment of indebtedness (see Note 19) and the reclassification of initial public offering costs included in other

                                PHYMATRIX CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

20. PRO FORMA RESULTS (UNAUDITED) (Continued)

assets to additional paid in capital as if the offering had occurred on December 31, 1995. The unaudited pro forma combined balance sheet at December 31, 1995 also assumes the acquisition, simultaneous with the offering, of the remaining 50% ownership interest in DASCO and the remaining 20% ownership interest in Nutrichem.

   The accompanying financial statements include the results of operations derived from the entities purchased by the Company. The following unaudited pro forma information presents the results of operations of the Company for the years ended December 31, 1995 and 1994 as if the acquisition of the entities purchased to date had been consummated on January 1, 1995 and January 1, 1994. Such unaudited pro forma information is based on the historical financial information of the entities that have been purchased and does not include operational or other changes which might have been effected pursuant to the Company's management.

   The unaudited pro forma information presented below is for illustrative informational purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future (in thousands except per share amounts):

                                            Pro Forma
                                   -----------------------------
                                   December 31,     December 31,
                                       1995             1994
                                   ------------     ------------
                                    (unaudited)       (unaudited)
Revenue ......................       $125,342         $107,438
Loss .........................        (11,871)         (22,555)
Loss per share (1) ...........       $  (0.89)        $  (1.62)
                                     =========        ========

-------------
(1) Pro forma loss per share has been calculated based on 13,307,450 shares outstanding.

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended, which provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite an adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The Company's Certificate of Incorporation further provides that the Company shall indemnify its directors and officers to the full extent permitted by the law of the State of Delaware.

   The Company's Certificate of Incorporation provides that the Company's directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined.

   The Company maintains an indemnification insurance policy covering all directors and officers of the Company and its subsidiaries.

Item 21. Exhibits and Financial Statements

   (a) Exhibits. The following is a list of exhibits which are incorporated as part of the Registration Statement by reference.



Exhibit No.   Exhibit
-----------   -------
3.1           Restated Certificate of Incorporation of the Company.
3.2           By-laws of the Company.
+4.1          Indenture with respect to the Company's 6 3/4% Convertible Subordinated
                Debentures.
**5.1         Opinion of Nutter, McClennen & Fish, LLP as to the legality of the securities registered hereunder.
10.1          Asset Purchase Agreement dated September 13, 1995 by and between Oncology and
                Radiation Associates, P.A. and Oncology Therapies, Inc.
10.2          Agreement for Purchase and Sale of Assets dated September 11, 1995 by and among
                Osler Medical, Osler Medical, Inc., Professional Associations named herein and
                PhyChoice, Inc.
10.3          Purchase and Sale Agreement dated August 15, 1995 by and among Cancer Specialists of Georgia, P.C., Temple Associates, Wolverine Associates, Pembroke Group, LLC
                and PhyChoice, Inc.
10.4          Agreement for Purchase and Sale of Assets dated April 12, 1995 by and between
                Aegis Health Systems, Inc. and CCC National Lithotripsy, Inc.

                                     II-1

Exhibit No.   Exhibit
-----------   -------
10.5          Agreement and Plan of Merger dated November 21, 1994 among Oncology Therapies,
                Inc., Radiation Care Acquisition Corp., Radiation Care, Inc., A.M.A. Financial
                Corporation and Thomas E. Haire.
10.6          Stock and Asset Purchase Agreement dated October 27, 1994 by and among Nutrichem,
                Inc., The Health Link Group, Inc., John Chay, Raj Mantena and CCC-Infusion,
                Inc.
10.7          Stock Purchase Agreement dated May 31, 1995 by and among Dasco Development
                Corporation, Dasco Development West, Inc., Donald A. Sands, Bruce A. Rendina
                and Abraham D. Gosman.
10.8          Management Services Agreement dated August 15, 1995 by and between Georgia Cancer
                Specialists I, P.C. and PhyChoice, Inc.
10.9          Management Services Agreement dated September 11, 1995 by and between Osler
                Medical, Inc. and PhyChoice, Inc.
10.10         Employment Agreement dated as of January 1, 1995 between DASCO and Bruce A.
                Rendina
10.11         Employment Agreement dated as of January 1, 1995 between DASCO and Donald A.
                Sands
+10.12        Employment Agreement dated July 27, 1994 between Continuum Care of Massachusetts,
                Inc. and William A. Sanger
+10.13        First Amendment to Employment Agreement dated March 13, 1996 between PhyMatrix
                Corp. and William A. Sanger
+10.14        Employment Agreement dated January 29, 1996 between PhyMatrix Corp. and Robert A.
                Miller
10.15         Employment Agreement dated September 22, 1994 between Continuum Care of
                Massachusetts, Inc. and Edward E. Goldman, M.D.
10.16         1995 Equity Incentive Plan
10.17         Registration Agreement dated January 29, 1996 between PhyMatrix Corp. and various stockholders of PhyMatrix Corp.
+10.18        Registration Agreement dated June 21, 1996 between PhyMatrix Corp. and the
                Initial Purchasers of the Company's debentures.
10.19         Shareholders' Agreement dated as of May 31, 1995 by and among Donald A. Sands,
                Bruce A. Rendina, Abraham D. Gosman, DASCO Development Corporation and DASCO
                Development West, Inc.
21.1          Subsidiaries of the registrant
*23.1         Consent of Coopers & Lybrand L.L.P.
**24.1        Power of Attorney (Contained on Page II-5)


-------------


 * Filed herewith.
** Previously filed.
 + Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-08269).


All other exhibits are hereby incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-97854).

Item 22. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   (6) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceeding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a apart of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (7) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (8) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 20th day of December 1996.


                                               PHYMATRIX CORP.


                                               By: /s/ Frederick R. Leathers
                                               -------------------------------
                                               Frederick R. Leathers
                                               Chief Financial Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.




  /s/ *
  --------------------------------      December 20, 1996
  Abraham D. Gosman
  Chairman of the Board of
  Directors, President
  and Chief Executive Officer
  (Principal Executive Officer)

  /s/ Frederick R. Leathers             December 20, 1996
  ---------------------------------
  Frederick R. Leathers
  Chief Financial Officer
  (Principal Financial and
  Accounting Officer)

  /s/ *
  ---------------------------------     December 20, 1996
  Joseph N. Cassese
  Director

  /s/ *                                 December 20, 1996
  ---------------------------------
  David Livingston, M.D.
  Director

  /s/ *
  ---------------------------------     December 20, 1996
  Bruce Rendina
  Director
                                                   , 1996
  ---------------------------------
  Stephen E. Ronai, Esq.
  Director

  /s/ *
  ---------------------------------     December 20, 1996
  Governor Hugh L. Carey
  Director

  /s/ *
  ---------------------------------     December 20, 1996
  John Chay
  Director

                                                    , 1996
  ---------------------------------
  Eric Moskow
  Director